Exhibit 99.2

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012

and for the years ended

December 31, 2013, 2012 and 2011

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MBIA Insurance Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of MBIA Insurance Corporation and its subsidiaries (the “Company”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, NY

March 3, 2014

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands except share and per share amounts)

	December 31, 2013	December 31, 2012
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $320,919 and $708,068)	$327,977	$730,440
Investments carried at fair value	5,592	3,825
Short-term investments held as available-for-sale, at fair value (amortized cost $348,362 and $157,791)	348,620	158,610
Other investments (includes investments at fair value of $1,457 and $611)	28,996	28,139

Total investments	711,185	921,014
Cash and cash equivalents	929,512	396,788
Accrued investment income	8,011	7,085
Premiums receivable	1,050,889	1,228,381
Deferred acquisition costs	415,616	508,600
Prepaid reinsurance premiums	1,131,387	1,370,711
Insurance loss recoverable	694,448	3,648,025
Reinsurance recoverable on paid and unpaid losses	80,797	159,338
Property and equipment, at cost (less accumulated depreciation of $57,255 and $60,186)	1,450	1,633
Receivable for investments sold	6	65
Derivative assets	3,853	6,764
Current income taxes	5,659	7,071
Deferred income taxes, net	1,138,554	1,239,427
Other assets	21,001	19,744
Assets of consolidated variable interest entities:
Cash	96,894	176,342
Investments held-to-maturity, at amortized cost (fair value of $2,650,946 and $2,674,336)	2,801,300	2,829,200
Fixed-maturity securities at fair value	587,126	1,734,774
Loans receivable at fair value	1,612,339	1,880,586
Loan repurchase commitments	358,588	1,086,040
Derivative assets	306	333

Total assets	$11,648,921	$17,221,921

Liabilities and Equity (Deficit)
Liabilities:
Unearned premium revenue	$2,105,337	$2,507,839
Loss and loss adjustment expense reserves	628,631	845,573
Reinsurance premiums payable	279,956	313,287
Long-term debt	1,125,002	2,694,699
Deferred fee revenue	333,674	409,458
Payable for investments purchased	295	—
Derivative liabilities	1,151,360	2,933,229
Other liabilities	59,808	312,679
Liabilities of consolidated variable interest entities:
Variable interest entity notes (includes financial instruments carried at fair value of $2,430,024 and $3,675,182)	5,231,324	6,504,382
Derivative liabilities	11,029	161,745

Total liabilities	10,926,416	16,682,891

Commitments and contingencies (See Note 19)
Equity (deficit):
Series A non-cumulative perpetual preferred stock, par value $1,000 per share, liquidation value $100,000 per share, authorized—4,000, issued and outstanding—2,759	27,598	27,598
Common stock, par value $220.80 per share; authorized, issued and outstanding—67,936 shares	15,000	15,000
Additional paid-in capital	980,344	981,735
Retained earnings (deficit)	(319,245)	(510,283)
Accumulated other comprehensive income (loss), net of tax of $1,897 and $1,642	18,808	24,980

Total equity (deficit)	722,505	539,030

Total liabilities and equity (deficit)	$11,648,921	$17,221,921

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Years Ended December 31,
	2013	2012	2011
Revenues:
Premiums earned:
Scheduled premiums earned	$144,312	$182,375	$228,667
Refunding premiums earned	3,118	13,237	31,777

Premiums earned (net of ceded premiums of $227,817, $299,783, and $254,920)	147,430	195,612	260,444
Net investment income	8,977	19,173	72,235
Fees and reimbursements	82,212	141,134	99,291
Change in fair value of insured derivatives:
Realized gains (losses) and other settlements on insured derivatives	(1,547,494)	(407,179)	(2,372,313)
Unrealized gains (losses) on insured derivatives	1,777,248	1,869,664	(314,095)

Net change in fair value of insured derivatives	229,754	1,462,485	(2,686,408)
Net gains (losses) on financial instruments at fair value and foreign exchange	26,496	42,574	68,300
Investment losses related to other-than-temporary impairments:
Investment losses related to other-than-temporary impairments	—	(5,830)	(94,086)
Other-than-temporary impairments recognized in accumulated other comprehensive income (loss)	—	(37,086)	37,086

Net investment losses related to other-than-temporary impairments	—	(42,916)	(57,000)
Other net realized gains (losses)	504	1,175	937
Revenues of consolidated variable interest entities:
Net investment income	50,786	53,013	51,902
Net gains (losses) on financial instruments at fair value and foreign exchange	165,125	7,677	160,335
Other net realized gains (losses)	765	—	(15,975)

Total revenues	712,049	1,879,927	(2,045,939)
Expenses:
Losses and loss adjustment	12,186	28,721	(84,212)
Amortization of deferred acquisition costs	96,160	112,150	133,764
Operating	96,386	129,310	132,971
Interest	160,067	237,456	138,277
Expenses of consolidated variable interest entities:
Operating	12,282	19,703	32,160
Interest	39,918	42,375	42,673

Total expenses	416,999	569,715	395,633

Income (loss) before income taxes	295,050	1,310,212	(2,441,572)
Provision (benefit) for income taxes	104,012	423,590	(814,524)

Net income (loss)	$191,038	$886,622	$(1,627,048)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Years Ended December 31,
	2013	2012	2011
Net income (loss)	$191,038	$886,622	$(1,627,048)
Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	(8,009)	3,502	86,866
Provision (benefit) for income taxes	(4,045)	13,536	24,716

Total	(3,964)	(10,034)	62,150
Reclassification adjustments for (gains) losses included in net income (loss)	(6,351)	(22,608)	(62,698)
Provision (benefit) for income taxes	(2,224)	(7,913)	(21,944)

Total	(4,127)	(14,695)	(40,754)
Available-for-sale securities with other-than-temporary impairments:
Other-than-temporary impairments and unrealized gains (losses) arising during the period	—	—	(37,086)
Provision (benefit) for income taxes	—	—	(12,980)

Total	—	—	(24,106)
Reclassification adjustments for (gains) losses included in net income (loss)	—	37,086	—
Provision (benefit) for income taxes	—	12,980	—

Total	—	24,106	—
Foreign currency translation:
Foreign currency translation gains (losses)	3,093	18,516	(10,013)
Provision (benefit) for income taxes	1,174	(3,012)	1,479

Total	1,919	21,528	(11,492)

Total other comprehensive income (loss)	(6,172)	20,905	(14,202)

Comprehensive income (loss)	$184,866	$907,527	$(1,641,250)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For The Years Ended December 31, 2013, 2012 and 2011

(In thousands except share amounts)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance, January 1, 2011	2,759	$27,598	67,936	$15,000	$983,795	$230,143	$18,277	$1,274,813

Net income (loss)	—	—	—	—	—	(1,627,048)	—	(1,627,048)
Other comprehensive income (loss)	—	—	—	—	—	—	(14,202)	(14,202)
Capital contribution in connection with the sale of investments	—	—	—	—	3,620	—	—	3,620
Share-based compensation net of tax of $3,077	—	—	—	—	(1,580)	—	—	(1,580)

Balance, December 31, 2011	2,759	$27,598	67,936	$15,000	$985,835	$(1,396,905)	$4,075	$(364,397)

Net income (loss)	—	—	—	—	—	886,622	—	886,622
Other comprehensive income (loss)	—	—	—	—	—	—	20,905	20,905
Share-based compensation net of tax of $5,602	—	—	—	—	(4,100)	—	—	(4,100)

Balance, December 31, 2012	2,759	$27,598	67,936	$15,000	$981,735	$(510,283)	$24,980	$539,030

Net Income (loss)	—	—	—	—	—	191,038	—	191,038
Other comprehensive income (loss)	—	—	—	—	—	—	(6,172)	(6,172)
Share-based compensation net of tax of $2,062	—	—	—	—	(1,391)	—	—	(1,391)

Balance, December 31, 2013	2,759	$27,598	67,936	$15,000	$980,344	$(319,245)	$18,808	$722,505

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Premiums, fees and reimbursements received	$155,187	$261,197	$425,793
Investment income received	246,353	358,464	580,994
Insured derivative commutations and losses paid	(458,180)	(464,069)	(2,476,616)
Financial guarantee losses and loss adjustment expenses paid	(529,773)	(728,072)	(871,961)
Proceeds from recoveries and reinsurance	2,760,690	225,660	288,448
Operating and employee related expenses paid	(119,149)	(146,531)	(155,407)
Interest paid	(152,820)	(305,011)	(378,342)
Income taxes (paid) received	(1,101)	(8,261)	8,803

Net cash provided (used) by operating activities	1,901,207	(806,623)	(2,578,288)

Cash flows from investing activities:
Purchase of fixed-maturity securities	(183,067)	(517,179)	(863,245)
Sale and redemption of fixed-maturity securities	686,846	1,286,534	1,618,650
Proceeds from paydowns on variable interest entity loans	274,733	276,479	290,760
Proceeds from paydowns on secured loan to Parent	—	300,000	675,000
Redemptions of held-to-maturity investments	27,900	10,800	—
Sale (purchase) of short-term investments, net	(76,463)	243,701	627,759
Sale (purchase) of other investments, net	(553)	8,403	(24,525)
Sale of an entity to an affiliate	—	—	147,079
(Payments) proceeds for derivative settlements	(21,723)	(81,124)	(287,788)
Consolidation (deconsolidation) of variable interest entities, net	(26,385)	(50,901)	(432,288)
Capital expenditures	(605)	(555)	(968)
Disposal of fixed assets	5	—	447

Net cash provided (used) by investing activities	680,688	1,476,158	1,750,881

Cash flows from financing activities:
Principal paydowns of variable interest entity notes	(638,153)	(835,889)	(1,112,318)
Issuance of variable interest entity notes	92,720	—	—
Proceeds from (repayment of) secured loan with an affiliate	(1,595,620)	443,000	1,243,367

Net cash provided (used) by financing activities	(2,141,053)	(392,889)	131,049

Effect of exchange rate changes on cash and cash equivalents	12,434	—	—

Net increase (decrease) in cash and cash equivalents	453,276	276,646	(696,358)
Cash and cash equivalents—beginning of year	573,130	296,484	992,842

Cash and cash equivalents—end of year	$1,026,406	$573,130	$296,484

Reconciliation of net income (loss) to net cash provided (used) by operating activities:
Net income (loss)	$191,038	$886,622	$(1,627,048)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Change in:
Accrued investment income	(896)	5,416	8,692
Premiums receivable	175,539	152,309	209,536
Deferred acquisition costs	93,068	114,527	140,946
Unearned premium revenue	(408,647)	(469,191)	(524,409)
Prepaid reinsurance premiums	239,324	328,029	290,031
Reinsurance premiums payable	(33,331)	(38,445)	(38,017)
Loss and loss adjustment expense reserves	(219,829)	9,242	(293,027)
Reinsurance recoverable on paid and unpaid losses	78,541	18,706	50,804
Insurance loss recoverable	3,753,601	(602,133)	(512,846)
Payable to affiliates	(3,339)	(5,593)	137,612
Payable to reinsurers on recoverables	(243,375)	100,792	87,244
Accrued interest payable	139,855	103,370	—
Accounts receivable	(1,491)	53	30
Accrued expenses	(9,537)	36,038	(1,009)
Deferred fee revenue	(75,784)	(104,682)	(96,254)
Current income taxes	1,412	(33,132)	22,530
Amortization (accretion) of bond premiums (discounts), net	2,297	6,871	(16,365)
Depreciation	782	1,432	2,486
Net investment losses related to other-than-temporary impairments	—	42,916	57,000
Unrealized (gains) losses on insured derivatives	(1,777,248)	(1,869,664)	314,095
Net (gains) losses on financial instruments at fair value and foreign exchange	(191,621)	(50,251)	(228,636)
Other net realized (gains) losses	(1,269)	(1,175)	15,038
Deferred income tax provision (benefit)	101,433	448,474	(831,453)
Share-based compensation	671	1,502	1,497
Interest on variable interest entities, net	87,271	139,703	254,590
Other operating	2,742	(28,359)	(1,355)

Total adjustments to net income (loss)	1,710,169	(1,693,245)	(951,240)

Net cash provided (used) by operating activities	$1,901,207	$(806,623)	$(2,578,288)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1: Business Developments and Risks and Uncertainties

Summary

MBIA Insurance Corporation is a wholly-owned subsidiary of MBIA Inc. (the “Parent” or “MBIA”). The guarantees of MBIA Insurance Corporation and its subsidiaries, (“MBIA Corp.”) generally provide unconditional and irrevocable guarantees of the payments of the principal of, and interest or other amounts owing on, insured obligations when due or, in the event MBIA Corp. has the right at its discretion to accelerate insured obligations upon default or otherwise, upon MBIA Corp.’s acceleration. MBIA Corp.’s guarantees insure structured finance and asset-backed obligations, privately issued bonds used for the financing of public purpose projects, which are primarily located outside of the United States (“U.S.”) and that include toll roads, bridges, airports, public transportation facilities, utilities and other types of infrastructure projects serving a substantial public purpose, and obligations of sovereign-related and sub-sovereign issuers. Structured finance and asset-backed securities (“ABS”) typically are securities repayable from expected cash flows generated by a specified pool of assets, such as residential and commercial mortgages, insurance policies, consumer loans, corporate loans and bonds, trade and export receivables, leases for equipment, aircraft and real property. MBIA Corp. is no longer insuring new credit derivative contracts except in transactions related to the reduction of existing derivative exposure.

Certain investment agreement contracts written by MBIA Inc. are insured by MBIA Corp. If MBIA Inc. were to have insufficient assets to pay amounts due, MBIA Corp. would be called upon to make such payments under its insurance policies. MBIA Corp. also insures debt obligations of the following affiliates:

•	MBIA Inc.;

•	MBIA Global Funding, LLC (“GFL”);

•	Meridian Funding Company, LLC (“Meridian”);

•

LaCrosse Financial Products, LLC (“LaCrosse”), a wholly-owned affiliate, in which MBIA Corp. has written insurance policies guaranteeing the obligations under credit default swaps (“CDS”), including termination payments that may become due in certain circumstances including the occurrence of certain insolvency or payment defaults under the CDS contracts.

MBIA Insurance Corporation owns MBIA UK, a financial guarantee insurance company licensed in the United Kingdom (“U.K.”) that issued financial guarantee insurance in the member countries of the European Economic Area and other regions outside the U.S. MBIA Insurance Corporation issued financial guarantee insurance in Mexico through MBIA México, S.A. de C.V.

The structured finance market continues to recover from the global credit crisis with new issuance volume, though increasing, still well below historical averages. It is unclear how or when MBIA Corp. may be able to re-engage this market.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1: Business Developments and Risks and Uncertainties (continued)

Business Developments

Bank of America Settlement

In May of 2013, MBIA Inc., together with its subsidiaries, MBIA Corp. and National Public Finance Guarantee Corporation (“National”), entered into a comprehensive settlement agreement and related agreements (the “BofA Settlement Agreement”) with Bank of America Corporation and certain of its subsidiaries (collectively, “Bank of America”). Under the terms of the BofA Settlement Agreement, MBIA Corp. received a payment of approximately $1.7 billion, consisting of $1.6 billion of cash and $136 million principal amount of MBIA Inc.’s 5.70% Senior Notes due 2034. In exchange for such payment, MBIA Corp. agreed to dismiss the litigation commenced in September of 2008 against Countrywide Home Loans, Inc. (“Countrywide”), among other parties, and later amended to include claims against Bank of America, relating to breaches of representations and warranties on certain MBIA-insured securitizations sponsored by Countrywide. Bank of America and MBIA also agreed to the commutation of all of the MBIA Corp. policies held by Bank of America, which had a notional insured amount of approximately $7.4 billion, of which $6.1 billion were policies insuring CDS held by Bank of America referencing commercial real estate (“CRE”) exposures. MBIA Corp. has no further payment obligations under the commuted policies. The New York State Department of Financial Services (“NYSDFS”) advised MBIA Corp. that the NYSDFS did not object to the BofA Settlement Agreement. The $1.6 billion of cash received in connection with the BofA Settlement Agreement is included in “Proceeds from recoveries and reinsurance” presented under the heading “Cash flows from operating activities” on MBIA Corp.’s consolidated statements of cash flows.

The payment from Bank of America, including the MBIA Inc. notes, was used by MBIA Corp. to repay the outstanding balance and accrued interest on MBIA Corp.’s secured loan from National (the “National Secured Loan”). The National Secured Loan balance of $1.7 billion as of March 31, 2013 was reduced to approximately $1.6 billion prior to the Bank of America settlement as a result of the receipt of $110 million in settlement of Flagstar Bank’s put-back obligation.

Under the terms of the BofA Settlement Agreement, Blue Ridge Investments, L.L.C. (“Blue Ridge”), an affiliate of Bank of America, received a five-year warrant to purchase 9.94 million shares of MBIA common stock at a price of $9.59 per share. Bank of America also agreed to dismiss the litigation between the parties concerning the restructuring transactions announced by MBIA on February 18, 2009 (the “Transformation”) and the litigation between the parties concerning the senior debt consent solicitation completed by MBIA in the fourth quarter of 2012. In addition, Bank of America agreed to withdraw the purported “notice of default” it sent in connection with such consent solicitation.

Under the terms of the BofA Settlement Agreement, the dismissals of the litigations referenced above were initially filed on a “without prejudice” basis. The parties will refile such dismissals on a “with prejudice” basis provided that, within the one-year period following execution of the BofA Settlement Agreement, none of the claims released pursuant to the BofA Settlement Agreement are reinstated and neither party is required to make a payment on any such released claims. MBIA Corp. views the likelihood of such an event as remote, and thus expects that the litigation dismissals will be filed on a “with prejudice” basis at the expiration of such one-year period.

MBIA Corp.’s policies insuring the residential mortgage-backed securities (“RMBS”) securitizations originated by Countrywide will continue to be in full force and effect, and MBIA Corp. will continue to make payments of principal and interest if there are shortfalls when due under such policies. Bank of America will have no further representation and warranty liability with respect to the origination of the mortgage loans in the MBIA-insured Countrywide and certain other securitizations. MBIA Corp. also will retain the rights under its insurance policies to any excess spread (the difference between interest inflows on assets and interest outflows on liabilities) collected under these policies.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1: Business Developments and Risks and Uncertainties (continued)

In addition, MBIA Insurance Corporation entered into a $500 million three-year secured revolving credit agreement with Blue Ridge (the “Blue Ridge Secured Loan”). During 2013, MBIA Insurance Corporation borrowed $70 million under this agreement. MBIA Corp. used a portion of the proceeds from the sale of its claims against Residential Capital LLC and certain related entities (collectively, “ResCap”) to repay all outstanding borrowings plus accrued interest and related expenses under this loan and terminated the loan since the aggregate proceeds from the ResCap claims sale exceeded Blue Ridge’s commitment amount as per the terms of the Blue Ridge Secured Loan. Refer to “Residential Capital LLC Agreement and Sale” below for further discussion of the claims sold.

Residential Capital LLC Agreement and Claims Sale

In December of 2013, MBIA Insurance Corporation sold its claims and certain related rights (the “Claims”), as an unsecured creditor, against the bankruptcy estates of Residential Funding Company, LLC (“RFC”), GMAC Mortgage LLC (“GMAC”) and ResCap for an amount that modestly exceeds the recoveries recorded in respect to the Claims on MBIA Corp.’s balance sheet as of September 30, 2013. As previously disclosed, MBIA Corp. had asserted contract claims (referred to as “put-back” claims) against RFC, GMAC and ResCap related to mortgage loans whose inclusion in insured securitizations failed to comply with representations and warranties. ResCap and its wholly-owned subsidiary companies, RFC and GMAC, each filed for bankruptcy protection in May of 2012. During the fourth quarter of 2013, ResCap settled litigation with its Junior Secured Noteholders and a reorganization plan was approved in bankruptcy court. MBIA Corp.’s policies insuring the RMBS securitizations originated by ResCap will continue to be in full force and effect, and MBIA Corp. will continue to make payments of principal and interest if there are shortfalls when due under such policies. MBIA Corp. also will retain the rights under its insurance policies to any excess spread collected under these policies.

Societe Generale Settlement

In May of 2013, MBIA Inc., together with its subsidiaries, MBIA Corp. and National, entered into an agreement with Societe Generale pursuant to which MBIA commuted $4.2 billion of gross insured exposure comprising ABS collateralized debt obligations (“CDOs”), structured commercial mortgage-backed securities (“CMBS”) pools and CRE CDOs. The amount MBIA paid to Societe Generale in consideration of commuting its insured exposure is consistent with MBIA Corp.’s December 31, 2012 aggregate statutory loss reserves for the exposures commuted. Also, pursuant to the agreement, Societe Generale agreed to dismiss the litigation between the parties concerning the Transformation, which includes any appeals of the decision denying the Article 78 petition and the plenary case.

Transformation Litigation

Subsequent to the BofA Settlement Agreement and the Societe Generale settlement, all litigation brought originally by the group of eighteen domestic and international financial institutions relating to the establishment of National has been resolved.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1: Business Developments and Risks and Uncertainties (continued)

Other

As of December 31, 2013 and 2012, MBIA Corp.’s cash and liquid assets that were immediately available totaled $827 million and $345 million, respectively. Management believes MBIA Corp.’s current liquidity position, together with future cash inflows is adequate to make expected future claim payments. MBIA Corp.’s liquidity position has substantially improved as result of the BofA Settlement Agreement, including the elimination of potential claims on Bank of America/Merrill Lynch CMBS exposures, and the sale of the ResCap Claims. MBIA Corp. continues to seek to reduce both the absolute amount and the volatility of its obligations and potential future claim payments through the execution of commutations of insurance policies. During 2013, MBIA Corp. commuted $20.0 billion of gross par exposure, including the $7.4 billion and $4.2 billion commuted with Bank of America and Societe Generale, respectively, described above, primarily comprising structured CMBS pools, investment grade CDOs, ABS CDOs, first-lien RMBS, high yield corporate CDOs, CRE CDOs and structured insurance securities. Subsequent to December 31, 2013, MBIA Corp. commuted an additional $3.0 billion of gross insured exposure comprising structured CMBS pools in which the reference CMBS were originally rated single-A. The cost of the commutation in excess of the statutory loss reserves on the policies as of September 30, 2013 is reflected in MBIA Corp.’s statutory accounts as of December 31, 2013. The cost reflected in the statutory financial statements includes a fixed cash payment and the recognition of a contingent value that could be delivered in the future. Under accounting principles generally accepted in the United States of America (“GAAP”), the commuted policies are accounted for as derivatives and carried at their fair values as of December 31, 2013. The fair values of MBIA Corp.’s derivative liabilities for the commuted policies as of December 31, 2013 exceeded the cost of the commutation. The difference between the fair values of MBIA Corp.’s derivative liabilities for the commuted policies and the estimated/projected aggregate cost of the commutation will be reflected in earnings in the first quarter of 2014, the period in which the commutation occurred. In connection with this commutation, on February 14, 2014, Moody’s Investors Service, Inc. (“Moody’s”) placed the current rating of MBIA Insurance Corporation, B3 with a positive outlook, on review for upgrade. During 2012, MBIA Corp. commuted $13.4 billion of gross insured exposure, primarily comprising structured CMBS pools, CRE CDOs, investment grade CDOs, ABS CDOs, and subprime RMBS transactions.

Risks and Uncertainties

MBIA Corp.’s consolidated financial statements include estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The outcome of certain significant risks and uncertainties could cause MBIA Corp. to revise its estimates and assumptions or could cause actual results to differ from MBIA Corp.’s estimates. While MBIA Corp. believes that it continues to have sufficient capital and liquidity to meet all of its expected obligations, if one or more possible adverse outcomes were to be realized, its statutory capital, financial position, results of operations and cash flows could be materially and adversely affected.

Significant risks and uncertainties that could affect amounts reported in MBIA Corp.’s financial statements in future periods include, but are not limited to, the following:

•

The amount and timing of potential claims from MBIA Corp.’s second-lien RMBS and remaining insured CMBS pools are potentially volatile, as are the projected collections of excess spread and the remaining timing of the put-back recoverable from Credit Suisse Securities (USA) LLC, DLJ Mortgage Capital, Inc., and Select Portfolio Servicing, Inc. (collectively, “Credit Suisse”). Further, the remaining insured portfolio, aside from these exposures, could deteriorate and result in additional significant loss reserves and claim payments. MBIA Corp.’s expected liquidity and capital forecasts, which include expected put-back recoveries from Credit Suisse and excess spread recoveries, reflect adequate resources to pay expected claims. However, if MBIA Corp. experiences higher than expected claim payments or is unable to commute the remaining exposures that represent substantial risk, MBIA Corp. may ultimately have insufficient resources to continue to pay claims, which could cause the NYSDFS to put MBIA Corp. into a rehabilitation or liquidation proceeding (an “MBIA Corp. Proceeding”), as per Article 74 of the New York Insurance Law (“NYIL”). Refer to “Note 6: Loss and Loss Adjustment Expense Reserves” for information about MBIA Corp.’s reserves and recoveries.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1: Business Developments and Risks and Uncertainties (continued)

•

Management believes that MBIA Corp. has sufficient liquidity resources to meet all of its obligations for the foreseeable future. In order to meet its liquidity requirements, MBIA Corp. may use its ability access external sources of financing, although there can be no assurance that this strategy will be available or adequate. A failure by MBIA Inc. to settle liabilities that are also insured by MBIA Corp. could result in claims on MBIA Corp.

•

MBIA Corp.’s primary strategy for managing its CMBS pool exposure, as well as its ABS CDO exposures, has been commutations. MBIA Corp.’s ability to commute insured transactions is limited by available liquidity and financing transactions, some of which could be subject to regulatory approval by the NYSDFS and/or the U.K.’s Prudential Regulation Authority, therefore, there can be no assurance that MBIA Corp. will be able to fund further commutations. Refer to “Note 6: Loss and Loss Adjustment Expense Reserves” for information about MBIA Corp.’s loss reserves and recoveries.

•

As of December 31, 2013, MBIA Insurance Corporation exceeded its aggregate risk limits under the NYIL. MBIA Insurance Corporation plans to notify the NYSDFS of the overage and submit a plan to achieve compliance with the limits in accordance with the NYIL. In 2013 and 2012, MBIA Insurance Corporation reported additional overages to the NYSDFS with respect to its single risk limits. If MBIA Insurance Corporation is not in compliance with its aggregate risk and single risk limits, the NYSDFS may prevent MBIA Insurance Corporation from transacting any new financial guarantee insurance business until it no longer exceeds these limitations.

•

Changes in fair value of insured credit derivatives can be caused by general market conditions, volatility in MBIA Corp.’s credit spreads and volatility in the underlying collateral assets of insured credit derivatives. These factors may result in significant unrealized gains and losses in MBIA Corp.’s reported results of operations. Refer to “Note 7: Fair Value of Financial Instruments” for information about MBIA Corp.’s valuation of insured credit derivatives.

As a result of the BofA Settlement Agreement and the sale of the ResCap Claims, the risk of an MBIA Corp. Proceeding has been significantly reduced. While MBIA Corp. believes it will have adequate resources to pay expected claims, in the event it does not have adequate resources in the future and the NYSDFS were to commence an MBIA Corp. Proceeding, MBIA Corp. may be subject to the following:

•

CDS counterparties may seek to terminate CDS contracts insured by MBIA Corp. and MBIA UK Insurance Limited and make market-based damage claims (irrespective of whether actual credit-related losses are expected under the underlying exposure). MBIA Corp. believes that such acceleration would likely terminate any residual value.

•

Medium-term notes (“MTNs”) issued by MBIA’s subsidiaries, GFL and Meridian, which are insured by MBIA Corp., would accelerate. To the extent GFL fails to pay the accelerated amounts under the GFL MTNs or the collateral securing the Meridian MTNs is deemed insufficient to pay the accelerated amounts under the Meridian MTNs, the MTN holders would have policy claims against MBIA Corp. for scheduled payments of interest and principal.

•

An MBIA Corp. Proceeding may accelerate certain investment agreements issued by MBIA Inc. including, in some cases, with make-whole payments. To the extent MBIA fails to pay the accelerated amounts under these investment agreements or the collateral securing these investment agreements is deemed insufficient to pay the accelerated amounts due, the holders of the investment agreements would have policy claims against MBIA Corp.

•	Payments under MBIA Corp. insurance policies could be suspended, delayed or reduced, in whole or in part.

•	An acceleration of the surplus notes issued by MBIA Corp. and a possible reduction or further delay or suspension of the amounts due.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1: Business Developments and Risks and Uncertainties (continued)

•

MBIA Corp.’s ability to carry out its tax planning strategies. This may cause it to record additional allowances against a portion or all of its deferred tax assets. Refer to “Note 11: Income Taxes” for information about MBIA Corp.’s deferred tax assets. In addition, MBIA Corp. is currently included in the consolidated tax return of MBIA Inc. An MBIA Corp. Proceeding could result in challenges to the tax sharing arrangement among the MBIA affiliates that might adversely affect management’s ability to manage taxes efficiently.

•

Approval of the rehabilitator and the rehabilitation court (or liquidator and liquidation court, as the case may be) may be required for a variety of actions of importance to MBIA Corp. and its policyholders, including, without limitation, settlement of MBIA Corp.’s put-back litigation and commutation of MBIA Corp.-insured exposures.

•

The rehabilitator or liquidator would replace the Board of Directors of MBIA Corp. and take control of the operations and assets of MBIA Corp., which would result in changes to its strategies and management.

•

MBIA Corp. would be subject to significant additional expenses arising from the appointment of the rehabilitator or liquidator, as receiver, and payment of the fees and expenses of the advisors to such rehabilitator or liquidator.

Note 2: Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared on the basis of GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. As additional information becomes available or actual amounts become determinable, the recorded estimates are revised and reflected in operating results.

Certain amounts have been reclassified in prior years’ consolidated financial statements to conform to the current presentation. These reclassifications had no impact on total revenues, expenses, assets, liabilities or shareholders’ equity for all periods presented. Accordingly, management believes these reclassifications are immaterial to MBIA Corp.’s consolidated financial statements.

Prior Period Revision

The consolidated statements of comprehensive income (loss) for the years ended December 31, 2012 and 2011 were revised to correct an error in the classification of certain foreign currency translation gains included in other comprehensive income. For the year ended December 31, 2012, “Unrealized gains (losses) arising during the period” of $4 million were previously reported as $45 million and “Foreign currency translation gains (losses)” of $19 million were previously reported as ($22 million). For the year ended December 31, 2011, “Unrealized gains (losses) arising during the period” of $87 million were previously reported as $108 million and “Foreign currency translation gains (losses)” of ($10 million) were previously reported as ($31 million). These revisions had no impact on total other comprehensive income, total comprehensive income, total assets, total liabilities, or total equity for the respective periods. As such and in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 99, Materiality, and SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, MBIA Corp. evaluated these revisions and concluded that they were immaterial to the affected prior periods individually and in the aggregate.

MBIA Corp. evaluated all events subsequent to December 31, 2013 through March 3, 2014, the date of issuance of the consolidated financial statements, for inclusion in MBIA Corp.’s consolidated financial statements and/or accompanying notes.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

Consolidation

The consolidated financial statements include the accounts of MBIA Insurance Corporation, its wholly-owned subsidiaries and all other entities in which MBIA Corp. has a controlling financial interest. All intercompany balances and transactions have been eliminated. MBIA Corp. determines whether it has a controlling financial interest in an entity by first evaluating whether an entity is a voting interest entity or a variable interest entity (“VIE”).

Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable an entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities are consolidated when MBIA Corp. has a majority voting interest.

VIEs are entities that lack one or more of the characteristics of a voting interest entity. The consolidation of a VIE is required if an entity has a variable interest (such as an equity or debt investment, a beneficial interest, a guarantee, a written put option or a similar obligation) and that variable interest or interests give it a controlling financial interest in the VIE. A controlling financial interest is present when an enterprise has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The enterprise with the controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. MBIA Corp. consolidates all VIEs in which it is the primary beneficiary. Refer to “Note 4: Variable Interest Entities” for additional information.

Investments

MBIA Corp. classifies its fixed-maturity investments as available-for-sale (“AFS”), held-to-maturity (“HTM”), or trading. AFS investments are reported in the consolidated balance sheets at fair value, with unrealized gains and losses, net of applicable deferred income taxes, reflected in accumulated other comprehensive income (loss) (“AOCI”) in shareholders’ equity. Bond discounts and premiums are accreted and amortized using the effective yield method over the remaining term of the securities. For mortgage-backed securities (“MBS”) and ABS, discounts and premiums are amortized using the retrospective method. For pre-refunded bonds, the remaining term is determined based on the contractual refunding date. Investment income is recorded as earned. Realized gains and losses represent the difference between the amortized cost value and the sale proceeds. The first-in, first-out method is used to identify the investments sold and the resulting realized gains and losses are included as a separate component of revenues.

HTM investments consist mainly of debt securities for which MBIA Corp. has the ability and intent to hold such investments to maturity. These investments are reported in the consolidated balance sheets at amortized cost. Discounts and premiums are amortized using the effective yield method over the remaining term of the assets. Investment income, including interest income, is recorded as earned.

Short-term investments include all fixed-maturity securities with a remaining effective term to maturity of less than one year, commercial paper and money market securities.

Other investments include loan receivables due from an affiliate and MBIA Corp.’s investment in equity securities. The loan receivables bear no interest and are accounted for at the principal amount outstanding. Refer to “Note 18: Related Party Transactions” for more information on the loan receivables. MBIA Corp. records its share of the unrealized gains and losses on equity securities, net of applicable deferred income taxes, in AOCI in shareholders’ equity when it does not have a controlling financial interest in or exert significant influence over an entity (generally a voting interest of less than 20%).

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

Fixed-Maturity Securities at Fair Value

Fixed-maturity securities at fair value include all fixed-maturity securities held by MBIA Corp. for which changes in fair values are reflected in earnings. These securities are those for which MBIA Corp. has elected the fair value option. Changes in fair value and realized gains and losses from the sale of these securities are reflected in earnings as part of “Net gains (losses) on financial instruments at fair value and foreign exchange.” Any interest income is reflected in earnings as part of net investment income. Refer to “Note 7: Fair Value of Financial Instruments” for additional disclosures related to securities for which MBIA Corp. has elected the fair value option.

MBIA Corp. elected, under the fair value option within accounting guidance for financial assets and liabilities, to record certain financial assets and liabilities at fair value. Specifically, MBIA Corp. has elected to apply the fair value option to all financial assets and liabilities of certain consolidated VIEs on a VIE-by-VIE basis.

Other-Than-Temporary Impairments on Investment Securities

MBIA Corp.’s consolidated statements of operations reflect the full impairment (the difference between a security’s amortized cost basis and fair value) on debt securities that MBIA Corp. intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis. For AFS and HTM debt securities that management has no intent to sell and believes that it is more likely than not such securities will not be required to be sold prior to recovery, only the credit loss component of the impairment is recognized in earnings. For AFS securities, the remaining fair value loss is recognized in AOCI, net of applicable deferred income taxes.

MBIA Corp.’s AFS and HTM securities for which the fair value is less than amortized cost are reviewed no less than quarterly in order to determine whether a credit loss exists. This evaluation includes both qualitative and quantitative considerations. In assessing whether a decline in value is related to a credit loss, MBIA Corp. considers several factors, including but not limited to (a) the magnitude and duration of the decline, (b) credit indicators and the reasons for the decline, such as general interest rate or credit spread movements, credit rating downgrades, issuer-specific changes in credit spreads, and the financial condition of the issuer, and (c) any guarantees associated with a security such as those provided by financial guarantee insurance companies. Credit loss expectations for ABS and CDOs are assessed using discounted cash flow modeling, and the recoverability of amortized cost for corporate obligations is generally assessed using issuer-specific credit analyses.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks with original maturities of less than 90 days.

Acquisition Costs

MBIA Corp. capitalizes and defers acquisition costs that are directly related to the successful acquisition of new or renewal business. Acquisition costs are costs to acquire an insurance contract which result directly from and is essential to the insurance contracts transaction and would not have been incurred by MBIA Corp. had the contract transaction not occurred. For business produced directly by MBIA Corp., such costs include compensation of employees involved in underwriting and deferred issuance functions, certain rating agency fees, state premium taxes and certain other underwriting expenses, reduced by ceding commission income on premiums ceded to reinsurers. Acquisition costs also include ceding commissions paid by MBIA Corp. in connection with assuming business from other financial guarantors. In February 2009, ceding commission income on premiums ceded to National was related to all U.S. public finance exposure, including assumed Financial Guaranty Insurance Company business. Such ceding commission exceeded its carrying value of the deferred acquisition costs related to those businesses initially acquired by MBIA Corp., and accordingly, was reflected as deferred revenue. Acquisition costs, net of ceding commissions received, related to non-derivative insured financial guarantee transactions are deferred and amortized over the period in which the related premiums are earned. Acquisition costs related to insured derivative transactions are expensed as incurred.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

Derivatives

MBIA Corp. has entered into derivative transactions as an additional form of financial guarantee and for purposes of hedging risks associated with existing assets and liabilities. All derivative instruments are recognized at fair value on the balance sheets as either assets or liabilities depending on the rights or obligations under the contract and the gain or loss on the derivative is recognized in the statements of operations as “Net gains (losses) on financial instruments at fair value and foreign exchange” or “Unrealized gains (losses) on insured derivatives” depending on the nature of the derivative. MBIA Corp. does not designate any derivatives as hedges.

Certain of MBIA Corp.’s financial guarantees that meet the definition of a derivative are subject to a financial guarantee scope exception, as defined by the accounting guidance for derivative instruments and hedging activities. This scope exception provides that these financial guarantee contracts are not subject to accounting guidance for derivative instruments and should be accounted for as financial guarantee insurance contracts only if:

•

they provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations under a non-derivative contract, either at pre-specified payment dates or accelerated payment dates, as a result of the occurrence of an event of default (as defined in the financial obligation covered by the guarantee contract) or notice of acceleration being made to the debtor by the creditor;

•	payment under the financial guarantee contract is made only if the debtor’s obligation to make payments as a result of conditions as described above is past due; and

•

the guaranteed party is, as a precondition in the contract (or in the back-to-back arrangement, if applicable) for receiving payment of any claim under the guarantee, exposed to the risk of nonpayment both at inception of the financial guarantee contract and throughout its term either through direct legal ownership of the guaranteed obligation or through a back-to-back arrangement with another party that is required by the back-to-back arrangement to maintain direct ownership of the guaranteed obligation.

Financial guarantee contracts which have any of the following would not qualify for the financial guarantee scope exception:

•	payments are required based on changes in the creditworthiness of a referenced credit, rather than failure of that debtor to pay when due (i.e. default);

•	the guaranteed party is not actually exposed to loss (that is, it neither owns the referenced asset nor is itself a guarantor of that asset) throughout the term of the contract; or

•	the compensation to be paid under the contract could exceed the amount of loss actually incurred by the guaranteed party.

Approximately 92% of MBIA Corp.’s financial guarantee contracts qualify for the scope exception defined above and, therefore, are accounted for as financial guarantee insurance contracts. The remaining contracts do not meet the scope exception, primarily because the guaranteed party is not exposed to the risk of nonpayment both at inception of the financial guarantee contract and throughout its term. These contracts are accounted for as derivatives and reported on MBIA Corp.’s consolidated balance sheets as either assets or liabilities, depending on the rights or obligations under the contract, at fair value. MBIA Corp. refers to these contracts as insured CDS contracts. Insured CDS contracts are not designated as hedges and changes in the fair value are reflected in the consolidated statements of operations as “Unrealized gains (losses) on insured derivatives.”

Refer to “Note 9: Derivative Instruments” for a further discussion of MBIA Corp.’s use of derivatives and their impact on MBIA Corp.’s consolidated financial statements and “Note 7: Fair Value of Financial Instruments” for derivative valuation techniques and fair value disclosures.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

Fair Value Measurements – Definition and Hierarchy

In determining fair value, MBIA Corp. uses various valuation approaches, including both market and income approaches. The accounting guidance for fair value measurement establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available and reliable. Observable inputs are those MBIA Corp. believes that market participants would use in pricing the asset or liability developed based on market data. Unobservable inputs are those that reflect MBIA Corp.’s beliefs about the assumptions market participants would use in pricing the asset or liability developed based on the best information available. The hierarchy is broken down into three levels based on the observability and reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that MBIA Corp. has the ability to access. Assets utilizing Level 1 inputs generally include U.S. Treasuries, foreign government bonds, money market securities, and certain corporate obligations that are highly liquid and actively traded.

•

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 assets include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, securities which are priced using observable inputs and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Assets and liabilities utilizing Level 2 inputs include: U.S. government and agency MBS; most over-the-counter (“OTC”) derivatives; corporate and municipal bonds; and certain other MBS or ABS.

•

Level 3—Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Assets and liabilities utilizing Level 3 inputs include certain MBS, ABS and CDO securities where observable pricing information was not able to be obtained for a significant portion of the underlying assets; OTC derivatives and certain insured derivatives that require significant management judgment and estimation in the valuation.

The level of activity in a market contributes to the determination of whether an input is observable. An active market is one in which transactions for an asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis. In determining whether a market is active or inactive, MBIA Corp. considers the following traits to be indicative of an active market:

•	transactions are frequent and observable;

•	prices in the market are current;

•	price quotes among dealers do not vary significantly over time; and

•	sufficient information relevant to valuation is publicly available.

The availability of observable inputs can vary from product to product and period to period and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by MBIA Corp. in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, MBIA Corp.’s own assumptions are set to reflect those that it believes market participants would use in pricing the asset or liability at the measurement date. MBIA Corp. uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3. MBIA Corp. has also taken into account its own nonperformance risk and that of its counterparties when measuring fair value.

Refer to “Note 7: Fair Value of Financial Instruments” for additional fair value disclosures.

Loss and Loss Adjustment Expenses

MBIA Corp. recognizes loss reserves on a contract-by-contract basis when the present value of expected net cash outflows to be paid under the contract discounted using a risk-free rate as of the measurement date exceeds the unearned premium revenue. A loss reserve is subsequently remeasured each reporting period for expected increases or decreases due to changes in the likelihood of default and potential recoveries. Subsequent changes to the measurement of the loss reserves are recognized as loss expense in the period of change. Measurement and recognition of loss reserves are reported gross of any reinsurance. MBIA Corp. estimates the likelihood of possible claim payments and possible recoveries using probability-weighted expected cash flows based on information available as of the measurement date, including market information. Accretion of the discount on a loss reserve is included in loss expense.

MBIA Corp. recognizes potential recoveries on paid claims based on probability-weighted net cash inflows present valued at applicable risk-free rates as of the measurement date. Such amounts are reported within “Insurance loss recoverable” on MBIA Corp.’s consolidated balance sheets. To the extent MBIA Corp. had recorded potential recoveries in its loss reserves prior to a claim payment, such recoveries are reclassified to “Insurance loss recoverable” upon payment of the related claim and remeasured each reporting period.

MBIA Corp.’s loss reserve, insurance loss recoverable, and accruals for loss adjustment expense (“LAE”) incurred are disclosed in “Note 6: Loss and Loss Adjustment Expense Reserves.”

Long-term Debt

Long-term debt is carried at the principal amount borrowed, plus accrued interest and net of any unamortized discounts.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

Financial Guarantee Insurance Premiums

Unearned Premium Revenue and Receivable for Future Premiums

MBIA Corp. recognizes a liability for unearned premium revenue at the inception of financial guarantee insurance and reinsurance contracts on a contract-by-contract basis. Unearned premium revenue recognized at inception of a contract is measured at the present value of the premium due. For most financial guarantee insurance contracts, MBIA Corp. receives the entire premium due at the inception of the contract, and recognizes unearned premium revenue liability at that time. For certain other financial guarantee contracts, MBIA Corp. receives premiums in installments over the term of the contract. Unearned premium revenue and a receivable for future premiums are recognized at the inception of an installment contract, and measured at the present value of premiums expected to be collected over the contract period or expected period using a risk-free discount rate. The expected period is used in the present value determination of unearned premium revenue and receivable for future premiums for contracts where (a) the insured obligation is contractually prepayable, (b) prepayments are probable, (c) the amount and timing of prepayments are reasonably estimable, and (d) a homogenous pool of assets is the underlying collateral for the insured obligation. MBIA Corp. has determined that substantially all of its installment contracts meet the conditions required to be treated as expected period contracts. The receivable for future premiums is reduced as installment premiums are collected. MBIA Corp. reports the accretion of the discount on installment premiums receivable as premium revenue and discloses the amount recognized in “Note 5: Insurance Premiums.” MBIA Corp. assesses the receivable for future premiums for collectability each reporting period, adjusts the receivable for uncollectible amounts and recognizes any write-off as operating expense, and discloses the amount recognized in “Note 5: Insurance Premiums.” As premium revenue is recognized, the unearned premium revenue liability is reduced.

Premium Revenue Recognition

MBIA Corp. recognizes and measures premium revenue over the period of the contract in proportion to the amount of insurance protection provided. Premium revenue is measured by applying a constant rate to the insured principal amount outstanding in a given period to recognize a proportionate share of the premium received or expected to be received on a financial guarantee insurance contract. A constant rate for each respective financial guarantee insurance contract is calculated as the ratio of (a) the present value of premium received or expected to be received over the period of the contract to (b) the sum of all insured principal amounts outstanding during each period over the term of the contract.

An issuer of an insured financial obligation may retire the obligation prior to its scheduled maturity through refinancing or legal defeasance in satisfaction of the obligation according to its indenture, which results in MBIA Corp.’s obligation being extinguished under the financial guarantee contract. MBIA Corp. recognizes any remaining unearned premium revenue on the insured obligation as refunding premiums earned in the period the contract is extinguished to the extent the unearned premium revenue has been collected.

Non-refundable commitment fees are considered insurance premiums and are initially recorded under unearned premium revenue in the consolidated balance sheets when received. Once the related financial guarantee insurance policy is issued, the commitment fees are recognized as premium written and earned using the constant rate method. If the commitment agreement expires before the related financial guarantee is issued, the non-refundable commitment fee is immediately recognized as premium written and earned at that time.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

Fee and Reimbursement Revenue Recognition

MBIA Corp. collects insurance-related fees for services performed in connection with certain transactions. In addition, MBIA Corp. may be entitled to reimbursement of third-party insurance expenses that it incurs in connection with certain transactions. Depending upon the type of fee received and whether it is related to an insurance policy, the fee is either earned when it is received or deferred and earned over the life of the related transaction. Work, waiver and consent, termination, administrative and management fees are earned when the related services are completed and the fee is received. Structuring fees are earned on a straight-line basis over the life of the related insurance policy. Amounts received from reinsurers in excess of those which are contractually due to MBIA Corp. upon the termination of reinsurance agreements are recorded as fees and earned when received.

Stock-Based Compensation

MBIA Corp. recognizes in earnings all stock-based payment transactions at the fair value of the stock-based compensation provided. Under the modified prospective transition method selected by MBIA Corp., all equity-based awards granted to employees and existing awards modified on or after January 1, 2003 are accounted for at fair value with compensation expense recorded in net income (loss). Refer to “Note 15: Employee Benefits” for a further discussion regarding the methodology utilized in recognizing employee stock compensation expense.

Foreign Currency Translation

Financial statement assets and liabilities denominated in foreign currencies are translated into U.S. dollars generally using rates of exchange prevailing as of the balance sheet date. Operating results are translated at average rates of exchange prevailing during the year. Unrealized gains or losses, net of deferred taxes, resulting from translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included in AOCI in shareholders’ equity. Foreign currency remeasurement gains and losses resulting from transactions in non-functional currencies are recorded in current earnings. Exchange gains and losses resulting from foreign currency transactions are recorded in current earnings.

Income Taxes

MBIA Corp. is included in the consolidated tax return of MBIA Inc. The tax provision for MBIA Corp. for financial reporting purposes is determined on a stand-alone basis. MBIA Corp. files its U.S. Corporation Income Tax Return as a member of the MBIA Inc. consolidated group and participates in a tax sharing agreement between MBIA Corp. and MBIA Inc. under which MBIA Corp. is allocated its share of consolidated tax liability or tax benefit on a standalone basis under the tax sharing agreement. As of December 31, 2013, MBIA Corp. has not received any payment with respect to tax losses contributed to the consolidated group. MBIA Corp. will receive benefits of its losses and credits as it is able to earn them out in the future. In addition, MBIA Inc. has advised MBIA Corp. that based on current facts and circumstances, its intention is not to allow any net operating loss, capital loss or tax credit carryforward generated by MBIA Corp. to expire without compensation, to the extent such carryforward is used in consolidation. Such intention is independent of the tax sharing agreement which does not require such compensation.

Deferred income taxes are recorded with respect to loss carryforwards and temporary differences between the tax bases of assets and liabilities and the reported amounts in MBIA Corp.’s consolidated financial statements that will result in deductible or taxable amounts in future years when the reported amounts of assets and liabilities are recovered or settled. Such temporary differences relate principally to premium revenue recognition, deferred acquisition costs, unrealized gains or losses on investments and insured derivatives, asset impairments, cancellation of indebtedness income and net operating losses. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies (continued)

In establishing a liability for an unrecognized tax benefit (“UTB”), assumptions may be made in determining whether a tax position is more likely than not to be sustained upon examination by the taxing authority and also in determining the ultimate amount that is likely to be realized. A tax position is recognized only when, based on management’s judgment regarding the application of income tax laws, it is more likely than not that the tax position will be sustained upon examination. The amount of tax benefit recognized is based on MBIA Corp.’s assessment of the largest amount of benefit that is more likely than not to be realized on ultimate settlement with the taxing authority. This measurement is based on many factors, including whether a tax dispute may be settled through negotiation with the taxing authority or is only subject to review in the courts. As new information becomes available, MBIA Corp. evaluates its tax positions, and adjusts its UTB, as appropriate. If the tax benefit ultimately realized differs from the amount previously recognized, MBIA Corp. recognizes an adjustment of the UTB.

Refer to “Note 11: Income Taxes” for additional information about MBIA Corp.’s income taxes.

Note 3: Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02)

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, “Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” that requires an entity to present information about the amounts reclassified out of AOCI by component and to present significant amounts reclassified out of AOCI by the respective line items of net income. The amendment only affects MBIA Corp.’s disclosures and does not affect MBIA Corp.’s consolidated balance sheets, results of operations, or cash flows. MBIA Corp. adopted this standard in the first quarter of 2013.

Disclosures about Offsetting Assets and Liabilities (ASU 2011-11)

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210)—Disclosures about Offsetting Assets and Liabilities.” ASU 2011-11 creates new disclosure requirements about the nature of MBIA Corp.’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. This amendment does not change the existing offsetting eligibility criteria or the permitted balance sheet presentation for those instruments that meet the eligibility criteria. The disclosure requirement was effective for MBIA Corp. beginning in the first quarter of 2013. In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210)—Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” ASU 2013-01 clarifies that ASU 2011-11 applies only to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification or subject to a master netting arrangement or similar agreement. These standards only affect MBIA Corp.’s disclosures and do not affect MBIA Corp.’s consolidated balance sheets, results of operations, or cash flows. MBIA Corp. adopted this standard in the first quarter of 2013.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 4: Variable Interest Entities

MBIA Corp. provides credit protection to issuers of obligations that may involve issuer-sponsored special purpose entities (“SPEs”). An SPE may be considered a VIE to the extent the SPE’s total equity at risk is not sufficient to permit the SPE to finance its activities without additional subordinated financial support or its equity investors lack any one of the following characteristics: (i) the power to direct the activities of the SPE that most significantly impact the entity’s economic performance or (ii) the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity. A holder of a variable interest or interests in a VIE is required to assess whether it has a controlling financial interest, and thus is required to consolidate the entity as primary beneficiary. An assessment of a controlling financial interest identifies the primary beneficiary as the variable interest holder that has both of the following characteristics: (i) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The primary beneficiary is required to consolidate the VIE. An ongoing reassessment of controlling financial interest is required to be performed based on any substantive changes in facts and circumstances involving the VIE and its variable interests.

MBIA Corp. evaluates issuer-sponsored SPEs initially to determine if an entity is a VIE, and is required to reconsider its initial determination if certain events occur. For all entities determined to be VIEs, MBIA Corp. performs an ongoing reassessment to determine whether its guarantee to provide credit protection on obligations issued by VIEs provides MBIA Corp. with a controlling financial interest. Based on its ongoing reassessment of controlling financial interest, MBIA Corp. determines whether a VIE is required to be consolidated or deconsolidated.

MBIA Corp. makes its determination for consolidation based on a qualitative assessment of the purpose and design of a VIE, the terms and characteristics of variable interests of an entity, and the risks a VIE is designed to create and pass through to holders of variable interests. MBIA Corp. generally provides credit protection on obligations issued by VIEs, and holds certain contractual rights according to the purpose and design of a VIE. MBIA Corp. may have the ability to direct certain activities of a VIE depending on facts and circumstances, including the occurrence of certain contingent events, and these activities may be considered the activities of a VIE that most significantly impact the entity’s economic performance. MBIA Corp. generally considers its guarantee of principal and interest payments of insured obligations, given nonperformance by a VIE, to be an obligation to absorb losses of the entity that could potentially be significant to the VIE. At the time MBIA Corp. determines it has the ability to direct the activities of a VIE that most significantly impact the economic performance of the entity based on facts and circumstances, MBIA Corp. is deemed to have a controlling financial interest in the VIE and is required to consolidate the entity as primary beneficiary. MBIA Corp. performs an ongoing reassessment of controlling financial interest that may result in consolidation or deconsolidation of any VIE.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 4: Variable Interest Entities (continued)

Nonconsolidated VIEs

The following tables present the total assets of nonconsolidated VIEs in which MBIA Corp. holds a variable interest as of December 31, 2013 and 2012. The following tables also present MBIA Corp.’s maximum exposure to loss for nonconsolidated VIEs and carrying values of the assets and liabilities for its interests in these VIEs as of December 31, 2013 and 2012. MBIA Corp. has aggregated nonconsolidated VIEs based on the underlying credit exposure of the insured obligation. The nature of MBIA Corp.’s variable interests in nonconsolidated VIEs is related to financial guarantees, insured CDS contracts and any investments in obligations issued by nonconsolidated VIEs.

	December 31, 2013
			Carrying Value of Assets			Carrying Value of Liabilities
In millions	VIE Assets	Maximum Exposure to Loss	Investments(1)	Premiums Receivable(2)	Insurance Loss Recoverable(3)	Unearned Premium Revenue(4)	Loss and Loss Adjustment Expense Reserves(5)	Derivative Liabilities(6)
Insurance:
Global structured finance:
Collateralized debt obligations	$12,565	$7,693	$120	$43	$—	$37	$21	$108
Mortgage-backed residential	21,738	9,251	10	53	658	51	327	5
Mortgage-backed commercial	1,367	447	—	1	—	1	—	—
Consumer asset-backed	7,830	2,740	9	19	—	19	13	—
Corporate asset-backed	13,028	7,248	2	80	18	96	—	—

Total global structured finance	56,528	27,379	141	196	676	204	361	113
Global public finance	52,317	20,162	—	206	—	248	5	—

Total insurance	$108,845	$47,541	$141	$402	$676	$452	$366	$113

(1)—Reported within “Investments” on MBIA Corp.’s consolidated balance sheets.

(2)—Reported within “Premiums receivable” on MBIA Corp.’s consolidated balance sheets.

(3)—Reported within “Insurance loss recoverable” on MBIA Corp.’s consolidated balance sheets.

(4)—Reported within “Unearned premium revenue” on MBIA Corp.’s consolidated balance sheets.

(5)—Reported within “Loss and loss adjustment expense reserves” on MBIA Corp.’s consolidated balance sheets.

(6)—Reported within “Derivative liabilities” on MBIA Corp.’s consolidated balance sheets.

	December 31, 2012
			Carrying Value of Assets			Carrying Value of Liabilities
In millions	VIE Assets	Maximum Exposure to Loss	Investments(1)	Premiums Receivable(2)	Insurance Loss Recoverable(3)	Unearned Premium Revenue(4)	Loss and Loss Adjustment Expense Reserves(5)	Derivative Liabilities(6)
Insurance:
Global structured finance:
Collateralized debt obligations	$16,925	$10,873	$—	$62	$5	$55	$37	$74
Mortgage-backed residential	34,061	13,075	11	77	3,278	75	440	4
Mortgage-backed commercial	4,801	2,432	—	2	—	2	—	—
Consumer asset-backed	5,820	3,086	10	19	—	19	21	—
Corporate asset-backed	19,980	9,981	—	123	13	140	—	—

Total global structured finance	81,587	39,447	21	283	3,296	291	498	78
Global public finance	39,259	21,346	—	220	—	267	4	—

Total insurance	$120,846	$60,793	$21	$503	$3,296	$558	$502	$78

(1)—Reported within “Investments” on MBIA Corp.’s consolidated balance sheets.

(2)—Reported within “Premiums receivable” on MBIA Corp.’s consolidated balance sheets.

(3)—Reported within “Insurance loss recoverable” on MBIA Corp.’s consolidated balance sheets.

(4)—Reported within “Unearned premium revenue” on MBIA Corp.’s consolidated balance sheets.

(5)—Reported within “Loss and loss adjustment expense reserves” on MBIA Corp.’s consolidated balance sheets.

(6)—Reported within “Derivative liabilities” on MBIA Corp.’s consolidated balance sheets.

The maximum exposure to loss as a result of MBIA Corp.’s variable interests in VIEs is represented by insurance in force. Insurance in force is the maximum future payments of principal and interest, net of cessions to reinsurers, which may be required under commitments to make payments on insured obligations issued by nonconsolidated VIEs.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 4: Variable Interest Entities (continued)

Consolidated VIEs

The carrying amounts of assets and liabilities of consolidated VIEs were $5.5 billion and $5.3 billion, respectively, as of December 31, 2013, and $7.7 billion and $6.7 billion, respectively, as of December 31, 2012. The carrying amounts of assets and liabilities are presented separately in “Assets of consolidated variable interest entities” and “Liabilities of consolidated variable interest entities” on MBIA Corp.’s consolidated balance sheets. Additional VIEs are consolidated or deconsolidated based on an ongoing reassessment of controlling financial interest, when events occur or circumstances arise, and whether the ability to exercise rights that constitute power to direct activities of any VIEs are present according to the design and characteristics of these entities. No additional VIEs were consolidated during the years ended December 31, 2013 and 2012. MBIA Corp. recorded a net realized gain of $1 million related to the deconsolidation of VIEs during the year ended December 31, 2013. There were no realized gains or losses related to the deconsolidation of VIEs recorded during the year ended December 31, 2012. Net realized losses related to the initial consolidation of additional VIEs were $16 million and net realized gains related to the deconsolidation of VIEs were immaterial for the year ended December 31, 2011.

Holders of insured obligations of issuer-sponsored VIEs related to MBIA Corp. do not have recourse to the general assets of MBIA Corp. In the event of nonpayment of an insured obligation issued by a consolidated VIE, MBIA Corp. is obligated to pay principal and interest, when due, on the respective insured obligation only. MBIA Corp.’s exposure to consolidated VIEs is limited to the credit protection provided on insured obligations and any additional variable interests held by MBIA Corp.

Note 5: Insurance Premiums

MBIA Corp. recognizes and measures premiums related to financial guarantee (non-derivative) insurance and reinsurance contracts in accordance with the accounting principles for financial guarantee insurance contracts.

As of December 31, 2013 and 2012, premiums receivable was $1.1 billion and $1.2 billion, respectively, primarily related to installment policies for which premiums will be collected over the estimated term of the contracts. Premiums receivable for an installment policy is initially measured at the present value of premiums expected to be collected over the expected period or contract period of the policy using a risk-free discount rate. Premiums receivable for policies that use the expected period of risk due to expected prepayments are adjusted in subsequent measurement periods when prepayment assumptions change using the risk-free discount rate as of the remeasurement date. As of December 31, 2013 and 2012, the weighted average risk-free rate used to discount future installment premiums was 2.9% and 2.6%, respectively, and the weighted average expected collection term of the premiums receivable was 9.21 years and 9.13 years, respectively.

MBIA Corp. evaluates whether any premiums receivable are uncollectible at each balance sheet date. If MBIA Corp. determines that premiums are uncollectible, it records a write-off of such amounts in current earnings. The majority of MBIA Corp.’s premiums receivable consists of the present values of future installment premiums that are not yet billed or due. Given that premiums due to MBIA Corp. typically have priority over most other payment obligations, MBIA Corp. determined that the amount of uncollectible premiums as of December 31, 2013 and 2012 was insignificant.

As of December 31, 2013 and 2012, reinsurance premiums payable was $280 million and $313 million, respectively, which represents the portion of MBIA Corp.’s premiums receivable that is due to reinsurers. The reinsurance premiums payable is accreted and paid to reinsurers as premiums due to MBIA Corp. are accreted and collected.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 5: Insurance Premiums (continued)

The following tables present a roll forward of MBIA Corp.’s premiums receivable for the years ended December 31, 2013 and 2012:

In millions			Adjustments
Premiums Receivable as of December 31, 2012	Premium Payments Received	Premiums from New Business Written	Changes in Expected Term of Policies	Accretion of Premiums Receivable Discount	Other (1)	Premiums Receivable as of December 31, 2013
$ 1,228	$(135)	$—	$(45)	$28	$(25)	$1,051

(1)—Primarily consists of unrealized gains (losses) due to foreign currency exchange rates.

In millions			Adjustments
Premiums Receivable as of December 31, 2011	Premium Payments Received	Premiums from New Business Written	Changes in Expected Term of Policies	Accretion of Premiums Receivable Discount	Other (1)	Premiums Receivable as of December 31, 2012
$ 1,360	$(182)	$5	$(57)	$32	$70	$1,228

(1)—Primarily consists of unrealized gains (losses) due to foreign currency exchange rates.

The following table presents the undiscounted future amount of premiums expected to be collected and the period in which those collections are expected to occur:

In millions	Expected Collection of Premiums
Three months ended:
March 31, 2014	$24
June 30, 2014	37
September 30, 2014	25
December 31, 2014	30
Twelve months ended:
December 31, 2015	109
December 31, 2016	104
December 31, 2017	94
December 31, 2018	83
Five years ended:
December 31, 2023	336
December 31, 2028	243
December 31, 2033 and thereafter	263

Total	$1,348

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 5: Insurance Premiums (continued)

The following table presents the unearned premium revenue balance and future expected premium earnings as of and for the periods presented:

In millions	Unearned Premium Revenue			Accretion	Total Expected Future Premium Earnings
		Expected Future Premium Earnings
		Upfront	Installments
December 31, 2013	$2,105
Three months ended:
March 31, 2014	2,051	$27	$27	$7	$61
June 30, 2014	1,998	27	26	7	60
September 30, 2014	1,947	26	25	7	58
December 31, 2014	1,898	25	24	7	56
Twelve months ended:
December 31, 2015	1,708	95	95	26	216
December 31, 2016	1,532	86	90	24	200
December 31, 2017	1,371	79	82	22	183
December 31, 2018	1,226	73	72	21	166
Five years ended:
December 31, 2023	668	276	282	80	638
December 31, 2028	326	161	181	47	389
December 31, 2033 and thereafter	—	152	174	47	373

Total		$1,027	$1,078	$295	$2,400

Note 6: Loss and Loss Adjustment Expense Reserves

Loss and Loss Adjustment Expense Process

MBIA Corp.’s insured portfolio management division (“IPM”) monitors MBIA Corp.’s outstanding insured obligations with the objective of minimizing losses. IPM meets this objective by identifying issuers that, because of deterioration in credit quality or changes in the economic, regulatory or political environment, are at a heightened risk of defaulting on debt service of obligations insured by MBIA Corp. In such cases, IPM works with the issuer, trustee, bond counsel, servicer, underwriter and other interested parties in an attempt to alleviate or remedy the problem and avoid defaults on debt service payments. Once an obligation is insured, MBIA Corp. typically requires the issuer, servicer (if applicable) and the trustee to furnish periodic financial and asset-related information, including audited financial statements, to IPM for review. IPM also monitors publicly available information related to insured obligations. Potential problems uncovered through this review, such as poor financial results, low fund balances, covenant or trigger violations and trustee or servicer problems, or other events that could have an adverse impact on the insured obligation, could result in an immediate surveillance review and an evaluation of possible remedial actions. IPM also monitors and evaluates the impact on issuers of general economic conditions, current and proposed legislation and regulations, as well as sovereign, state and municipal finances and budget developments.

The frequency and extent of IPM’s monitoring is based on the criteria and categories described below. Insured obligations that are judged to merit more frequent and extensive monitoring or remediation activities due to a deterioration in the underlying credit quality of the insured obligation or the occurrence of adverse events related to the underlying credit of the issuer are assigned to a surveillance category (“Caution List—Low,” “Caution List—Medium,” “Caution List—High” or “Classified List”) depending on the extent of credit deterioration or the nature of the adverse events. IPM monitors insured obligations assigned to a surveillance category more frequently and, if needed, develops a remediation plan to address any credit deterioration.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

MBIA Corp. does not establish any case basis reserves for insured obligations that are assigned to “Caution List—Low,” “Caution List—Medium” or “Caution List—High.” In the event MBIA Corp. expects to pay a claim with respect to an insured transaction, it places the insured transaction on its “Classified List” and establishes a case basis reserve. The following provides a description of each surveillance category:

“Caution List—Low”—Includes issuers where debt service protection is adequate under current and anticipated circumstances. However, debt service protection and other measures of credit support and stability may have declined since the transaction was underwritten and the issuer is less able to withstand further adverse events. Transactions in this category generally require more frequent monitoring than transactions that do not appear within a surveillance category. IPM subjects issuers in this category to heightened scrutiny.

“Caution List—Medium”—Includes issuers where debt service protection is adequate under current and anticipated circumstances, although adverse trends have developed and are more pronounced than for “Caution List—Low.” Issuers in this category may have breached one or more covenants or triggers. These issuers are more closely monitored by IPM but generally take remedial action on their own.

“Caution List—High”—Includes issuers where more proactive remedial action is needed but where no defaults on debt service payments are expected. Issuers in this category exhibit more significant weaknesses, such as low debt service coverage, reduced or insufficient collateral protection or inadequate liquidity, which could lead to debt service defaults in the future. Issuers in this category may have breached one or more covenants or triggers and have not taken conclusive remedial action. Therefore, IPM adopts a remediation plan and takes more proactive remedial actions.

“Classified List”—Includes all insured obligations where MBIA Corp. has paid a claim or where a claim payment is expected. It also includes insured obligations where a significant LAE payment has been made, or is expected to be made, to mitigate a claim payment. This may include property improvements, bond purchases and commutation payments. Generally, IPM is actively remediating these credits where possible, including restructurings through legal proceedings, usually with the assistance of specialist counsel and advisors.

In establishing case basis loss reserves, MBIA Corp. calculates the present value of probability-weighted estimated loss payments, net of estimated recoveries, using a discount rate equal to the risk-free rate applicable to the currency and the weighted average remaining life of the insurance contract as required by accounting principles for financial guarantee contracts. Yields on U.S. Treasury offerings are used to discount loss reserves denominated in U.S. dollars, which represent the majority of the loss reserves. Similarly, yields on foreign government offerings are used to discount loss reserves denominated in currencies other than the U.S. dollar. If MBIA Corp. were to apply different discount rates, its case basis reserves may have been higher or lower than those established as of December 31, 2013. For example, a higher discount rate applied to expected future payments would have decreased the amount of a case basis reserve established by MBIA Corp. and a lower rate would have increased the amount of a reserve established by MBIA Corp. Similarly, a higher discount rate applied to the potential future recoveries would have decreased the amount of a loss recoverable established by MBIA Corp. and a lower rate would have increased the amount of a loss recoverable established by MBIA Corp.

As of December 31, 2013, the majority of MBIA Corp.’s case basis reserves and insurance loss recoveries recorded in accordance with GAAP were related to insured second and first-lien RMBS transactions. These reserves and recoveries do not include estimates for policies insuring credit derivatives or losses and recoveries on financial guarantee VIEs that are eliminated in consolidation. Policies insuring credit derivative contracts are accounted for as derivatives and carried at fair value under GAAP. The fair values of insured derivative contracts are influenced by a variety of market and transaction-specific factors that may be unrelated to potential future claim payments under MBIA Corp.’s insurance policies. In the absence of credit impairments on insured derivative contracts or the early termination of such contracts at a loss, the cumulative unrealized losses recorded from fair valuing these contracts should reverse before or at the maturity of the contracts.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

Notwithstanding the difference in accounting under GAAP for financial guarantee policies and MBIA Corp.’s insured derivatives, insured derivatives have similar terms, conditions, risks, and economic profiles to financial guarantee insurance policies, and therefore, are evaluated by MBIA Corp. for loss (referred to as credit impairment herein) and LAE periodically in a manner similar to the way that loss and LAE reserves are estimated for financial guarantee insurance policies. Credit impairments represent actual payments and collections plus the present value of estimated expected future claim payments, net of recoveries. MBIA Insurance Corporation’s expected future claim payments for insured derivatives were discounted using a rate of 5.09%, the same rate it used to calculate its statutory loss reserves as of December 31, 2013. These credit impairments, calculated in accordance with statutory accounting principles (“U.S. STAT”), differ from the fair values recorded in MBIA Corp.’s consolidated financial statements. MBIA Corp. considers its credit impairment estimates as critical information for investors as it provides information about loss payments MBIA Corp. expects to make on insured derivative contracts. As a result, the following loss and LAE process discussion includes information about loss and LAE activity recorded in accordance with GAAP for financial guarantee insurance policies and credit impairments estimated in accordance with U.S. STAT for insured derivative contracts. Refer to “Note 7: Fair Value of Financial Instruments” included herein for additional information about MBIA Corp.’s insured credit derivative contracts.

RMBS Case Basis Reserves and Recoveries (Financial Guarantees)

MBIA Corp.’s RMBS reserves and recoveries relate to financial guarantee insurance policies. MBIA Corp. calculated RMBS case basis reserves as of December 31, 2013 for both second and first-lien RMBS transactions using a process called the “Roll Rate Methodology.” The Roll Rate Methodology is a multi-step process using a database of loan level information, a proprietary internal cash flow model, and a commercially available model to estimate expected ultimate cumulative losses on insured bonds. “Roll Rate” is defined as the probability that current loans become delinquent and that loans in the delinquent pipeline are charged-off or liquidated. Generally, Roll Rates are calculated for the previous three months and averaged. The loss reserve estimates are based on a probability-weighted average of three scenarios of loan losses (base case, stress case, and an additional stress case).

In calculating ultimate cumulative losses for RMBS, MBIA Corp. estimates the amount of loans that are expected to be charged-off (deemed uncollectible by servicers of the transactions) or liquidated in the future. MBIA Corp. assumes that charged-off loans have zero recovery values.

Second-lien RMBS Reserves

MBIA Corp.’s second-lien RMBS case basis reserves as of December 31, 2013 relate to RMBS backed by home equity lines of credit (“HELOC”) and closed-end second mortgages (“CES”).

The Roll Rates for 30-59 day delinquent loans and 60-89 day delinquent loans are calculated on a transaction-specific basis. MBIA Corp. assumes that the Roll Rate for 90+ day delinquent loans, excluding foreclosures and Real Estate Owned (“REO”) is 95%. The Roll Rates are applied to the amounts in the respective delinquency buckets based on delinquencies as of November 30, 2013 to estimate future losses from loans that are delinquent as of the current reporting period.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

Roll Rates for loans that are current as of November 30, 2013 (“Current Roll to Loss”) are also calculated on a transaction-specific basis. A proportion of loans reported current as of November 30, 2013 is assumed to become delinquent every month, at a Current Roll to Loss rate that persists at a high level for a time and subsequently starts to decline. A key assumption in the model is the period of time in which MBIA Corp. projects high levels of Current Roll to Loss to persist. MBIA Corp. runs multiple scenarios, each with varying periods of time, for which the high levels of Current Roll to Loss rates persist. Loss reserves are calculated by using a weighted average of these scenarios, with the majority of the probability assigned to stressful scenarios where the high levels of Current Roll to Loss rates persist for six or twenty four months before reverting to historic levels. For example, in the base case scenario, MBIA Corp. assumes that the Current Roll to Loss begins to decline immediately and continues to decline over the next six months to 25% of their levels as of November 30, 2013. If the amount of current loans which become 30-59 days delinquent is 10%, and recent performance suggests that 30% of those loans will be charged-off, the Current Roll to Loss for the transaction is 3%. In the base case, the Current Roll to Loss will then reduce linearly to 25% of its original value over the next six months (i.e., 3% will linearly reduce to 0.75% over the six months from December 2013 to May 2014). After that six-month period, MBIA Corp. further reduces the Current Roll to Loss to 0% by mid-2014 with the expectation that the performing seasoned loans will eventually result in loan performance reverting to lower levels of default consistent with history. In developing multiple loss scenarios, stress is applied by elongating the Current Roll to Loss rate for various periods, simulating a slower improvement in the transaction performance.

In addition, in MBIA Corp.’s loss reserve models for transactions secured by HELOCs, MBIA Corp. considers borrower draw and prepayment rates and factors that could affect the excess spread generated by current loans, which offsets losses and reduces payments. For HELOCs, the current three-month average draw rate is generally used to project future draws on the line. Prior to the second quarter of 2013, for HELOCs and transactions secured by fixed-rate CES, the three-month average conditional prepayment rate was generally used to start the projection for trends in voluntary principal prepayments. Beginning in the second quarter of 2013, in order to capture the effects of rising interest rates, which impact voluntary prepayments, MBIA Corp. began using historical average voluntary prepayment rates to model its loss reserves. For HELOCs, projected cash flows are also based on an assumed constant basis spread between floating rate assets and floating rate insured debt obligations (the difference between prime and London Interbank Offered Rate (“LIBOR”) interest rates, minus any applicable fees). For all transactions, cash flow models consider allocations and other structural aspects, including managed amortization periods, rapid amortization periods and claims against MBIA Corp.’s insurance policy consistent with such policy’s terms and conditions. The estimated net claims from the procedure above are then discounted using a risk-free rate to a net present value reflecting MBIA Corp.’s general obligation to pay claims over time and not on an accelerated basis. The above assumptions represent MBIA Corp.’s probability-weighted estimates of how transactions will perform over time.

As of December 31, 2013, MBIA Corp. established loss and LAE reserves totaling $126 million related to second-lien RMBS issues after the elimination of $43 million as a result of consolidating VIEs. For the year ended December 31, 2013, MBIA Corp. had a $2 million benefit of loss and LAE recorded in earnings related to second-lien RMBS issues after the elimination of a $50 million benefit as a result of consolidating VIEs.

MBIA Corp. monitors portfolio performance on a monthly basis against projected performance, reviewing delinquencies, Roll Rates, and prepayment rates (including voluntary and involuntary). However, loan performance remains difficult to predict and losses may exceed expectations. In the event of a material deviation in actual performance from projected performance, MBIA Corp. would increase or decrease the case basis reserves accordingly. If actual performance were to remain at the peak levels for six additional months compared to the probability-weighted outcome currently used by MBIA Corp., the addition to the case basis reserves would be approximately $70 million.

Second-lien RMBS Recoveries

MBIA Corp. primarily records two types of recoveries related to insured second-lien RMBS exposures; “put-back” claims related to those mortgage loans whose inclusion in insured securitizations failed to comply with representations and warranties (“ineligible loans”) and excess spread that is generated from performing loans in the insured transactions.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

Ineligible Mortgage Loans

To date, MBIA Corp. has settled the majority of MBIA Corp.’s put-back claims, with its claims against only Credit Suisse remaining as outstanding. The settlement amounts have been consistent with the put-back recoveries previously included in MBIA Corp.’s financial statements. Refer to “Note 1: Business Developments and Risks and Uncertainties” included herein for a description of the BofA Settlement Agreement and the Residential Capital LLC Agreement. Additional information on the status of the litigation against Credit Suisse can be found within “Note 19: Commitments and Contingencies.”

The contract claim remaining with Credit Suisse is related to the inclusion of ineligible mortgage loans in the 2007-2 Home Equity Mortgage Trust (“HEMT”) securitization. Credit Suisse has challenged MBIA Corp.’s assessment of the ineligibility of individual mortgage loans and the dispute is the subject of litigation for which there is no assurance that MBIA Corp. will prevail.

As of December 31, 2013, MBIA Corp. recorded estimated recoveries, gross of income taxes, of $359 million related to second-lien RMBS put-back claims on ineligible mortgage loans, reflected in “Loan repurchase commitments” presented under the heading “Assets of consolidated variable interest entities” on MBIA Corp.’s consolidated balance sheets. As of December 31, 2012, MBIA Corp. recorded estimated recoveries, gross of income taxes, of $3.6 billion related to second-lien RMBS put-back claims on ineligible mortgage loans, of which, $2.5 billion was included in “Insurance loss recoverable” and $1.1 billion was included in “Loan repurchase commitments” presented under the heading “Assets of consolidated variable interest entities” on MBIA Corp.’s consolidated balance sheets. As of December 31, 2013 and 2012, MBIA Corp.’s estimated recoveries after income taxes calculated at the federal statutory rate of 35%, were $233 million and $2.3 billion, respectively, which was 32% and 432% of the consolidated total shareholders’ equity, respectively.

MBIA Corp. believes that it will prevail in enforcing its contractual put-back rights against Credit Suisse. Based on MBIA Corp.’s assessment of the strength of these claims, MBIA Corp. believes it is entitled to collect the full amount of its incurred losses, and interest on amounts paid. However, uncertainty remains with respect to the ultimate outcome of the litigation with Credit Suisse, which is contemplated in the scenario based-modeling MBIA Corp. utilizes. The Credit Suisse recovery scenarios are based on the amount of incurred losses measured against certain probabilities of ultimate resolution of the dispute with Credit Suisse over the inclusion of ineligible mortgage loans in the HEMT securitization. Most of the probability weight is assigned to partial recovery scenarios and are discounted using the current risk-free discount rates associated with the underlying transaction’s cash flows.

MBIA Corp. frequently reviews the approach and assumptions it applies to calculate put-back recoveries. The same transactional documents that provide MBIA Corp. with its put-back rights against Credit Suisse also provide that MBIA Corp. is entitled to reimbursement of interest on paid claims at a prescribed interest rate. Following Judge Jed Rakoff’s decision on February 7, 2013 in the Assured Guaranty v. Flagstar case (Assured Guaranty Municipal Corp. v. Flagstar Bank, 11-cv-02375, U.S. District Court, Southern District of New York (Manhattan)), in which he confirmed Assured Guaranty’s analogous right to recover contractual interest in addition to claims paid, MBIA Corp. refined its put-back recovery assumptions against Credit Suisse to increase the probability that it will be reimbursed for contractual interest owed on paid claims. Consistent with MBIA Corp.’s probability based put-back recovery calculations, it determined the interest owed contemplating litigation risk and repayment risk, as well as the potential value in the context of a settlement. MBIA Corp. continues to maintain that in the context of its put-back litigation, MBIA Corp. is entitled to receive interest at the New York State statutory rate. However, MBIA Corp. currently calculates its put-back recoveries using the contractual interest rate, which is lower than the New York State statutory rate.

MBIA Corp.’s assessment of the remaining unsettled recoveries related to insured Credit Suisse second-lien RMBS is principally based on the following factors:

1.	the settlement of the majority of MBIA Corp.’s put-back claims with sellers/servicers, including those with Bank of America and Flagstar Bank in May of 2013;

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

2.	Assured Guaranty’s favorable court ruling in its put-back litigation against Flagstar Bank, awarding it the vast majority of the claims paid on the relevant transactions plus interest, fees and expenses, as well as their subsequent settlement with Flagstar Bank, which resolved Assured Guaranty’s put-back claims; and

3.	the court rulings in MBIA Corp.’s put-back litigations.

MBIA Corp. continues to consider all relevant facts and circumstances, including the factors described above, in developing its assumptions on expected cash inflows, probability of potential recoveries (including the outcome of litigation) and recovery period. The estimated amount and likelihood of potential recoveries are expected to be revised and supplemented to the extent there are developments in the pending litigation and/or changes to the financial condition of Credit Suisse. While MBIA Corp. believes it will be successful in realizing recoveries from contractual claims, the ultimate amounts recovered may be materially different from those recorded by MBIA Corp. given the inherent uncertainty of the manner of resolving the claims (e.g., litigation) and the assumptions used in the required estimation process for accounting purposes which are based, in part, on judgments and other information that are not easily corroborated by historical data or other relevant benchmarks.

As of December 31, 2012, MBIA Corp. utilized five probability-weighted scenarios for its non-GMAC and non-RFC exposures based on the percentage of incurred losses MBIA Corp. would collect, including full recovery and limited/reduced recoveries due to litigation delays and risks and/or potential financial distress of the sellers/servicers. Probabilities were assigned across these scenarios, with most of the probability weight on partial recovery scenarios. In addition, MBIA Corp.’s recoveries related to the ResCap exposures were determined by scenario-based recoveries founded upon the strength of claims and range of estimated assets available to unsecured creditors for the ResCap companies.

All of MBIA Corp.’s policies insuring second-lien RMBS for which litigation has been initiated against sellers/servicers are in the form of financial guarantee insurance contracts. In accordance with GAAP, MBIA Corp. has not recorded a gain contingency with respect to pending litigation.

Excess Spread

As of December 31, 2013 and 2012, MBIA Corp. recorded estimated recoveries of $681 million and $906 million respectively, for the reimbursement of past and future expected claims through excess spread in insured second-lien RMBS transactions. As of December 31, 2013 and 2012, $647 million and $780 million respectively, was included in “Insurance loss recoverable” and $34 million and $126 million, respectively, was included in “Loss and loss adjustment expense reserves” on MBIA Corp.’s consolidated balance sheets. Excess spread is generated by performing loans within insured RMBS securitizations and is the difference between interest inflows on mortgage loan collateral and interest outflows on insured beneficial interests. The amount of excess spread depends on the future delinquency and loss trends, future prime and LIBOR interest rates and borrower refinancing behavior, which results in voluntary prepayments.

First-lien RMBS Reserves

MBIA Corp.’s first-lien RMBS case basis reserves as of December 31, 2013, which primarily relate to RMBS backed by Alternative A-paper and subprime mortgage loans, were determined using the Roll Rate Methodology. MBIA Corp. assumes that the Roll Rate for loans in foreclosure, REO and bankruptcy are 90%, 90% and 75%, respectively. Roll Rates for current, 30-59 day delinquent loans, 60-89 day delinquent loans and 90+ day delinquent loans are calculated on a transaction-specific basis. The Current Roll to Loss rates stay at the November 30, 2013 level for one month before declining to 25% of this level over a 24-month period.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

MBIA Corp. estimates future losses by utilizing three different probability-weighted scenarios: base; stress; and additional stress. The three scenarios differ in the roll rates to loss of 90+ day delinquent loans. In the base scenario, MBIA Corp. uses deal-specific roll rates obtained from historic loan level roll rate data for 90+ day delinquent loans. In the stress scenario, MBIA Corp. assumes a 90% roll rate for all 90+ day delinquent loans. In the additional stress scenario, the roll rates for each deal are an average of the deal-specific roll rate used in the base scenario and the 90% rate. The Roll Rates are applied to the amounts in each deal’s respective 90+ delinquency bucket based on delinquencies as of November 30, 2013 in order to estimate future losses from loans that are delinquent as of December 31, 2013.

In calculating ultimate cumulative losses for first-lien RMBS, MBIA Corp. estimates the amount of loans that are expected to be liquidated through foreclosure or short sale. The time to liquidation for a defaulted loan is specific to the loan’s delinquency bucket with the latest three-month average loss severities generally used to start the projection for trends in loss severities at loan liquidation. The loss severities are reduced over time to account for reduction in the amount of foreclosure inventory, anticipated future increases in home prices, principal amortization of the loan and government foreclosure moratoriums.

As of December 31, 2013, MBIA Corp. established loss and LAE reserves totaling $241 million related to first-lien RMBS issues after the elimination of $2 million as a result of consolidating VIEs. For the year ended December 31, 2013, MBIA Corp. had a benefit of $70 million of loss and LAE recorded in earnings related to first-lien RMBS issues after the elimination of a $3 million expense as a result of consolidating VIEs.

ABS CDOs (Financial Guarantees and Insured Derivatives)

MBIA Corp.’s insured ABS CDOs are transactions that include a variety of collateral ranging from corporate bonds to structured finance assets (which includes but are not limited to RMBS related collateral, ABS CDOs, corporate CDOs and collateralized loan obligations). These transactions were insured as either financial guarantee insurance policies or credit derivatives with the majority currently insured in the form of financial guarantees. Since the fourth quarter of 2007, MBIA Corp.’s insured par exposure within the ABS CDO portfolio has been substantially reduced through a combination of terminations and commutations. Accordingly, as of December 31, 2013, the insured par exposure of the ABS CDO financial guarantee insurance policies and credit derivatives portfolio has declined by approximately 96% of the insured amount as of December 31, 2007.

MBIA Corp.’s ABS CDOs originally benefited from two sources of credit enhancement. First, the subordination in the underlying securities collateralizing the transaction must be fully eroded and second, the subordination below the insured tranche in the CDO transaction must be fully eroded before the insured tranche is subject to a claim. MBIA Corp.’s payment obligations after a default are timely interest and ultimate principal.

The primary factor in estimating reserves on insured ABS CDO policies written as financial guarantee insurance policies and in estimating impairments on insured ABS CDO credit derivatives is the losses associated with the underlying collateral in the transactions. MBIA Corp.’s approach to establishing reserves or impairments in this portfolio employs a methodology which is similar to other structured finance asset classes insured by MBIA Corp. MBIA Corp. utilizes up to a total of five probability-weighted scenarios in order to estimate its reserves or impairments for ABS CDOs.

As of December 31, 2013, MBIA Corp. established loss and LAE reserves totaling $115 million related to ABS CDO financial guarantee insurance policies after the elimination of $226 million as a result of consolidating VIEs. For the year ended December 31, 2013, MBIA Corp. had a benefit of $24 million of losses and LAE recorded in earnings related to ABS CDO financial guarantee insurance policies after the elimination of a $9 million benefit as a result of consolidating VIEs. In the event of further deteriorating performance of the collateral referenced or held in ABS CDO transactions, the amount of losses estimated by MBIA Corp. could increase substantially.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

Credit Impairments Related to Structured CMBS Pools, CRE CDOs and CRE Loan Pools (Financial Guarantees and Insured Derivatives)

Most of the structured CMBS pools, CRE CDOs and CRE loan pools insured by MBIA Corp. are accounted for as insured credit derivatives and are carried at fair value in MBIA Corp.’s consolidated financial statements. Refer to “Note 9: Derivative Instruments” for a further discussion of MBIA Corp.’s use of derivatives and their impact on MBIA Corp.’s consolidated financial statements. Since MBIA Corp.’s insured credit derivatives have similar terms, conditions, risks, and economic profiles to its financial guarantee insurance policies, MBIA Corp. evaluates them for impairment in the same way that it estimates loss and LAE for its financial guarantee policies. The following discussion provides information about MBIA Corp.’s process for estimating credit impairments on these contracts using its statutory loss reserve methodology, determined as the present value of the probability-weighted potential future losses, net of estimated recoveries, across multiple scenarios, plus actual payments and collections.

MBIA Corp. has developed multiple scenarios to consider the range of potential outcomes in the CRE market and their impact on MBIA Corp. The approaches require substantial judgments about the future performance of the underlying loans, and include the following:

•

The first approach considers the range of commutation agreements achieved over the past several years with multiple counterparties and results in an estimated price to commute the remaining policies. It is customized by counterparty and is dependent upon the level of dialogue with the counterparty and the credit quality and payment profile of the underlying exposure.

•

The second approach considers current delinquency rates and uses current and projected net operating income (“NOI”) and capitalization rates (“Cap Rates”) to project losses under two scenarios. These scenarios assume that property performance remains flat for the near term and then improves gradually. Additionally, certain large loans are reviewed individually so that performance and loss severity can be more accurately determined. Other loans are reviewed for factors that may mitigate potential performance. This approach utilizes two scenarios which vary in the levels of expected future defaults.

•

The last approach is based on a proprietary model developed by reviewing performance data on over 80,000 securitized CRE loans originated between 1992 and 2011. The time period covered during the performance review includes the years 2006 through 2011 because they encompass a period of extreme stress in the economy and the CRE markets. MBIA Corp. found property type and the debt service coverage ratio to be the most significant determinants of a loan’s average annual default probability, and developed a model based on these factors. MBIA Corp. then ran Monte Carlo simulations to estimate the timing of defaults and losses at the property level by applying property type-based Cap Rates to estimate the property’s NOI.

The loss severities projected by these scenarios vary widely, from moderate to substantial losses. Actual losses will be a function of the proportion of loans in the pools that are foreclosed and liquidated and the loss severities associated with those liquidations. If the deductibles in MBIA Corp.’s insured transactions and underlying referenced CMBS transactions are fully eroded, additional property level losses upon foreclosures and liquidations could result in substantial losses for MBIA Corp. Ultimate loss rates remain uncertain because many loans are still delinquent and have not yet been resolved, others have been modified and others do not mature for another three to four years at which time they will face the need to refinance. MBIA Corp. assigns a wide range of probabilities to these scenarios and incorporates views that liquidations will continue to be mitigated by loan extensions and modifications, and that property values and NOIs have bottomed for many sectors and markets in the U.S. The weightings are customized for each counterparty. If macroeconomic stress were to increase or the U.S. enters into a recession, higher delinquencies, liquidations and/or higher severities of loss upon liquidation may result and MBIA Corp. may incur substantial additional losses. The foreclosure and REO pipelines are still relatively robust, with several restructurings and liquidations yet to occur, so the range of possible outcomes is wider than those for MBIA Corp.’s exposures to ABS CDOs and second-lien RMBS. Prior to June 30, 2013, MBIA Corp. incorporated an additional approach based on recent Roll Rates experienced within each of the commercial mortgage-backed index series. This actuarial approach was eliminated as a result of more emphasis being placed on loan-specific scenarios.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

In the CRE CDO portfolio, transaction-specific structures require certain reporting and management protocols and often require MBIA Corp. to incorporate these structural distinctions into its models. None of the CRE CDOs insured by MBIA Corp. allow for reinvesting at this time, and many of the senior bonds have begun to amortize.

For the year ended December 31, 2013, MBIA Corp. had a benefit of $33 million of losses and LAE recorded in earnings related to CRE CDO financial guarantee insurance policies. For the year ended December 31, 2013, additional credit impairments and LAE for insured derivatives on structured CMBS pools, CRE CDOs and CRE loan pools were estimated to be $601 million as a result of additional delinquencies and loan level liquidations, as well as continued refinements of MBIA Corp.’s assessment of various commutation possibilities. The cumulative credit impairments and LAE on structured CMBS pools, CRE CDOs and CRE loan pools were estimated to be $4.2 billion through December 31, 2013. Though the pace of increases in the delinquency rate has slowed, many loans are being modified and liquidations continue to take place. Loan level losses have ranged from 1% to 2%, to near complete losses, and in a few cases severities exceeded 100%. These liquidations led to bond level losses which reduced the level of enhancement to the individual CMBS bonds referenced by the insured structured CMBS pools and in certain cases resulted in deductible erosion. Bond level enhancement and pool level deductibles are structural features intended to mitigate losses to MBIA Corp., however, some of the transactions reference similar rated subordinate tranches of CMBS bonds. When there are broad-based declines in property performance, this leverage can result in rapid deterioration in pool performance. Beginning in the second quarter of 2013, MBIA Corp. paid claims on a CMBS pool transaction that experienced deterioration such that all remaining deductible was eliminated.

Loss and LAE Activity

Financial Guarantee Insurance Losses (Non-Derivative)

MBIA Corp.’s financial guarantee insurance losses and LAE for the year ended December 31, 2013 are presented in the following table:

Losses and LAE
	Year Ended December 31, 2013
In millions	Second-lien RMBS	First-lien RMBS	Other		Total
Losses and LAE related to actual and expected payments	$108	$(60)	$38		$86
Recoveries of actual and expected payments	(110)	(10)	144		24

Gross losses incurred	(2)	(70)	182		110
Reinsurance	—	—	(98)		(98)

Losses and LAE	$(2)	$(70)	$84(	1)	$12

(1)—Includes ABS CDOs, CMBS and other issues.

The losses and LAE related to actual and expected payments in the preceding table primarily related to insured second-lien RMBS transactions and other issues, partially offset by a benefit in insured first-lien RMBS transactions related to previously established reserves. The second-lien RMBS losses and LAE related to actual and expected payments comprise net increases of previously established reserves. The $38 million in other issues primarily related to an international road transaction and U.S. public finance transactions which MBIA Corp. cedes to National, partially offset by decreases in CMBS and ABS CDO transactions.

The recoveries of actual and expected payments primarily related to other issues, partially offset by recoveries related to insured second-lien RMBS transactions. The decrease in other issues of $144 million primarily resulted from the reversal of recoveries related to high yield corporate CDOs and U.S. public finance transactions which MBIA Corp. cedes to National. Partially offsetting these decreases were increases related to second-lien RMBS recoveries of $110 million, including $317 million in recoveries primarily resulting from ineligible mortgage loans included in insured exposures, partially offset by a $207 million reduction in excess spread.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

The following table provides information about the financial guarantees and related claim liability included in each of MBIA Corp.’s surveillance categories as of December 31, 2013:

	Surveillance Categories
$ in millions	Caution List Low	Caution List Medium	Caution List High	Classified List	Total
Number of policies	59	19	4	189	271
Number of issues(1)	23	14	3	134	174
Remaining weighted average contract period (in years)	10.1	4.9	11.1	9.4	9.3
Gross insured contractual payments outstanding:(2)
Principal	$4,132	$1,073	$19	$7,771	$12,995
Interest	3,044	253	10	4,462	7,769

Total	$7,176	$1,326	$29	$12,233	$20,764

Gross claim liability	$—	$—	$—	$1,196	$1,196
Less:
Gross potential recoveries	—	—	—	1,052	1,052
Discount, net	—	—	—	211	211

Net claim liability (recoverable)	$—	$—	$—	$(67)	$(67)

Unearned premium revenue	$107	$19	$—	$95	$221

(1)—An “issue” represents the aggregate of financial guarantee policies that share the same revenue source for purposes of making debt service payments.

(2)—Represents contractual principal and interest payments due by the issuer of the obligations insured by MBIA Corp.

The following table provides information about the financial guarantees and related claim liability included in each of MBIA Corp.’s surveillance categories as of December 31, 2012:

	Surveillance Categories
$ in millions	Caution List Low	Caution List Medium	Caution List High	Classified List	Total
Number of policies	49	25	8	204	286
Number of issues(1)	27	15	8	135	185
Remaining weighted average contract period (in years)	8.2	4.0	6.0	9.5	8.6
Gross insured contractual payments outstanding:(2)
Principal	$4,126	$1,176	$307	$9,412	$15,021
Interest	2,690	256	69	5,231	8,246

Total	$6,816	$1,432	$376	$14,643	$23,267

Gross claim liability	$—	$—	$—	$1,569	$1,569
Less:
Gross potential recoveries	—	—	—	4,090	4,090
Discount, net	—	—	—	233	233

Net claim liability (recoverable)	$—	$—	$—	$(2,754)	$(2,754)

Unearned premium revenue	$142	$11	$2	$121	$276

(1)—An “issue” represents the aggregate of financial guarantee policies that share the same revenue source for purposes of making debt service payments.

(2)—Represents contractual principal and interest payments due by the issuer of the obligations insured by MBIA Corp.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

The gross claim liability in the preceding tables represents MBIA Corp.’s estimate of undiscounted probability-weighted future claim payments. As of December 31, 2013, the gross claim liability primarily related to insured first and second-lien RMBS issues, ABS CDOs and an international road transaction. As of December 31, 2012, the gross claim liability principally related to insured first and second-lien RMBS and U.S. public finance issues. The gross potential recoveries as of December 31, 2013 and 2012, represent MBIA Corp.’s estimate of undiscounted probability-weighted recoveries of actual claim payments and recoveries of estimated future claim payments. As of December 31, 2013, the gross potential recoveries principally related to insured second-lien RMBS issues. As of December 31, 2012, the gross potential recoveries principally related to insured second-lien RMBS and U.S. public finance issues. MBIA Corp.’s recoveries have been, and remain based on either salvage rights, the rights conferred to MBIA Corp. through the transactional documents (inclusive of the insurance agreement), or subrogation rights embedded within financial guarantee insurance policies. Expected salvage and subrogation recoveries, as well as recoveries from other remediation efforts, reduce MBIA Corp.’s claim liability. Once a claim payment has been made, the claim liability has been satisfied and MBIA Corp.’s right to recovery is no longer considered an offset to future expected claim payments, it is recorded as a salvage asset. The amount of recoveries recorded by MBIA Corp. is limited to paid claims plus the present value of projected future claim payments. As claim payments are made, the recorded amount of potential recoveries may exceed the remaining amount of the claim liability for a given policy. The gross claim liability and gross potential recoveries reflect the elimination of claim liabilities and potential recoveries related to VIEs consolidated by MBIA Corp.

The following table presents the components of MBIA Corp.’s loss and LAE reserves and insurance loss recoverable as reported on MBIA Corp.’s consolidated balance sheets as of December 31, 2013 and 2012 for insured obligations within MBIA Corp.’s “Classified List.” The loss reserves (claim liability) and insurance claim loss recoverable included in the following table represent the present value of the probability-weighted future claim payments and recoveries reported in the preceding tables.

	As of December 31,	As of December 31,
In millions	2013	2012
Loss reserves (claim liability)	$570	$786
LAE reserves	59	60

Loss and LAE reserves	$629	$846

Insurance claim loss recoverable	$(694)	$(3,610)
LAE insurance loss recoverable	—	(38)

Insurance loss recoverable	$(694)	$(3,648)

Reinsurance recoverable on unpaid losses	$57	$152
Reinsurance recoverable on unpaid LAE reserves	24	6
Reinsurance recoverable on paid losses	—	1

Reinsurance recoverable on paid and unpaid losses	$81	$159

As of December 31, 2013, loss and LAE reserves include $820 million of reserves for expected future payments offset by expected recoveries of such future payments of $191 million. As of December 31, 2012, loss and LAE reserves included $1.2 billion of reserves for expected future payments offset by expected recoveries of such future payments of $320 million. As of December 31, 2013, the insurance loss recoverable principally related to expected future recoveries on second-lien RMBS transactions resulting from excess spread generated by performing loans in such transactions. As of December 31, 2012, the insurance loss recoverable principally related to estimated recoveries of payments made by MBIA Corp. resulting from ineligible mortgage loans in certain insured second-lien residential mortgage loan securitizations that are subject to a contractual obligation by the sellers/servicers to repurchase or replace the ineligible mortgage loans and expected future recoveries on insured second-lien RMBS transactions resulting from expected excess spread generated by performing loans in such transactions.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

For the year ended December 31, 2013, MBIA Corp. collected approximately $2.8 billion, net of reinsurance, primarily related to insured second-lien RMBS transactions. MBIA Corp. made payments of $290 million, net of reinsurance, including $196 million related to insured second-lien RMBS transactions.

For the year ended December 31, 2013, the decrease in insurance loss recoverable related to paid losses totaled $3.0 billion, and primarily resulted from the collections of previously established recoveries related to the settlement with Bank of America on the ineligible mortgage loans related to insured second-lien RMBS transactions.

The following table presents the amounts of MBIA Corp.’s second-lien RMBS exposure, gross undiscounted claim liability and potential recoveries related to non-consolidated VIEs and consolidated VIEs, included in MBIA Corp.’s “Classified List,” as of December 31, 2013:

Second-lien RMBS Exposure		Outstanding		Gross Undiscounted
$ in billions	Issues	Gross Principal	Gross Interest	Claim Liability	Potential Recoveries
Non-consolidated VIEs	23	$3.4	$1.3	$0.2	$0.8
Consolidated VIEs	11	$1.7	$0.6	$0.1	$0.6

The following tables present changes in MBIA Corp.’s loss and LAE reserves for the years ended December 31, 2013 and 2012. Changes in the loss and LAE reserves attributable to the accretion of the claim liability discount, changes in discount rates, changes in the timing and amounts of estimated payments and recoveries, changes in assumptions and changes in LAE reserves are recorded in “Losses and loss adjustment” expenses in MBIA Corp.’s consolidated statements of operations. As of December 31, 2013 and 2012, the weighted average risk-free rate used to discount MBIA Corp.’s loss reserves (claim liability) was 2.36% and 1.38%, respectively. LAE reserves are expected to be settled within a one-year period and are not discounted.

In millions	Changes in Loss and LAE Reserves for the Year Ended December 31, 2013
Gross Loss and LAE Reserves as of December 31, 2012	Loss Payments for Cases with Reserves	Accretion of Claim Liability Discount	Changes in Discount Rates	Changes in Assumptions	Changes in Unearned Premium Revenue	Changes in LAE Reserves	Other(1)	Gross Loss and LAE Reserves as of December 31, 2013
$ 846	$(336)	$13	$(92)	$134	$12	$(1)	$53	$629

(1)—Primarily changes in amount and timing of payments.

The decrease in MBIA Corp.’s gross loss and LAE reserves reflected in the preceding table was primarily due to loss payments on insured first and second-lien RMBS and U.S. public finance issues, partially offset by changes in assumptions.

In millions	Changes in Loss and LAE Reserves for the Year Ended December 31, 2012
Gross Loss and LAE Reserves as of December 31, 2011	Loss Payments for Cases with Reserves	Accretion of Claim Liability Discount	Changes in Discount Rates	Changes in Assumptions	Changes in Unearned Premium Revenue	Changes in LAE Reserves	Other(1)	Gross Loss and LAE Reserves as of December 31, 2012
$ 836	$(395)	$11	$(26)	$316	$1	$5	$98	$846

(1)—Primarily changes in amount and timing of payments.

The increase in MBIA Corp.’s gross loss and LAE reserves reflected in the preceding table was primarily due to changes in assumptions on insured first and second-lien RMBS issues and changes in the amount and timing of payments. These were partially offset by decreases in reserves related to loss payments on insured first and second-lien RMBS issues outstanding as of December 31, 2011.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

Current period changes in MBIA Corp.’s estimate of potential recoveries may be recorded as an insurance loss recoverable asset, netted against the gross loss and LAE reserve liability, or both. The following tables present changes in MBIA Corp.’s insurance loss recoverable and changes in recoveries on unpaid losses reported within MBIA Corp.’s claim liability for the years ended December 31, 2013 and 2012. Changes in insurance loss recoverable attributable to the accretion of the discount on the recoverable, changes in discount rates, changes in the timing and amounts of estimated collections, changes in assumptions and changes in LAE recoveries are recorded in “Losses and loss adjustment” expenses on MBIA Corp.’s consolidated statements of operations.

	Gross Reserve as of December 31, 2012	Changes in Insurance Loss Recoverable and Recoveries on Unpaid Losses for the Year Ended December 31, 2013
In millions		Collections for Cases with Recoveries	Accretion of Recoveries	Changes in Discount Rates	Changes in Assumptions	Changes in LAE Recoveries	Other(1)	Gross Reserve as of December 31, 2013
Insurance loss recoverable	$3,648	$(3,011)	$19	$(33)	$126	$(38)	$(17)	$694
Recoveries on unpaid losses	320	—	6	(35)	(97)	(3)	—	191

Total	$3,968	$(3,011)	$25	$(68)	$29	$(41)	$(17)	$885

(1) Primarily changes in amount and timing of collections.

MBIA Corp.’s insurance loss recoverable decreased during 2013 primarily due to recoveries associated with issues outstanding as of December 31, 2012, which related to the settlement with Bank of America on the ineligible mortgage loans included in insured second-lien residential mortgage securitization exposures that were subject to contractual obligations by sellers/servicers to repurchase or replace such mortgages. Recoveries on unpaid losses decreased primarily due to changes in assumptions as a result of the reduction of excess spread related to first and second-lien RMBS transactions and changes in discount rates.

	Gross Reserve as of December 31, 2011	Changes in Insurance Loss Recoverable and Recoveries on Unpaid Losses for the Year Ended December 31, 2012
In millions		Collections for Cases with Recoveries	Accretion of Recoveries	Changes in Discount Rates	Changes in Assumptions	Changes in LAE Recoveries	Other(1)	Gross Reserve as of December 31, 2012
Insurance loss recoverable	$3,046	$(13)	$32	$4	$700	$24	$(145)	$3,648
Recoveries on unpaid losses	562	—	7	13	(251)	(11)	—	320

Total	$3,608	$(13)	$39	$17	$449	$13	$(145)	$3,968

(1) Primarily changes in amount and timing of collections.

MBIA Corp.’s insurance loss recoverable increased during 2012 primarily due to changes in assumptions associated with issues outstanding as of December 31, 2011, which related to increases in excess spread and ineligible mortgage loans included in insured second-lien residential mortgage securitization exposures that were subject to contractual obligations by sellers/servicers to repurchase or replace such mortgages, partially offset by changes in the amount and timing of collections. Recoveries on unpaid losses decreased primarily due to changes in assumptions as a result of the reduction of excess spread related to first and second-lien RMBS transactions, partially offset by changes in discount rates.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

The following table presents MBIA Corp.’s total estimated recoveries from ineligible mortgage loans included in certain insured second-lien mortgage loan securitizations as of December 31, 2013. The total estimated recoveries from ineligible mortgage loans of $359 million are recorded as “Loan repurchase commitments” presented under the heading “Assets of consolidated variable interest entities” on MBIA Corp.’s consolidated balance sheets.

In millions
Total Estimated Recoveries from Ineligible Mortgage Loans as of December 31, 2012	Accretion of Future Collections	Changes in Discount Rates	Recoveries (Collections)	Changes in Assumptions	Other(1)	Total Estimated Recoveries from Ineligible Mortgage Loans as of December 31, 2013
$ 3,583	$24	$(9)	$(3,705)	$443	$23	$359

(1) Primarily changes in amount and timing of collections.

The decrease in MBIA Corp.’s total estimated recoveries from ineligible mortgage loans in the preceding table primarily resulted from the collections of previously established recoveries related to the settlement with Bank of America, ResCap and Flagstar Bank on the ineligible mortgage loans related to insured second-lien RMBS securitizations.

The following table presents MBIA Corp.’s total estimated recoveries from ineligible mortgage loans included in certain insured second-lien mortgage loan securitizations as of December 31, 2012. The total estimated recoveries from ineligible mortgage loans of $3.6 billion include $2.5 billion recorded as “Insurance loss recoverable” and $1.1 billion recorded as “Loan repurchase commitments” presented under the heading “Assets of consolidated variable interest entities” on MBIA Corp.’s consolidated balance sheets.

In millions
Total Estimated Recoveries from Ineligible Mortgage Loans as of December 31, 2011	Accretion of Future Collections	Changes in Discount Rates	Recoveries (Collections)	Changes in Assumptions	Other	Total Estimated Recoveries from Ineligible Mortgage Loans as of December 31, 2012
$ 3,119	$36	$2	$—	$426	$—	$3,583

The increase in MBIA Corp.’s total estimated recoveries from ineligible mortgage loans in the preceding table primarily resulted from changes in assumptions related to the probability-weighted scenarios.

Remediation actions may involve, among other things, waivers or renegotiations of financial covenants or triggers, waivers of contractual provisions, the granting of consents, transfer of servicing, consideration of restructuring plans, acceleration, security or collateral enforcement, actions in bankruptcy or receivership, litigation and similar actions. The types of remedial actions pursued are based on the insured obligation’s risk type and the nature and scope of the event giving rise to the remediation. As part of any such remedial actions, MBIA Corp. seeks to improve its security position and to obtain concessions from the issuer of the insured obligation. From time to time, the issuer of an MBIA Corp.-insured obligation may, with the consent of MBIA Corp., restructure the insured obligation by extending the term, increasing or decreasing the par amount or decreasing the related interest rate, with MBIA Corp. insuring the restructured obligation.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves (continued)

Costs associated with remediating insured obligations assigned to MBIA Corp.’s “Caution List—Low,” “Caution List—Medium,” “Caution List—High” and “Classified List” are recorded as LAE. LAE is primarily recorded as part of MBIA Corp.’s provision for its loss reserves and included in “Losses and loss adjustment” expenses on MBIA Corp.’s consolidated statements of operations. The following table presents the gross expenses related to remedial actions for insured obligations. Gross expenses related to remediating insured obligations decreased for the year ended December 31, 2013 compared with 2012 due to lower litigation expenses as a result of settlements.

	Years Ended December 31,
In millions	2013	2012	2011
Loss adjustment expense incurred, gross	$55	$131	$120

Note 7: Fair Value of Financial Instruments

Fair Value Measurement

Fair value is a market-based measure considered from the perspective of a market participant. Therefore, even when market assumptions are not readily available, MBIA Corp.’s own assumptions are set to reflect those which it believes market participants would use in pricing an asset or liability at the measurement date. The fair value measurements of financial instruments held or issued by MBIA Corp. are determined through the use of observable market data when available. Market data is obtained from a variety of third-party sources, including dealer quotes. If dealer quotes are not available for an instrument that is infrequently traded, MBIA Corp. uses alternate valuation methods, including either dealer quotes for similar instruments or modeling using market data inputs. The use of alternate valuation methods generally requires considerable judgment in the application of estimates and assumptions, and changes to such estimates and assumptions may produce materially different fair values.

The accounting guidance for fair value measurement establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available and reliable. Observable inputs are those MBIA Corp. believes that market participants would use in pricing an asset or liability based on available market data. Unobservable inputs are those that reflect MBIA Corp.’s beliefs about the assumptions market participants would use in pricing an asset or liability based on the best information available. The fair value hierarchy is broken down into three levels based on the observability and reliability of inputs, as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that MBIA Corp. can access. Valuations are based on quoted prices that are readily and regularly available in an active market with significant trading volumes.

•

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 assets include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, securities which are priced using observable inputs and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

•

Level 3—Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques where significant inputs are unobservable, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

The availability of observable inputs can vary from product to product and period to period and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the product. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, MBIA Corp. assigns the level in the fair value hierarchy for which the fair value measurement in its entirety falls, based on the least observable input that is significant to the fair value measurement.

Financial Assets (excluding derivative assets)

Financial assets, excluding derivative assets, held by MBIA Corp. primarily consist of investments in debt securities. Substantially all of MBIA Corp.’s investments are priced by independent third parties, including pricing services and brokers. Typically, MBIA Corp. receives one pricing service value or broker quote for each instrument, which represents a non-binding indication of value. MBIA Corp. reviews the assumptions, inputs and methodologies used by pricing services and brokers to obtain reasonable assurance that the prices used in its valuations reflect fair value. When MBIA Corp. believes a third-party quotation differs significantly from its internally developed expectation of fair value, whether higher or lower, MBIA Corp. reviews its data or assumptions with the provider. This review includes comparing significant assumptions such as prepayment speeds, default ratios, forward yield curves, credit spreads and other significant quantitative inputs to internal assumptions, and working with the price provider to reconcile the differences. The price provider may subsequently provide an updated price. In the event that the price provider does not update its price, and MBIA Corp. still does not agree with the price provided, MBIA Corp. will obtain a price from another third-party provider, such as a broker, or use an internally developed price which it believes represents the fair value of the investment. The fair values of investments for which internal prices were used were not significant to the aggregate fair value of MBIA Corp.’s investment portfolio as of December 31, 2013 or 2012. All challenges to third-party prices are reviewed by staff of MBIA Corp. with relevant expertise to ensure reasonableness of assumptions.

In addition to challenging pricing assumptions, MBIA Corp. obtains reports from the independent accountants for significant third-party pricing services attesting to the effectiveness of the controls over data provided to MBIA Corp. These reports are obtained annually and are reviewed by MBIA Corp. to ensure key controls are applied by the pricing services, and that appropriate user controls are in place at the third-party pricing services organization to ensure proper measurement of the fair values of its investments. In the event that any controls in these reports are deemed ineffective by independent accountants, MBIA Corp. will take the necessary actions to ensure that internal user controls are in place to mitigate the control risks. No deficiencies were noted for significant third-party pricing services used.

Derivative Liabilities

MBIA Corp.’s derivative liabilities are primarily insured credit derivatives that reference structured pools of cash securities and CDSs. MBIA Corp. generally insured the most senior liabilities of such transactions, and at the inception of transactions its exposure generally had more subordination than needed to achieve triple-A ratings from credit rating agencies. The types of collateral underlying its insured derivatives consist of cash securities and CDSs referencing primarily corporate, asset-backed, residential mortgage-backed, commercial mortgage-backed, CRE loans, and CDO securities.

MBIA Corp.’s insured credit derivative contracts are non-traded structured credit derivative transactions. Since insured derivatives are highly customized and there is generally no observable market for these derivatives, MBIA Corp. estimates their fair values in a hypothetical market based on internal and third-party models simulating what a similar company would charge to assume MBIA Corp.’s position in the transaction at the measurement date. This pricing would be based on the expected loss of the exposure. MBIA Corp. reviews its valuation model results on a quarterly basis to assess the appropriateness of the assumptions and results in light of current market activity and conditions. This review is performed by internal staff with relevant expertise. If live market spreads or securities prices are observable for similar transactions, those spreads are an integral part of the analysis. New insured transactions that resemble existing (previously insured) transactions, if any, would be considered, as well as negotiated settlements of existing transactions.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

MBIA Corp. may from time to time make changes in its valuation techniques if the change results in a measurement that it believes is equally or more representative of fair value under current circumstances.

Internal Review Process

All significant financial assets and liabilities, including derivative assets and liabilities, are reviewed by committees created by MBIA Corp. to ensure compliance with MBIA Corp. policies and risk procedures in the development of fair values of financial assets and liabilities. These valuation committees review, among other things, key assumptions used for internally developed prices, significant changes in sources and uses of inputs, including changes in model approaches, and any adjustments from third-party inputs or prices to internally developed inputs or prices. The committees also review any significant impairment or improvements in fair values of the financial instruments from prior periods. From time to time, these committees will consult with MBIA Corp. valuation experts to better understand key methods and assumptions used for the determination of fair value, including understanding significant changes in fair values. These committees are comprised of senior finance team members with the relevant experience in the financial instruments their committee is responsible for. Each quarter, these committees document their agreement with the fair values developed by management of MBIA Corp. as reported in the quarterly and annual financial statements.

Valuation Techniques

Valuation techniques for financial instruments measured at fair value or disclosed at fair value are described below:

Fixed-Maturity Securities (including short-term investments) Held as Available-For-Sale, Investments (including fixed-maturity securities) Carried at Fair Value, Other Investments, and Investments Held-to-Maturity, at Amortized Cost.

Fixed-maturity securities (including short-term investments) held as AFS, investments carried at fair value, other investments, and HTM investments, at amortized cost include investments in U.S. Treasury and government agencies, foreign governments, corporate obligations, mortgage-backed and asset-backed securities (including CMBS and CDOs), state and municipal bonds, perpetual debt and equity securities (including money market mutual funds), and loans receivable with an affiliate.

These investments are generally valued based on recently executed transaction prices or quoted market prices. When quoted market prices are not available, fair value is generally determined using quoted prices of similar investments or a valuation model based on observable and unobservable inputs. Inputs vary depending on the type of investment. Observable inputs include contractual cash flows, interest rate yield curves, CDS spreads, prepayment and volatility scores, diversity scores, cross-currency basis index spreads, and credit spreads for structures similar to the financial instrument in terms of issuer, maturity and seniority. Unobservable inputs include cash flow projections and the value of any credit enhancement.

The fair value of the HTM investments is determined using discounted cash flow models. Key inputs include unobservable cash flows projected over the expected term of the investment discounted using observable interest rate yield curves of similar securities.

Investments based on quoted market prices of identical investments in active markets are classified as Level 1 of the fair value hierarchy. Level 1 investments generally consist of U.S. Treasury and foreign government and agency investments. Quoted market prices of investments in less active markets, as well as investments which are valued based on other than quoted prices for which the inputs are observable, such as interest rate yield curves, are categorized in Level 2 of the fair value hierarchy. Investments that contain significant inputs that are not observable are categorized as Level 3.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

Cash and Cash Equivalents, Accrued Investment Income, Secured Loan, Receivable for Investments Sold and Payable for Investments Purchased

The carrying amounts of cash and cash equivalents, accrued investment income, secured loan, receivable for investments sold and payable for investments purchased approximate fair values due to the short-term nature and credit worthiness of these instruments.

Loans Receivable at Fair Value

Loans receivable at fair value are comprised of loans held by consolidated VIEs consisting of residential mortgage loans. Fair values of residential mortgage loans are determined using quoted prices for MBS issued by the respective VIE and adjustments for the fair values of the financial guarantees provided by MBIA Corp. on the related MBS. Loans receivable at fair value are categorized in Level 3 of the fair value hierarchy.

Loan Repurchase Commitments

Loan repurchase commitments are obligations owed by the sellers/servicers of mortgage loans to either MBIA Corp. as reimbursement of paid claims or to the RMBS trusts as defined in the transaction documents. Loan repurchase commitments are assets of the consolidated VIEs. This asset represents the rights of MBIA Corp. against the sellers/servicers for breaches of representations and warranties that the securitized residential mortgage loans sold to the trust to comply with stated underwriting guidelines and for the sellers/servicers to cure, replace, or repurchase mortgage loans. Fair value measurements of loan repurchase commitments represent the amounts owed by the sellers/servicers to MBIA Corp. as reimbursement of paid claims. Loan repurchase commitments are not securities and no quoted prices or comparable market transaction information are observable or available. Loan repurchase commitments at fair value are categorized in Level 3 of the fair value hierarchy. Fair values of loan repurchase commitments are determined using discounted cash flow techniques based on inputs including:

•	breach rates representing the rate at which the sellers/servicers failed to comply with stated representations and warranties;

•	recovery rates representing the estimates of future cash flows for the asset, including estimates about possible variations in the amount of cash flows expected to be collected;

•	expectations about possible variations in the timing of collections of the cash flows; and

•	time value of money, represented by the rate on risk-free monetary assets.

Variable Interest Entity Notes

The fair values of VIE notes are determined based on recently executed transaction prices or quoted prices where observable. When position-specific quoted prices are not observable, fair values are based on quoted prices of similar securities. Fair values based on quoted prices of similar securities may be adjusted for factors unique to the securities, including any credit enhancement. When observable quoted prices are not available, fair value is determined based on discounted cash flow techniques of the underlying collateral using observable and unobservable inputs. Observable inputs include interest rate yield curves and bond spreads of similar securities. Unobservable inputs include the value of any credit enhancement. VIE notes are categorized in Level 2 or Level 3 of the fair value hierarchy based on the lowest level input that is significant to the fair value measurement in its entirety.

Variable Interest Entity Derivatives

The VIEs have entered into derivative transactions primarily consisting of cross currency swaps, and interest rate caps. Fair values of over-the-counter derivatives are determined using valuation models based on observable and/or unobservable inputs. These observable and market-based inputs include interest rate and volatilities. These derivatives are categorized in Level 2 or Level 3 of the fair value hierarchy based on the input that is significant to the fair value measurement in its entirety.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

Long-term Debt

Long-term debt consists of surplus notes and related accrued interest. As of December 31, 2012, there was a secured loan from an affiliate which was repaid in the second quarter of 2013. The fair value of the surplus notes is estimated based on quoted prices for identical or similar securities. The fair value of the secured loan was determined as the net present value of expected cash flows from the loan. The discount rate is the yield to maturity of a comparable corporate bond index. The fair value of the accrued interest expense on the surplus notes due 2033 is determined based on the scheduled interest payments discounted by the market’s perception of the credit risk related to the repayment of the surplus notes. The credit risk related to the repayment of the surplus notes is based on recent trades of the surplus notes. The deferred interest payment will be due on the first business day on or after which MBIA Corp. obtains approval to make such payment.

The carrying amounts of accrued interest expense on all other long-term debt approximate fair value due to the short-term nature of these instruments. Long-term debt is categorized as Level 2 of the fair value hierarchy.

Insured Credit Derivatives

MBIA Corp. derivative contracts primarily consist of insured credit derivatives which cannot be legally traded and generally do not have observable market prices. MBIA Corp. determines the fair values of insured credit derivatives using valuation models. The valuation models are consistently applied from period to period, with refinements to the fair value estimation approach being applied as and when the information becomes available. Negotiated settlements are also considered when determining fair value to provide the best estimate of how another market participant would evaluate fair value.

Approximately 98% of the balance sheet fair value of insured credit derivatives as of December 31, 2013 was valued based on the Binomial Expansion Technique (“BET”) Model. Approximately 2% of the balance sheet fair value of insured credit derivatives as of December 31, 2013 was valued based on the internally developed Direct Price Model and the Dual Default model. The valuation of insured derivatives includes the impact of its credit standing. All of these derivatives are categorized as Level 3 of the fair value hierarchy as their fair value is derived using significant unobservable inputs.

Description of the BET Model

1. Valuation Model Overview

The BET Model estimates what a bond insurer would charge to guarantee a transaction at the measurement date, based on the market-implied default risk of the underlying collateral and the remaining structural protection in a deductible or subordination.

Inputs to the process of determining fair value for structured transactions using the BET Model include estimates of collateral loss, allocation of loss to separate tranches of the capital structure and calculation of the change in value.

•	Estimates of aggregated collateral losses are calculated by reference to the following (described in further detail under “BET Model Inputs” below):

•

credit spreads of underlying collateral based on actual spreads or spreads on similar collateral with similar ratings, or in some cases, are benchmarked; for collateral pools where the spread distribution is characterized by extremes, MBIA Corp. models each segment of the pool separately instead of using an overall pool average;

•	diversity score of the collateral pool as an indication of correlation of collateral defaults; and

•	recovery rate for all defaulted collateral.

•	Allocation of losses to separate tranches of the capital structure according to priority of payments in a transaction.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

•

The inception-to-date unrealized gain or loss on a transaction is the difference between the original price of the risk (the original market-implied expected loss) and the current price of the risk based on the assumed market-implied expected losses derived from the model.

Additional structural assumptions of the BET Model are:

•	Default probabilities are determined by three factors: credit spread, recovery rate after default and the time period under risk;

•	Frequencies of defaults are modeled evenly over time;

•	Collateral assets are generally considered on an average basis rather than being modeled on an individual basis; and

•

Collateral asset correlation is modeled using a diversity score, which is calculated based on industry or sector concentrations. Recovery rates are based on historical averages and updated based on market evidence.

2. Model Strengths and Weaknesses

The primary strengths of the BET Model:

•

The model takes account of transaction structure and key drivers of fair value. Transaction structure includes par insured, weighted average life, level of deductible or subordination (if any), and composition of collateral.

•

The model is a consistent approach to marking positions that minimizes the level of subjectivity. MBIA Corp. has also developed a hierarchy for usage of various market-based spread inputs that reduces the level of subjectivity, especially during periods of high illiquidity.

•

The model uses market-based inputs including credit spreads for underlying reference collateral, recovery rates specific to the type and credit rating of reference collateral, diversity score of the entire collateral pool, and MBIA’s CDS and derivative recovery rate level.

The primary weaknesses of the BET Model:

•	As of December 31, 2013, some of the model inputs were either unobservable or derived from illiquid markets which might adversely impact the model’s reliability.

•

The BET Model requires an input for collateral spreads. However, some securities are quoted only in price terms. For securities that trade substantially below par, the calculation of spreads from price to spread can be subjective.

•	Results may be affected by using average spreads and a single diversity factor, rather than using specific spreads for each piece of underlying collateral and collateral-specific correlations.

3. BET Model Inputs

a. Credit spreads

The average spread of collateral is a key input as MBIA Corp. assumes credit spreads reflect the market’s assessment of default probability for each piece of collateral. Spreads are obtained from market data sources published by third parties (e.g., dealer spread tables for assets most closely resembling collateral within MBIA Corp.’s transactions) as well as collateral-specific spreads on the underlying reference obligations provided by trustees or market sources. Also, when these sources are not available, MBIA Corp. benchmarks spreads for collateral against market spreads or prices. This data is reviewed on an ongoing basis for reasonableness and applicability to MBIA Corp.’s derivative portfolio. MBIA Corp. also calculates spreads based on quoted prices and on internal assumptions about expected life when pricing information is available and spread information is not.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

MBIA Corp. uses the spread hierarchy listed below in determining which source of spread information to use, with the rule being to use CDS spreads where available and cash security spreads as the next alternative.

Spread Hierarchy:

•	Collateral-specific credit spreads when observable;

•	Sector-specific spread tables by asset class and rating;

•	Corporate spreads, including Bloomberg spread tables based on rating; and

•	Benchmark from most relevant market source when corporate spreads are not directly relevant.

There were some transactions where MBIA Corp. incorporated multiple levels within the hierarchy, including using actual collateral-specific credit spreads in combination with a calculated spread based on an assumed relationship. In those cases, MBIA Corp. classified the transaction as being benchmarked from the most relevant spread source even though the majority of the average spread was from actual collateral-specific spreads. As of December 31, 2013, sector-specific spreads were used in 8% of the transactions valued using the BET Model. Corporate spreads were used in 48% of the transactions and spreads benchmarked from the most relevant spread source were used for 44% of the transactions. The spread source can also be identified by whether or not it is based on collateral weighted average rating factor (“WARF”). No collateral-specific spreads are based on WARF. Sector-specific spreads, corporate spreads and some benchmarked spreads are based on WARF. WARF-sourced and/or ratings-sourced credit spreads were used for 78% of the transactions.

Over time, the data inputs change as new sources become available, existing sources are discontinued or are no longer considered to be reliable or the most appropriate. It is always MBIA Corp.’s objective to use more observable spread hierarchies defined above. However, MBIA Corp. may on occasion move to less observable spread inputs due to the discontinuation of data sources or due to MBIA Corp. considering certain spread inputs no longer representative of market spreads.

b. Diversity Scores

Diversity scores are a means of estimating the diversification in a portfolio. The diversity score estimates the number of uncorrelated assets that are assumed to have the same loss distribution as the actual portfolio of correlated assets. While diversity score is a required input into the BET model, due to current high levels of default within the collateral of the structures, diversity score does not have a significant impact on valuation.

c. Recovery Rate

The recovery rate represents the percentage of par expected to be recovered after an asset defaults, indicating the severity of a potential loss. MBIA Corp. generally uses rating agency recovery assumptions which may be adjusted to account for differences between the characteristics and performance of the collateral used by the rating agencies and the actual collateral in MBIA Corp.-insured transactions. MBIA Corp. may also adjust rating agency assumptions based on the performance of the collateral manager and on empirical market data.

d. Nonperformance Risk

MBIA Corp.’s valuation methodology for insured credit derivative liabilities incorporates MBIA Corp.’s own nonperformance risk. MBIA Corp. calculates the fair value by discounting the market value loss estimated through the BET Model at discount rates which include MBIA Corp.’s CDS spreads as of December 31, 2013. The CDS spreads assigned to each deal are based on the weighted average life of the deal. MBIA Corp. limits the nonperformance impact so that the derivative liability could not be lower than MBIA Corp.’s recovery derivative price multiplied by the unadjusted derivative liability.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

Overall Model Results

As of December 31, 2013 and 2012, MBIA Corp.’s net insured derivative liability was $1.2 billion and $2.9 billion, respectively, and was primarily related to the fair values of insured credit derivatives based on the results of the aforementioned pricing models. A significant driver of changes in fair value is nonperformance risk. In aggregate, the nonperformance calculation resulted in a pre-tax net insured derivative liability that was $393 million and $4.4 billion lower than the net liability that would have been estimated if MBIA Corp. excluded nonperformance risk in its valuation as of December 31, 2013 and 2012, respectively. Nonperformance risk is a fair value concept and does not contradict MBIA Corp.’s internal view, based on fundamental credit analysis of MBIA Corp.’s economic condition, that MBIA Corp. will be able to pay all claims when due.

Financial Guarantees

Gross Financial Guarantees—The fair value of gross financial guarantees is determined using discounted cash flow techniques based on inputs that include (i) assumptions of expected losses on financial guarantee policies where loss reserves have not been recognized, (ii) amount of losses expected on financial guarantee policies where loss reserves have been established, net of expected recoveries, (iii) the cost of capital reserves required to support the financial guarantee liability, (iv) operating expenses, and (v) discount rates. MBIA Corp.’s CDS spread and recovery rate are used as its discount rate.

The carrying value of MBIA Corp.’s gross financial guarantees consists of unearned premium revenue and loss and LAE reserves, net of the insurance loss recoverable as reported on MBIA Corp.’s consolidated balance sheets.

Ceded Financial Guarantees—The fair value of ceded financial guarantees is determined by applying the percentage ceded to reinsurers to the related fair value of the gross financial guarantees. The carrying value of ceded financial guarantees consists of prepaid reinsurance premiums and reinsurance recoverable on paid and unpaid losses as reported within “Other assets” on MBIA Corp.’s consolidated balance sheets.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

Significant Unobservable Inputs

The following tables provide quantitative information regarding the significant unobservable inputs used by MBIA Corp. for assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012. These tables exclude inputs used to measure fair value that are not developed by MBIA Corp., such as broker prices and other third-party pricing service valuations.

In millions	Fair Value as of December 31, 2013	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Assets of consolidated VIEs:
Loans receivable at fair value	$1,612	Market prices adjusted for financial guarantees provided to VIE obligations	Impact of financial guarantee	0% - 17%(3%)
Loan repurchase commitments	359	Discounted cash flow	Recovery rates(1)
			Breach rates(1)
Liabilities of consolidated VIEs:
Variable interest entity notes	948	Market prices of VIE assets adjusted for financial guarantees provided	Impact of financial guarantee	0% - 25%(12%)
Credit derivative liabilities, net:
CMBS	1,050	BET Model	Recovery rates	25% - 90%(60%)
			Nonperformance risk	8% - 57%(25%)
			Weighted average life (in years)	1.1 - 28.0(3.3)
			CMBS spreads	1% - 29%(13%)
Multi-sector CDO	12	Direct Price Model	Nonperformance risk	57% - 57%(57%)
Other	85	BET Model and Dual Default	Recovery rates	42% - 90%(45%)
			Nonperformance risk	13% - 54%(25%)
			Weighted average life (in years)	0.2 - 8.7(2.3)

(1)—Recovery rates and breach rates include estimates about potential variations in the outcome of litigation with a counterparty.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

In millions	Fair Value as of December 31, 2012	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Assets of consolidated VIEs:
Loans receivable at fair value	$1,881	Market prices adjusted for financial guarantees provided to VIE obligations	Impact of financial guarantee	0% - 14%(3%)
Loan repurchase commitments	1,086	Discounted cash flow	Recovery rates	10% - 75%(47%)
			Breach rates	66% - 94%(78%)
Liabilities of consolidated VIEs:
Variable interest entity notes	1,948	Market prices of VIE assets adjusted for financial guarantees provided	Impact of financial guarantee	0% - 23%(6%)
Credit derivative liabilities, net:
CMBS	1,590	BET Model	Recovery rates	21% - 90%(51%)
			Nonperformance risk	19% - 59%(58%)
			Weighted average life (in years)	0.1 - 5.6(4.4)
			CMBS spreads	1% - 23%(13%)
Multi-sector CDO	525	Direct Price Model	Nonperformance risk	59% - 59%(59%)
Other	806	BET Model and Dual Default	Recovery rates	42% - 75%(47%)
			Nonperformance risk	42% - 59%(58%)
			Weighted average life (in years)	0.1 - 19.6(3.0)

Sensitivity of Significant Unobservable Inputs

The significant unobservable input used in the fair value measurement of MBIA Corp.’s loans receivable at fair value of consolidated VIEs is the impact of the financial guarantee. The fair value of loans receivable is calculated by subtracting the value of the financial guarantee from the market value of VIE liabilities. The value of a financial guarantee is estimated by MBIA Corp. as the present value of expected cash payments under the policy. As expected cash payments provided by MBIA Corp. under the insurance policy increase, there is a lower expected cash flow on the underlying loans receivable of the VIE. This results in a lower fair value of the loans receivable in relation to the obligations of the VIE.

The significant unobservable inputs used in the fair value measurement of MBIA Corp.’s loan repurchase commitments of consolidated VIEs are the recovery rates and breach rates. Recovery rates reflect the estimates of future cash flows reduced for litigation delays and risks and/or potential financial distress of the sellers/servicers. The estimated recoveries of the loan repurchase commitments may differ from the actual recoveries that may be received in the future. Breach rates represent the rate at which mortgages fail to comply with stated representations and warranties of the sellers/servicers. Significant increases or decreases in the recovery rates and the breach rates would result in significantly higher or lower fair values of the loan repurchase commitments, respectively. Additionally, changes in the legal environment and the ability of the counterparties to pay would impact the recovery rate assumptions, which could significantly impact the fair value measurement. Any significant challenges by the counterparties to MBIA Corp.’s determination of breaches of representations and warranties could significantly adversely impact the fair value measurement. Recovery rates and breach rates are determined independently. Changes in one input will not necessarily have any impact on the other input.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

The significant unobservable input used in the fair value measurement of MBIA Corp.’s variable interest entity notes of consolidated VIEs is the impact of the financial guarantee. The fair value of VIE notes is calculated by adding the value of the financial guarantee to the market value of VIE assets. The value of a financial guarantee is estimated by MBIA Corp. as the present value of expected cash payments under the policy. As the value of the guarantee provided by MBIA Corp. to the obligations issued by the VIE increases, the credit support adds value to the liabilities of the VIE. This results in an increase in the fair value of the liabilities of the VIE.

The significant unobservable inputs used in the fair value measurement of MBIA Corp.’s CMBS credit derivatives, which are valued using the BET Model, are CMBS spreads, recovery rates, nonperformance risk and weighted average life. The CMBS spread is an indicator of credit risk of the collateral securities. The recovery rate represents the percentage of notional expected to be recovered after an asset defaults, indicating the severity of a potential loss. The nonperformance risk is an assumption of MBIA Corp.’s own ability to pay and whether MBIA Corp. will have the necessary resources to pay the obligations as they come due. Weighted average life is based on MBIA Corp.’s estimate of when the principal of the underlying collateral of the CMBS structure will be repaid. A significant increase or decrease in CMBS spreads would result in an increase or decrease in the fair value of the derivative liability, respectively. A significant increase in weighted average life can result in an increase or decrease in the fair value of the derivative liability, depending on the discount rate and the timing of significant losses. Any significant increase or decrease in recovery rates or MBIA Corp.’s nonperformance risk would result in a decrease or increase in the fair value of the derivative liabilities, respectively. CMBS spreads, recovery rates, nonperformance risk and weighted average lives are determined independently. Changes in one input will not necessarily have any impact on the other inputs.

The significant unobservable input used in the fair value measurement of MBIA Corp.’s multi-sector CDO credit derivatives, which are valued using the Direct Price Model, is nonperformance risk. The nonperformance risk is an assumption of MBIA Corp.’s own ability to pay and whether MBIA Corp. will have the necessary resources to pay the obligations as they come due. Any significant increase or decrease in MBIA Corp.’s nonperformance risk would result in a decrease or increase in the fair value of the derivative liabilities, respectively.

The significant unobservable inputs used in the fair value measurement of MBIA Corp.’s other credit derivatives, which are valued using the BET Model, are recovery rates, nonperformance risk and weighted average life. The recovery rate represents the percentage of notional expected to be recovered after an asset defaults, indicating the severity of a potential loss. The nonperformance risk is an assumption of MBIA Corp.’s own ability to pay and whether MBIA Corp. will have the necessary resources to pay the obligations as they come due. Weighted average life is based on MBIA Corp.’s estimate of when the principal of the underlying collateral will be repaid. A significant increase in weighted average life can result in an increase or decrease in the fair value of the derivative liability, depending on the discount rate and the timing of significant losses. Any significant increase or decrease in recovery rates or MBIA Corp.’s nonperformance risk would result in a decrease or increase in the fair value of the derivative liabilities, respectively. Recovery rates, nonperformance risk and weighted average lives are determined independently. Changes in one input will not necessarily have any impact on the other inputs.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

The following tables present the fair value of MBIA Corp.’s assets (including short-term investments) and liabilities measured and reported at fair value on a recurring basis as of December 31, 2013 and 2012:

	Fair Value Measurements at Reporting Date Using
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)		Balance as of December 31, 2013
Assets:
Fixed-maturity investments:
U.S. Treasury and government agency	$11	$—	$—		$11
State and municipal bonds	—	82	—		82
Foreign governments	112	47	12	(1)	171
Corporate obligations	—	195	—		195
Mortgage-backed securities:
Residential mortgage-backed agency	—	3	—		3
Residential mortgage-backed non-agency	—	23	—		23

Total fixed-maturity investments	123	350	12		485
Money market securities	191	—	—		191
Perpetual debt and equity securities	—	1	6	(1)	7
Cash and cash equivalents	930	—	—		930
Derivative assets:
Credit derivatives	—	4	—		4

Total derivative assets	—	4	—		4
Assets of consolidated VIEs:
Cash	97	—	—		97
Corporate obligations	—	41	48	(1)	89
Mortgage-backed securities:
Residential mortgage-backed non-agency	—	255	4	(1)	259
Commercial mortgage-backed	—	102	3	(1)	105
Asset-backed securities:
Collateralized debt obligations	—	14	22	(1)	36
Other asset-backed	—	44	54	(1)	98
Loans receivable	—	—	1,612		1,612
Loan repurchase commitments	—	—	359		359

Total assets	$1,341	$811	$2,120		$4,272

Liabilities:
Derivative liabilities:
Credit derivatives	$—	$4	$1,147		$1,151

Total derivative liabilities	—	4	1,147		1,151
Liabilities of consolidated VIEs:
Variable interest entity notes	—	1,482	948		2,430
Derivative liabilities:
Currency rate derivatives	—	—	11	(1)	11

Total derivative liabilities	—	—	11		11

Total liabilities	$—	$1,486	$2,106		$3,592

(1)—Unobservable inputs are either not developed by MBIA Corp. or do not significantly impact the overall fair values of the aggregate financial assets and liabilities.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

	Fair Value Measurements at Reporting Date Using
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)		Balance as of December 31, 2012
Assets:
Fixed-maturity investments:
U.S. Treasury and government agency	$353	$—	$—		$353
State and municipal bonds	—	7	—		7
Foreign governments	86	106	3	(1)	195
Corporate obligations	—	261	—		261
Mortgage-backed securities:
Residential mortgage-backed agency	—	3	—		3
Residential mortgage-backed non-agency	—	29	3	(1)	32
Asset-backed securities:
Collateralized debt obligations	—	1	—		1
Other asset-backed	—	16	5	(1)	21

Total fixed-maturity investments	439	423	11		873
Money market securities	15	—	—		15
Perpetual debt and equity securities	—	1	4	(1)	5
Cash and cash equivalents	397	—	—		397
Derivative assets:
Credit derivatives	—	7	—		7

Total derivative assets	—	7	—		7
Assets of consolidated VIEs:
Cash	176	—	—		176
Corporate obligations	—	58	56	(1)	114
Mortgage-backed securities:
Residential mortgage-backed non-agency	—	787	6	(1)	793
Commercial mortgage-backed	—	409	7	(1)	416
Asset-backed securities:
Collateralized debt obligations	—	185	66	(1)	251
Other asset-backed	—	99	62	(1)	161
Loans receivable	—	—	1,881		1,881
Loan repurchase commitments	—	—	1,086		1,086

Total assets	$1,027	$1,969	$3,179		$6,175

Liabilities:
Derivative liabilities:
Credit derivatives	$—	$12	$2,921		$2,933

Total derivative liabilities	—	12	2,921		2,933
Liabilities of consolidated VIEs:
Variable interest entity notes	—	1,727	1,948		3,675
Derivative liabilities:
Interest rate derivatives	—	141	—		141
Currency rate derivatives	—	—	21	(1)	21

Total derivative liabilities	—	141	21		162

Total liabilities	$—	$1,880	$4,890		$6,770

(1)—Unobservable inputs are either not developed by MBIA Corp. or do not significantly impact the overall fair values of the aggregate financial assets and liabilities.

Level 3 assets at fair value, as of December 31, 2013 and 2012 represented approximately 50% and 51%, respectively, of total assets measured at fair value. Level 3 liabilities at fair value, as of December 31, 2013 and 2012, represented approximately 59% and 72%, respectively, of total liabilities measured at fair value.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

The following tables present the fair values and carrying values of MBIA Corp.’s assets and liabilities that are disclosed at fair value but not reported at fair value on MBIA Corp.’s consolidated balance sheets as of December 31, 2013 and 2012:

	Fair Value Measurements at Reporting Date Using
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Balance as of December 31, 2013	Carry Value Balance as of December 31, 2013
Assets:
Other investments	$—	$—	$28	$28	$28
Accrued investment income	—	8	—	8	8
Assets of consolidated VIEs:
Investments held-to-maturity	—	—	2,651	2,651	2,801

Total assets	$—	$8	$2,679	$2,687	$2,837

Liabilities:
Long-term debt	$—	$849	$—	$849	$1,125
Liabilities of consolidated VIEs:
VIE notes	—	—	2,651	2,651	2,801

Total liabilities	$—	$849	$2,651	$3,500	$3,926

Financial Guarantees:
Gross	$—	$—	$2,390	$2,390	$2,040
Ceded	—	—	1,214	1,214	1,212

	Fair Value Measurements at Reporting Date Using
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Balance as of December 31, 2012	Carry Value Balance as of December 31, 2012
Assets:
Other investments	$—	$—	$28	$28	$28
Accrued investment income	—	7	—	7	7
Assets of consolidated VIEs:
Investments held-to-maturity	—	—	2,675	2,675	2,829

Total assets	$—	$7	$2,703	$2,710	$2,864

Liabilities:
Long-term debt	$—	$1,886	$—	$1,886	$2,694
Liabilities of consolidated VIEs:
VIE notes	—	—	2,675	2,675	2,829

Total liabilities	$—	$1,886	$2,675	$4,561	$5,523

Financial Guarantees:
Gross	$—	$—	$(114)	$(114)	$(294)
Ceded	—	—	1,442	1,442	1,530

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

The following tables present information about changes in Level 3 assets (including short-term investments) and liabilities measured at fair value on a recurring basis for the years ended December 31, 2013 and 2012:

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Year Ended December 31, 2013

In millions	Balance, Beginning of Year	Realized Gains / (Losses)	Unrealized Gains / (Losses) Included in Earnings	Unrealized Gains / (Losses) Included in OCI	Foreign Exchange Recognized in OCI or Earnings	Purchases	Issuances	Settlements	Sales(2)	Transfers into Level 3(1)	Transfers out of Level 3(1)	Ending Balance	Change in Unrealized Gains (Losses) for the Period Included in Earnings for Assets Still Held as of December 31, 2013
Assets:
Foreign governments	$3	$—	$—	$—	$—	$10	$—	$(16)	$—	$18	$(3)	$12	$—
Residential mortgage-backed non-agency	3	—	—	—	—	—	—	(3)	—	—	—	—	—
Commercial mortgage-backed	—	—	—	1	—	—	—	(1)	—	—	—	—	—
Other asset-backed	5	—	—	—	—	—	—	—	(5)	—	—	—	—
Perpetual debt and equity securities	4	—	3	—	—	—	—	(1)	—	—	—	6	—
Assets of consolidated VIEs:
Corporate obligations	56	—	(7)	—	—	—	—	(4)	—	3	—	48	—
Residential mortgage-backed non-agency	6	—	6	—	—	—	—	(7)	—	3	(4)	4	—
Commercial mortgage-backed	7	—	—	—	—	—	—	—	(24)	20	—	3	1
Collateralized debt obligations	66	—	(8)	—	—	—	—	(3)	(23)	4	(14)	22	1
Other asset-backed	62	—	(9)	—	—	—	—	(14)	—	21	(6)	54	2
Loans receivable	1,881	—	180	—	—	—	—	(275)	(174)	—	—	1,612	166
Loan repurchase commitments	1,086	—	172	—	—	—	—	(899)	—	—	—	359	172

Total assets	$3,179	$—	$337	$1	$—	$10	$—	$(1,223)	$(226)	$69	$(27)	$2,120	$342

In millions	Balance, Beginning of Year	Realized (Gains) / Losses	Unrealized (Gains) / Losses Included in Earnings	Unrealized (Gains) / Losses Included in OCI	Foreign Exchange Recognized in OCI or Earnings	Purchases	Issuances	Settlements	Sales(2)	Transfers into Level 3(1)	Transfers out of Level 3(1)	Ending Balance	Change in Unrealized (Gains) Losses for the Period Included in Earnings for Assets Still Held as of December 31, 2013
Liabilities:
Credit derivatives, net	$2,921	$1,547	$(1,778)	$—	$—	$—	$—	$(1,547)	$—	$4	$—	$1,147	$87
Liabilities of consolidated VIEs:
VIE notes	1,948	—	180	—	—	—	—	(277)	(1,084)	181	—	948	93
Currency derivatives, net	21	—	(10)	—	—	—	—	—	—	—	—	11	(10)

Total liabilities	$4,890	$1,547	$(1,608)	$—	$—	$—	$—	$(1,824)	$(1,084)	$185	$—	$2,106	$170

(1)—Transferred in and out at the end of the period.

(2)—Primarily relates to the deconsolidation of VIEs.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Year Ended December 31, 2012

In millions	Balance, Beginning of Year	Realized Gains / (Losses)	Unrealized Gains / (Losses) Included in Earnings	Unrealized Gains / (Losses) Included in OCI	Foreign Exchange Recognized in OCI or Earnings	Purchases	Issuances	Settlements	Sales(2)	Transfers into Level 3(1)	Transfers out of Level 3(1)	Ending Balance	Change in Unrealized Gains (Losses) for the Period Included in Earnings for Assets Still Held as of December 31, 2012
Assets:
Foreign governments	$11	$—	$—	$—	$1	$21	$—	$(28)	$(5)	$3	$—	$3	$—
Corporate obligations	4	—	—	—	(1)	8	—	(14)	(2)	13	(8)	—	—
Residential mortgage-backed non-agency	7	—	—	—	—	—	—	(2)	—	—	(2)	3	—
Other asset-backed	42	(31)	—	38	—	—	—	(3)	(41)	—	—	5	—
Perpetual debt and equity securities	—	—	5	—	—	—	—	(1)	—	—	—	4	—
Assets of consolidated VIEs:
Corporate obligations	67	—	(19)	—	—	—	—	(4)	—	15	(3)	56	3
Residential mortgage-backed non-agency	21	—	6	—	—	—	—	(7)	(16)	6	(4)	6	3
Commercial mortgage-backed	22	—	4	—	—	—	—	(4)	(9)	5	(11)	7	1
Collateralized debt obligations	149	—	(25)	—	—	—	—	(2)	(73)	17	—	66	5
Other asset-backed	67	—	6	—	—	—	—	(10)	(35)	34	—	62	7
Loans receivable	2,046	—	114	—	—	—	—	(277)	(2)	—	—	1,881	114
Loan repurchase commitments	1,077	—	9	—	—	—	—	—	—	—	—	1,086	9

Total assets	$3,513	$(31)	$100	$38	$—	$29	$—	$(352)	$(183)	$93	$(28)	$3,179	$142

In millions	Balance, Beginning of Year	Realized (Gains) / Losses	Unrealized (Gains) / Losses Included in Earnings	Unrealized (Gains) / Losses Included in OCI	Foreign Exchange Recognized in OCI or Earnings	Purchases	Issuances	Settlements	Sales(2)	Transfers into Level 3(1)	Transfers out of Level 3(1)	Ending Balance	Change in Unrealized (Gains) Losses for the Period Included in Earnings for Assets Still Held as of December 31, 2012
Liabilities:
Credit derivatives, net	$4,790	$407	$(1,869)	$—	$—	$—	$—	$(407)	$—	$—	$—	$2,921	$(927)
Liabilities of consolidated VIEs:
VIE notes	2,922	—	448	—	—	—	—	(439)	(983)	—	—	1,948	409
Credit derivatives, net	80	—	2	—	—	—	—	—	(82)	—	—	—	—
Currency derivatives, net	17	—	4	—	—	—	—	—	—	—	—	21	4

Total liabilities	$7,809	$407	$(1,415)	$—	$—	$—	$—	$(846)	$(1,065)	$—	$—	$4,890	$(514)

(1)—Transferred in and out at the end of the period.

(2)—Primarily relates to the deconsolidation of VIEs.

Transfers into and out of Level 3 were $254 million and $27 million, respectively, for the year ended December 31, 2013. Transfers into and out of Level 2 were $27 million and $254 million, respectively, for the year ended December 31, 2013. Transfers into Level 3 were principally related to VIE notes, other ABS, CMBS and foreign governments, where inputs, which are significant to their valuation, became unobservable during the period. Transfers out of Level 3 were principally for CDOs, other ABS and RMBS non-agency securities, where inputs, which are significant to their valuation, became observable during the period. These inputs included spreads, prepayment speeds, default speeds, default severities, yield curves observable at commonly quoted intervals, and market corroborated inputs. There were no transfers into or out of Level 1.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

Transfers into and out of Level 3 were $93 million and $28 million, respectively, for the year ended December 31, 2012. Transfers into and out of Level 2 were $28 million and $93 million, respectively, for the year ended December 31, 2012. Transfers into Level 3 were principally related to other ABS, corporate obligations and CDOs where inputs, which are significant to their valuation, became unobservable during the period. Transfers out of Level 3 were principally for CMBS, corporate obligations, and RMBS non-agency securities where inputs, which are significant to their valuation, became observable during the period. These inputs included spreads, prepayment speeds, default speeds, default severities, yield curves observable at commonly quoted intervals, and market corroborated inputs. There were no transfers into or out of Level 1.

All Level 1, 2 and 3 designations are made at the end of each accounting period.

Gains and losses (realized and unrealized) included in earnings related to Level 3 assets and liabilities for the years ended December 31, 2013, 2012 and 2011 are reported on MBIA Corp.’s consolidated statements of operations as follows:

In millions	Total Gains (Losses) Included in Earnings			Change in Unrealized Gains (Losses) for the Period Included in Earnings for Assets and Liabilities still held as of December 31,
	2013	2012	2011	2013	2012	2011
Revenues:
Net investment income	$—	$—	$(5)	$—	$—	$—
Unrealized gains (losses) on insured derivatives	1,778	1,869	(314)	(87)	927	(2,702)
Realized gains (losses) and other settlements on insured derivatives	(1,547)	(407)	(2,372)	—	—	—
Net gains (losses) on financial instruments at fair value and foreign exchange	3	17	(1)	—	—	—
Net investment losses related to other-than-temporary impairments	—	(43)	(57)	—	—	—
Revenues of consolidated VIEs:
Net gains (losses) on financial instruments at fair value and foreign exchange	164	(359)	361	259	(271)	336

Total	$398	$1,077	$(2,388)	$172	$656	$(2,366)

Fair Value Option

MBIA Corp. elected to record at fair value certain financial instruments of VIEs that have been consolidated in connection with the adoption of the accounting guidance for consolidation of VIEs, among others.

The following table presents the changes in fair value included in MBIA Corp.’s consolidated statements of operations for the years ended December 31, 2013, 2012 and 2011, for VIE financial instruments for which the fair value option was elected:

	Net Gains (Losses) on Financial Instruments at Fair Value and Foreign Exchange
In millions	2013	2012	2011
Fixed-maturity securities held at fair value	$(74)	$(55)	$(339)
Loans receivable at fair value:
Residential mortgage loans	(108)	(107)	(143)
Other loans	13	(56)	(19)
Loan repurchase commitments	172	9	242
Variable interest entity notes	178	107	562

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 7: Fair Value of Financial Instruments (continued)

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of December 31, 2013 and 2012, for VIE loans and notes for which the fair value option was elected:

	As of December 31, 2013			As of December 31, 2012
In millions	Contractual Principal Outstanding	Fair Value	Difference	Contractual Principal Outstanding	Fair Value	Difference
Loans receivable at fair value:
Residential mortgage loans	$1,846	$1,562	$284	$2,307	$1,735	$572
Residential mortgage loans (90 days or more past due)	231	50	181	244	54	190
Other loans	—	—	—	22	22	—
Other loans (90 days or more past due)	—	—	—	197	70	127

Total loans receivable at fair value	$2,077	$1,612	$465	$2,770	$1,881	$889
Variable interest entity notes	$3,866	$2,430	$1,436	$9,079	$3,675	$5,404

Substantially all gains and losses included in earnings during the periods ended December 31, 2013 and 2012 on loans receivable and VIE notes reported in the preceding table are attributable to credit risk. This is primarily due to the high rate of defaults on loans and the collateral supporting the VIE notes, resulting in depressed pricing of the financial instruments.

Note 8: Investments

MBIA Corp.’s investments, excluding those elected under the fair value option, include debt and equity securities classified as either AFS or HTM. Other invested assets designated as AFS are primarily comprised of money market funds.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following tables present the amortized cost, fair value and corresponding gross unrealized gains and losses for AFS and HTM investments in MBIA Corp.’s investment portfolios as of December 31, 2013 and 2012:

	December 31, 2013
In millions	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AFS Investments
Fixed-maturity investments:
U.S. Treasury and government agency	$11	$—	$—	$11
State and municipal bonds	84	—	(2)	82
Foreign governments	166	5	—	171
Corporate obligations	192	4	—	196
Mortgage-backed securities:
Residential mortgage-backed agency	3	—	—	3
Residential mortgage-backed non-agency	23	—	—	23

Total fixed-maturity investments	479	9	(2)	486
Money market securities	191	—	—	191
Perpetual debt and equity securities	1	—	—	1

Total AFS investments	$671	$9	$(2)	$678

HTM Investments
Assets of consolidated VIEs:
Corporate obligations	$2,801	$31	$(181)	$2,651

Total HTM investments	$2,801	$31	$(181)	$2,651

	December 31, 2012
In millions	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AFS Investments
Fixed-maturity investments:
U.S. Treasury and government agency	$352	$1	$—	$353
State and municipal bonds	6	1	—	7
Foreign governments	183	13	—	196
Corporate obligations	254	7	—	261
Mortgage-backed securities:
Residential mortgage-backed agency	2	—	—	2
Residential mortgage-backed non-agency	31	2	—	33
Commercial mortgage-backed	1	—	(1)	—
Asset-backed securities:
Collateralized debt obligations	1	—	—	1
Other asset-backed	20	1	—	21

Total fixed-maturity investments	850	25	(1)	874
Money market securities	15	—	—	15
Perpetual debt and equity securities	1	—	—	1

Total AFS investments	$866	$25	$(1)	$890

HTM Investments
Assets of consolidated VIEs:
Corporate obligations	$2,829	$2	$(157)	$2,674

Total HTM investments	$2,829	$2	$(157)	$2,674

Note 8: Investments (continued)

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 8: Investments (continued)

The following table presents the distribution by contractual maturity of AFS and HTM fixed-maturity securities at amortized cost and fair value as of December 31, 2013. Contractual maturity may differ from expected maturity as borrowers may have the right to call or prepay obligations.

	AFS Securities		HTM Securities
			Consolidated VIEs
In millions	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$147	$148	$—	$—
Due after one year through five years	175	179	—	—
Due after five years through ten years	43	46	—	—
Due after ten years	88	87	2,801	2,651
Mortgage-backed and asset-backed	26	26	—	—

Total fixed-maturity investments	$479	$486	$2,801	$2,651

Deposited Securities

The fair value of securities on deposit with various regulatory authorities was $4 million and $5 million as of December 31, 2013 and 2012, respectively. These deposits are required to comply with state insurance laws.

Impaired Investments

The following tables present the gross unrealized losses related to AFS and HTM investments as of December 31, 2013 and 2012:

	December 31, 2013
	Less than 12 Months		12 Months or Longer		Total
In millions	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
AFS Investments
Fixed-maturity investments:
U.S. Treasury and government agency	$6	$—	$—	$—	$6	$—
State and municipal bonds	74	(2)	—	—	74	(2)
Foreign governments	37	—	—	—	37	—
Corporate obligations	65	—	—	—	65	—
Mortgage-backed securities:
Residential mortgage-backed agency	3	—	—	—	3	—
Residential mortgage-backed non-agency	14	—	—	—	14	—

Total fixed-maturity investments	199	(2)	—	—	199	(2)
Perpetual debt and equity securities	1	—	—	—	1	—

Total AFS investments	$200	$(2)	$—	$—	$200	$(2)

HTM Investments
Assets of consolidated VIEs:
Corporate obligations	$—	$—	$1,244	$(181)	$1,244	$(181)

Total HTM investments	$—	$—	$1,244	$(181)	$1,244	$(181)

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 8: Investments (continued)

	December 31, 2012
	Less than 12 Months		12 Months or Longer		Total
In millions	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
AFS Investments
Fixed-maturity investments:
U.S. Treasury and government agency	$151	$—	$—	$—	$151	$—
State and municipal bonds	1	—	—	—	1	—
Foreign governments	11	—	1	—	12	—
Corporate obligations	8	—	4	—	12	—
Mortgage-backed securities:
Residential mortgage-backed non-agency	2	—	6	—	8	—
Commercial mortgage-backed	—	—	—	(1)	—	(1)
Asset-backed securities:
Other asset-backed	—	—	10	—	10	—

Total fixed-maturity investments	173	—	21	(1)	194	(1)
Perpetual debt and equity securities	1	—	—	—	1	—

Total AFS investments	$174	$—	$21	$(1)	$195	$(1)

HTM Investments
Assets of consolidated VIEs:
Corporate obligations	$297	$(19)	$1,287	$(138)	$1,584	$(157)

Total HTM investments	$297	$(19)	$1,287	$(138)	$1,584	$(157)

With the weighting applied on the fair value of each security relative to the total fair value, the weighted average contractual maturity of securities in an unrealized loss position as of December 31, 2013 and 2012 was 25 and 27 years, respectively. As of December 31, 2013 and 2012, there were 3 and 36 securities, respectively, that were in an unrealized loss position for a continuous twelve-month period or longer, of which the fair values of 2 and 6 securities, respectively, were below book value by more than 5%.

Other-Than-Temporary Impairments

MBIA Corp. has evaluated on a security-by-security basis whether the unrealized losses in its investment portfolios were other-than-temporary considering duration and severity of unrealized losses, the circumstances that gave rise to the unrealized losses, and whether MBIA Corp. has the intent to sell the securities or more likely than not will be required to sell the securities before their anticipated recovery. Based on its evaluation, MBIA Corp. determined that the unrealized losses on the remaining securities were temporary in nature because its impairment analysis, including projected future cash flows, indicated that MBIA Corp. would be able to recover the amortized cost of impaired assets. MBIA Corp. also concluded that it does not have the intent to sell securities in an unrealized loss position and it is more likely than not that it would not have to sell these securities before recovery of their cost basis. In making this conclusion, MBIA Corp. examined the cash flow projections for its investment portfolios, the potential sources and uses of cash in its business, and the cash resources available to its business other than sales of securities. It also considered the existence of any risk management or other plans as of December 31, 2013 that would require the sale of impaired securities. On a quarterly basis, MBIA Corp. re-evaluates the unrealized losses in its investment portfolios to determine whether an impairment loss should be realized in current earnings. Impaired securities that MBIA Corp. intends to sell before the expected recovery of such securities’ fair values have been written down to fair value.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 8: Investments (continued)

Credit Loss Rollforward

The portion of certain other-than-temporary impairment (“OTTI”) losses on fixed-maturity securities that does not represent credit losses is recognized in AOCI. For these impairments, the net amount recognized in earnings represents the difference between the amortized cost of the security and the net present value of its projected future discounted cash flows prior to impairment. Any remaining difference between the fair value and amortized cost is recognized in AOCI.

The following table presents the amount of credit loss impairments recognized in earnings on fixed-maturity securities held by MBIA Corp. as of the dates indicated, for which a portion of the OTTI losses was recognized in AOCI, and the corresponding changes in such amounts. There were no OTTI losses for which a portion was recognized in AOCI for the year ended December 31, 2013.

In millions	Years Ended December 31,
Credit Losses Recognized in Earnings Related to OTTI	2012	2011
Beginning balance	$57	$—
Additions for credit loss impairments recognized in the current period on securities not previously impaired	—	57
Reductions for credit loss impairments previously recognized on securities impaired to fair value during the period(1)	(57)	—

Ending balance	$—	$57

(1)—Represents circumstances where MBIA Corp. determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security’s amortized cost.

For the year ended December 31, 2011, the credit loss recognized in earnings was related to one RMBS. There were no credit loss impairments in 2013 and 2012. The following table presents a summary of the significant inputs considered in determining the measurement of the credit loss on the security in which a portion of the impairment was included in AOCI:

Asset-backed Securities	Year Ended December 31, 2011
Expected size of losses(1)
Range(2)	47.07%
Weighted average(3)	47.07%
Current subordination levels(4)
Range(2)	n/a
Weighted average(3)	n/a
Prepayment speed (annual CPR)(5)
Range(2)	n/a
Weighted average(3)	n/a

(1)—Represents future expected credit losses on impaired assets expressed as a percentage of total outstanding balance.

(2)—Represents the range of inputs/assumptions based upon the individual securities within each category.

(3)—Calculated by weighting the relevant input/assumption for each individual security by outstanding notional of the security.

(4)—Represents current level of credit protection (subordination) for the securities, expressed as a percentage of the balance of the collateral group backing the bond.

(5)—Values represent high and low points of lifetime vectors of constant prepayment rates.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 8: Investments (continued)

Sales of Available-for-Sale Investments

Gross realized gains and losses are recorded within “Net gains (losses) on financial instruments at fair value and foreign exchange” on MBIA Corp.’s consolidated statements of operations. The proceeds and gross realized gains and losses from sales of AFS investments for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Years Ended December 31,
In millions	2013	2012	2011
Proceeds from sales	$748	$1,818	$2,738
Gross realized gains	$25	$35	$88
Gross realized losses	$(2)	$(2)	$(67)

Note 9: Derivative Instruments

Overview

MBIA Corp. has entered into derivative instruments through its financial guarantee of CDS and accounts for these derivative instruments in accordance with the accounting principles for derivative and hedging activities, which requires that all such instruments be recorded on MBIA Corp.’s consolidated balance sheets at fair value. Refer to “Note 7: Fair Value of Financial Instruments” for the method of determining the fair value of derivative instruments.

MBIA Corp. has entered into derivative instruments that it viewed as an extension of its core financial guarantee business but which do not qualify for the financial guarantee scope exception and, therefore, must be recorded at fair value in MBIA Corp.’s consolidated balance sheets. MBIA Corp. insures CDS contracts, primarily referencing corporate, asset-backed, residential mortgage-backed, commercial mortgage-backed, CRE loans, and CDO securities that are intended to be held for the entire term of the contract absent a negotiated settlement with the counterparty.

Changes in the fair value of derivatives, excluding insured derivatives, are recorded each period in current earnings within “Net gains (losses) on financial instruments at fair value and foreign exchange.” Changes in the fair value of insured derivatives are recorded each period in current earnings within “Net change in fair value of insured derivatives.” The net change in the fair value of MBIA Corp.’s insured derivatives has two primary components: (i) realized gains (losses) and other settlements on insured derivatives and (ii) unrealized gains (losses) on insured derivatives. “Realized gains (losses) and other settlements on insured derivatives” include (i) premiums received and receivable on sold CDS contracts, (ii) premiums paid and payable to reinsurers in respect to CDS contracts, (iii) net amounts received or paid on reinsurance commutations, (iv) losses paid and payable to CDS contract counterparties due to the occurrence of a credit event or settlement agreement, (v) losses recovered and recoverable on purchased CDS contracts due to the occurrence of a credit event or settlement agreement and (vi) fees relating to CDS contracts. The “Unrealized gains (losses) on insured derivatives” include all other changes in fair value of the insured derivative contracts.

In certain instances, MBIA Corp. purchased or issued securities that contain embedded derivatives. In accordance with the accounting guidance for derivative instruments and hedging activities, the balance sheet location of MBIA Corp.’s embedded derivative instruments is determined by the location of the related security.

Variable Interest Entities

VIEs consolidated by MBIA Corp. have entered into derivative instruments consisting of interest rate swaps, interest rate caps and cross currency swaps. Interest rate swaps and caps are entered into to mitigate the risks associated with fluctuations in interest rates or fair values of certain contracts. Cross currency swaps are entered into to hedge the variability in cash flows resulting from fluctuations in foreign currency rates.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 9: Derivative Instruments (continued)

Credit Derivatives Sold

The following tables present information about credit derivatives sold by MBIA Corp. that were outstanding as of December 31, 2013 and 2012. Credit ratings represent the lower of underlying ratings assigned to the collateral by Moody’s, Standard & Poor’s Financial Services LLC (“S&P”) or MBIA.

$ in millions	As of December 31, 2013
		Notional Value
Credit Derivatives Sold	Weighted Average Remaining Expected Maturity	AAA	AA	A	BBB	Below Investment Grade	Total Notional	Fair Value Asset (Liability)
Insured credit default swaps	2.6 Years	$7,406	$1,972	$1,068	$7,552	$5,956	$23,954	$(1,132)
Insured swaps	20.1 Years	—	77	2,214	1,296	—	3,587	(4)
All others	28.0 Years	—	—	—	—	36	36	(15)

Total notional		$7,406	$2,049	$3,282	$8,848	$5,992	$27,577

Total fair value		$(2)	$—	$(3)	$(77)	$(1,069)		$(1,151)

$ in millions	As of December 31, 2012
		Notional Value
Credit Derivatives Sold	Weighted Average Remaining Expected Maturity	AAA	AA	A	BBB	Below Investment Grade	Total Notional	Fair Value Asset (Liability)
Insured credit default swaps	5.1 Years	$10,457	$5,862	$5,253	$11,571	$13,859	$47,002	$(2,858)
Insured swaps	20.8 Years	—	103	2,520	1,627	71	4,321	(7)
All others	1.8 Years	—	—	—	—	195	195	(68)

Total notional		$10,457	$5,965	$7,773	$13,198	$14,125	$51,518

Total fair value		$(7)	$(70)	$(72)	$(732)	$(2,052)		$(2,933)

Internal credit ratings assigned by MBIA on the underlying collateral are derived by MBIA Corp.’s surveillance group. In assigning an internal rating, current status reports from issuers and trustees, as well as publicly available transaction-specific information, are reviewed. Also, where appropriate, cash flow analyses and collateral valuations are considered. The maximum potential amount of future payments (undiscounted) on CDS contracts are estimated as the notional value plus any additional debt service costs, such as interest or other amounts owing on CDS contracts. The maximum amount of future payments that MBIA Corp. may be required to make under these guarantees as of December 31, 2013 is $24.5 billion. This amount is net of $59 million of insured derivatives ceded under reinsurance agreements in which MBIA Corp. economically hedges a portion of the credit and market risk associated with its insured derivatives and offsetting agreements with a counterparty. The maximum potential amount of future payments (undiscounted) on insured swaps are estimated as the notional value of such contracts.

MBIA Corp. may hold recourse provisions with third parties in derivative instruments through both reinsurance and subrogation rights. MBIA Corp.’s reinsurance arrangements provide that in the event MBIA Corp. pays a claim under a guarantee of a derivative contract, MBIA Corp. has the right to collect amounts from any reinsurers that have reinsured the guarantee on either a proportional or non-proportional basis, depending upon the underlying reinsurance agreement. MBIA Corp. may also have recourse through subrogation rights whereby if MBIA Corp. makes a claim payment, it may be entitled to any rights of the insured counterparty, including the right to any assets held as collateral.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 9: Derivative Instruments (continued)

Financial Statement Presentation

Insured CDSs and insured swaps are not subject to master netting agreements. VIE derivative assets and liabilities are not presented net of any master netting agreements.

As of December 31, 2013 and 2012, MBIA Corp. reported derivative assets of $4 million and $7 million, respectively, and derivative liabilities of $1.2 billion and $3.1 billion, respectively, which are shown separately on MBIA Corp.’s consolidated balance sheets. The following table presents the total fair value of MBIA Corp.’s derivative assets and liabilities by instrument and balance sheet location as of December 31, 2013:

In millions		Derivative Assets		Derivative Liabilities
Derivative Instruments	Notional Amount Outstanding	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Not designated as hedging instruments:
Insured credit default swaps	$23,954	Derivative assets	$—	Derivative liabilities	$(1,132)
Insured swaps	6,480	Derivative assets	4	Derivative liabilities	(4)
Cross currency swaps-VIE	99	Derivative assets-VIE	—	Derivative liabilities-VIE	(11)
All other	36	Derivative assets	—	Derivative liabilities	(15)
All other-VIE	280	Derivative assets-VIE	—	Derivative liabilities-VIE	—
All other-embedded	1	Derivative assets	—	Derivative liabilities	—

Total derivatives	$30,850		$4		$(1,162)

The following table presents the total fair value of MBIA Corp.’s derivative assets and liabilities by instrument and balance sheet location as of December 31, 2012:

In millions		Derivative Assets		Derivative Liabilities
Derivative Instruments	Notional Amount Outstanding	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Not designated as hedging instruments:
Insured credit default swaps	$47,320	Derivative assets	$—	Derivative liabilities	$(2,858)
Insured swaps	7,890	Derivative assets	7	Derivative liabilities	(7)
Interest rate swaps-VIE	2,728	Derivative assets-VIE	—	Derivative liabilities-VIE	(141)
Cross currency swaps-VIE	110	Derivative assets-VIE	—	Derivative liabilities-VIE	(21)
All other	195	Derivative assets	—	Derivative liabilities	(68)
All other-VIE	280	Derivative assets-VIE	—	Derivative liabilities-VIE	—

Total derivatives	$58,523		$7		$(3,095)

The following table presents the effect of derivative instruments on the consolidated statements of operations for the year ended December 31, 2013:

In millions
Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	Net Gain (Loss) Recognized in Income
Insured credit default swaps	Unrealized gains (losses) on insured derivatives	$1,725
Insured credit default swaps	Realized gains (losses) and other settlements on insured derivatives	(1,547)
Interest rate swaps-VIE	Net gains (losses) on financial instruments at fair value and foreign exchange-VIE	17
Currency swaps-VIE	Net gains (losses) on financial instruments at fair value and foreign exchange-VIE	10
All other	Unrealized gains (losses) on insured derivatives	52

Total		$257

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 9: Derivative Instruments (continued)

The following table presents the effect of derivative instruments on the consolidated statements of operations for the year ended December 31, 2012:

In millions
Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	Net Gain (Loss) Recognized in Income
Insured credit default swaps	Unrealized gains (losses) on insured derivatives	$1,847
Insured credit default swaps	Realized gains (losses) and other settlements on insured derivatives	(407)
Non-insured credit default swaps-VIE	Net gains (losses) on financial instruments at fair value and foreign exchange-VIE	(1)
Insured swaps	Unrealized gains (losses) on insured derivatives	1
Interest rate swaps-VIE	Net gains (losses) on financial instruments at fair value and foreign exchange-VIE	55
Currency swaps-VIE	Net gains (losses) on financial instruments at fair value and foreign exchange-VIE	(4)
All other	Unrealized gains (losses) on insured derivatives	22
All other-VIE	Net gains (losses) on financial instruments at fair value and foreign exchange-VIE	(1)

Total		$1,512

The following table presents the effect of derivative instruments on the consolidated statements of operations for the year ended December 31, 2011:

In millions
Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	Net Gain (Loss) Recognized in Income
Insured credit default swaps	Unrealized gains (losses) on insured derivatives	$(261)
Insured credit default swaps	Realized gains (losses) and other settlements on insured derivatives	(2,372)
Non-insured credit default swaps-VIE	Net gains (losses) on financial instruments at fair value and foreign exchange-VIE	153
Interest rate swaps-VIE	Net gains (losses) on financial instruments at fair value and foreign exchange-VIE	52
Currency swaps-VIE	Net gains (losses) on financial instruments at fair value and foreign exchange-VIE	(3)
All other	Unrealized gains (losses) on insured derivatives	(53)
All other-VIE	Net gains (losses) on financial instruments at fair value and foreign exchange-VIE	(8)

Total		$(2,492)

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 10: Debt

Long-Term Debt

On January 16, 2008, MBIA Corp. issued $1.0 billion of 14% fixed-to-floating rate surplus notes due January 15, 2033. As of December 31, 2013 and 2012, the par amount outstanding was $953 million. As of December 31, 2013 and 2012, accrued interest related to these surplus notes was $172 million and $61 million, respectively. The surplus notes have an initial interest rate of 14% until January 15, 2013 and thereafter have an interest rate of three-month LIBOR plus 11.26%. Interest and principal payments on the surplus notes are subject to prior approval by the Superintendent of the NYSDFS. From the January 15, 2013 interest payment to the present, MBIA Corp.’s requests for approval of the note interest payments have been denied by the NYSDFS. MBIA Corp. provided notice to the Fiscal Agent that it has not made a scheduled interest payment. The deferred interest payment will become due on the first business day on or after which MBIA Corp. obtains approval to make such payment. No interest will accrue on the deferred interest. The surplus notes were callable at par at the option of MBIA Corp. on the fifth anniversary of the date of issuance, and are callable at par on January 15, 2018 and every fifth anniversary thereafter and are callable on any other date at par plus a make-whole amount, subject to prior approval by the Superintendent and other restrictions. The cash received from the issuance of surplus notes was used for general business purposes and the deferred debt issuance costs are being amortized over the term of the surplus notes. To date, MBIA Corp. has repurchased a total of $47 million par value outstanding of its surplus notes at a weighted average price of $77.08.

National Secured Loan

In December 2011, MBIA Insurance Corporation entered into a secured loan with an affiliate, National, who provided the $1.1 billion National Secured Loan to MBIA Insurance Corporation in order to enable MBIA Insurance Corporation to fund settlements and commutations of its insurance policies. This loan was approved by the NYSDFS as well as by the boards of directors of MBIA Inc., MBIA Insurance Corporation and National. The National Secured Loan had a fixed annual interest rate of 7% and a maturity date of December 2016. MBIA Insurance Corporation had the option to defer payments of interest when due by capitalizing interest amounts to the loan balance, subject to the collateral value exceeding certain thresholds. MBIA Insurance Corporation elected to defer the interest payments due under the loan. MBIA Insurance Corporation’s obligation to repay the loan was secured by a pledge of collateral having an estimated value in excess of the notional amount of the loan as of December 31, 2012, which collateral comprised the following future receivables of MBIA Insurance Corporation: (i) its right to receive put-back recoveries related to ineligible mortgage loans included in its insured second-lien RMBS transactions; (ii) future recoveries on defaulted insured second-lien RMBS transactions resulting from expected excess spread generated by performing loans in such transactions; and (iii) future installment premiums. During the twelve months ended December 31, 2012, MBIA Insurance Corporation borrowed an additional $443 million under the National Secured Loan with the approval of the NYSDFS at the same terms as the original loan to fund additional commutations of its insurance policies.

In connection with the BofA Settlement Agreement, in May 2013, MBIA Insurance Corporation repaid the National Secured Loan and extinguished the agreement. As of December 31, 2012, the outstanding principal amount and accrued interest under this loan was $1.7 billion and $29 million, respectively.

Blue Ridge Secured Loan

In connection with the BofA Settlement Agreement in May of 2013, MBIA Insurance Corporation and Blue Ridge entered into the Blue Ridge Secured Loan, pursuant to which Blue Ridge agreed to make revolving loans to MBIA Insurance Corporation in an aggregate amount of up to $500 million. During 2013, MBIA Insurance Corporation borrowed $70 million under this facility. MBIA Insurance Corporation used approximately $72 million of the proceeds from the sale of the Claims against the bankruptcy estates of ResCap to repay all outstanding borrowings plus accrued interest and related expenses under the Blue Ridge Secured Loan. In addition, the Blue Ridge Secured Loan was terminated as a result of the sale of the ResCap Claims since the aggregate proceeds of the sale exceeded the Blue Ridge Secured Loan commitment amount, which was reduced to zero under the terms of the facility.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 10: Debt (continued)

Borrowings under the Blue Ridge Secured Loan had a variable interest rate, at MBIA Insurance Corporation’s option based on either: (i) the adjusted LIBOR plus an applicable margin (“LIBOR Loans”), or (ii) the highest between (a) Bank of America’s prime rate and (b) the sum of the federal funds effective rate plus 0.5% and (c) the adjusted LIBOR plus 1.00%, plus an applicable margin (“Base Rate Loans”). The applicable margin for the LIBOR Loans and the Base Rate Loans is 7.50% and 6.50%, respectively. With respect to any available but undrawn amounts under the Blue Ridge Secured Loan, MBIA Insurance Corporation was obligated to pay a commitment fee on such undrawn amounts of 2.00% per annum. The amount of the commitment fee and interest expense for the year ended December 31, 2013 was $7 million.

Surplus Notes

The aggregate maturity of MBIA Corp.’s one long-term debt obligation, excluding accrued interest, as of December 31, 2013 for each of the next five years and thereafter commencing in 2014 was:

In millions	2014	2015	2016	2017	2018	Thereafter	Total
14% Surplus Notes due 2033(1)	$—	$—	$—	$—	$953	$—	$953

(1)—Callable on January 15, 2018 and every fifth anniversary thereafter at 100.00.

Debt of Consolidated Variable Interest Entities

Variable Interest Entity Notes

VIE notes are variable interest rate debt instruments that were issued primarily in U.S. dollars by consolidated VIEs. VIE notes consist of debt instruments issued by issuer-sponsored consolidated VIEs collateralized by assets held by those consolidated VIEs, and are non-recourse to the general credit of MBIA Corp. As of December 31, 2013, VIE notes totaled $5.2 billion. VIE notes of issuer-sponsored consolidated VIEs by maturity are as follows:

In millions	Principal Amount(1)
Maturity date:
2014	$349
2015	408
2016	301
2017	365
2018	362
Thereafter	3,446

Total	$5,231

(1)—Includes $2.4 billion of VIE notes accounted for at fair value as of December 31, 2013.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 11: Income Taxes

The provision (benefit) for income taxes on income and shareholders’ equity consisted of:

	Years Ended December 31,
In millions	2013	2012	2011
Current taxes:
Federal	$—	$(19)	$1
Foreign	3	(6)	15
Deferred taxes:
Federal	108	444	(813)
Foreign	(7)	5	(18)

Provision (benefit) for income taxes	104	424	(815)

Income taxes charged (credited) to shareholders’ equity related to:
Change in unrealized gains and losses on investments	(6)	18	(9)
Change in foreign currency translation	1	(3)	—
Exercise of stock options and vested restricted stock	2	6	3

Total income taxes charged (credited) to shareholders’ equity	(3)	21	(6)

Total effect of income taxes	$101	$445	$(821)

A reconciliation of the U.S. federal statutory tax rate of 35% to MBIA Corp.’s effective income tax rate for the years ended December 31, 2013, 2012 and 2011 is presented in the following table:

	Years Ended December 31,
	2013	2012	2011
Federal income tax computed at the statutory rate	35.0%	35.0%	35.0%
Increase (reduction) in taxes resulting from:
Valuation allowance	(17.1)%	0.0%	(1.5)%
Foreign taxes	0.3%	(1.6)%	0.0%
Out of period adjustment	0.0%	(1.1)%	0.0%
Basis difference in foreign subsidiary	16.1%	0.0%	0.0%
Other	1.0%	0.0%	(0.1)%

Effective tax rate	35.3%	32.3%	33.4%

Deferred Tax Asset, Net of Valuation Allowance

MBIA Corp. recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on tax assets and liabilities is recognized in income in the period that includes the enactment date.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 11: Income Taxes (continued)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31, 2013 and 2012 are presented in the following table:

	As of December 31,
In millions	2013	2012
Deferred tax liabilities:
Unearned premium revenue	$183	$204
Salvage and subrogation	23	—
Deferred acquisition costs	141	174

Total gross deferred tax liabilities	347	378

Deferred tax assets:
Net operating loss and tax credit carryforwards	755	244
Capital loss carryforward and other-than-temporary impairments	43	60
Net unrealized losses on insured derivatives	357	902
Net deferred taxes on VIEs	38	44
Loss and loss adjustment expense reserves	31	108
Deferred commissions	208	246
Other	57	67

Total gross deferred tax assets	1,489	1,671

Valuation allowance	3	54

Net deferred tax asset	$1,139	$1,239

MBIA Corp. establishes a valuation allowance against its deferred tax asset when it is more likely than not that all or a portion of the deferred tax asset will not be realized. All evidence, both positive and negative, needs to be identified and considered in making the determination. Future realization of the existing deferred tax asset ultimately depends, in part, on the existence of sufficient taxable income of appropriate character (for example, ordinary income versus capital gains) within the carryforward period available under the tax law.

As of December 31, 2013, MBIA Corp. reported a net deferred tax asset of $1.1 billion. The $1.1 billion net deferred tax asset is net of a $3 million valuation allowance. As of December 31, 2013, MBIA Corp. had a valuation allowance against a portion of the deferred tax asset related to losses from asset impairments. The December 31, 2013 valuation allowance reflects a decrease of $51 million from the December 31, 2012 valuation allowance of $54 million. The decrease in the valuation allowance for the year ended December 31, 2013 was primarily due to the generation of capital gain income for the MBIA consolidated tax return.

Out-of-Period Adjustment

During the fourth quarter of 2012, MBIA Corp. completed a balance sheet focused analysis to enhance efficiency and accuracy with its deferred income tax balances, and as a result, identified errors to the current and deferred income tax balances. MBIA Corp. evaluated the materiality of these errors in accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,” and concluded that these errors, individually and in the aggregate, were immaterial to the year ended December 31, 2012 and all prior periods to which these errors relate. Accordingly, MBIA Corp. recorded these adjustments in its consolidated financial statements as of and for the year ended December 31, 2012 by decreasing the “Deferred income taxes, net” by $8 million, decreasing “Accumulated other comprehensive income (loss)” by $6 million, increasing “Current income taxes” by $17 million and increasing “Net income (loss)” by $15 million. For the year ended December 31, 2011 this adjustment would have increased “Net income (loss)” by $16 million.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 11: Income Taxes (continued)

Accounting for Uncertainty in Income Taxes

MBIA Corp.’s policy is to record and disclose any change in unrecognized tax benefit and related interest and/or penalties to income tax in the consolidated statements of operations. As of December 31, 2013 and 2012, MBIA Corp. did not have any uncertain tax positions and corresponding interest or penalties.

In millions
Unrecognized tax benefit as of January 1, 2011	$1
Reduction of UTB as a result of the applicable statute of limitation	—

Unrecognized tax benefit as of December 31, 2011	1
Decrease in the UTB related to settlements with taxing authorities	(1)

Unrecognized tax benefit as of December 31, 2012	—
No change	—

Unrecognized tax benefit as of December 31, 2013	$—

MBIA Corp.’s major tax jurisdictions include the U.S. and U.K. MBIA and its U.S. subsidiaries file a U.S. consolidated federal income tax return.

In 2013, the Internal Revenue Service contacted MBIA and discussed whether it will examine the 2011 consolidated return of MBIA Inc. and its subsidiaries. To date no formal examination has been initiated.

The U.K. tax authorities are currently auditing tax years 2005 through 2011. On June 5, 2013, MBIA Corp. met with the HM Revenue and Customs (“HMRC”). During the third and fourth quarters of 2013, MBIA Corp. sent HMRC additional information supporting its position. Currently, discussions with HMRC are ongoing and a resolution has not been reached.

As of December 31, 2013, MBIA Corp.’s net operating loss is approximately $2.1 billion which will expire between tax years 2031-2032. As of December 31, 2013, MBIA Corp.’s capital loss carryforward is approximately $113 million which will expire in tax year 2018. As a result of the commutation of CMBS exposure that occurred subsequent to December 31, 2013, MBIA Corp.’s net operating loss will increase from December 31, 2013.

Tax Sharing Arrangement

MBIA Corp. files its U.S. Corporation Income Tax Return as a member of the MBIA Inc. consolidated group and participates in a tax sharing agreement between MBIA Inc. and its subsidiaries under which MBIA Corp. is allocated its share of consolidated tax liability or benefit on a separate, stand-alone basis under the agreement.

As of December 31, 2013, MBIA Corp. has not made tax payments under this tax sharing agreement for 2013 and 2012. If tax payments had been made, all funds would have been placed in escrow by MBIA Inc. and would remain in escrow until the expiration of a two-year carryback period which would allow MBIA Corp. to carryback a separate company tax loss and recover all or a portion of the escrowed funds.

As of December 31, 2013, MBIA Corp. has not received any payment with respect to tax losses contributed to the consolidated group. In accordance with the tax sharing agreement between MBIA Inc. and MBIA Corp., MBIA Corp. will receive benefits of its losses and credits as it is able to earn them out in the future. In addition, MBIA Inc. has advised MBIA Corp. that based on current facts and circumstances, its intention is not to allow any net operating loss, capital loss or tax credit carryforward generated by MBIA Corp. to expire without compensation, to the extent such carrforward is used in consolidation. Such intention is independent of the tax sharing agreement which does not require such compensation.

Treatment of Undistributed Earnings of Certain Foreign Subsidiaries – “Accounting for Income Taxes – Special Areas”

In the fourth quarter of 2013, U.S. deferred income taxes were provided on the differences in the book and tax basis in MBIA Corp.’s carrying value of MBIA UK Insurance Limited and certain other entities since MBIA Corp. no longer intends to permanently reinvest these earnings. The impact is reflected in MBIA Corp.’s 2013 provision.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 12: Insurance in Force

MBIA Corp. guarantees the payment of principal of, and interest or other amounts owing on, municipal, asset-backed, mortgage-backed and other non-municipal securities. Additionally, MBIA Corp. has insured CDS primarily on pools of collateral, which it previously considered part of its core financial guarantee business. The pools of collateral are made up of corporate obligations, but also include commercial and residential mortgage-backed securities-related assets. MBIA Corp.’s insurance in force represents the aggregate amount of the insured principal of, and interest or other amounts owing on insured obligations. MBIA Corp.’s ultimate exposure to credit loss in the event of nonperformance by the issuer of the insured obligation is represented by the insurance in force in the tables that follow.

The financial guarantees issued by MBIA Corp. provide unconditional and irrevocable guarantees of the payment of the principal, and interest or other amounts owing on, insured obligations when due. The obligations are generally not subject to acceleration, except that MBIA Corp. may have the right, at its discretion, to accelerate insured obligations upon default or otherwise. Certain guaranteed investment contracts written by MBIA Inc. and guaranteed by MBIA Corp. are terminable based upon the credit ratings downgrades of MBIA Corp., and if MBIA Inc. were to have insufficient assets to pay the termination payments, MBIA Corp.’s insurance coverage would be drawn on to make such payments. These amounts have been excluded in the tables that follow.

The creditworthiness of each insured obligation is evaluated prior to the issuance of insurance, and each insured obligation must comply with MBIA Corp.’s underwriting guidelines. Further, the payments to be made by the issuer on the bonds or notes may be backed by a pledge of revenues, reserve funds, letters of credit, investment contracts or collateral in the form of mortgages or other assets. The right to such funds or collateral would typically become MBIA Corp.’s upon the payment of a claim by MBIA Corp.

MBIA Corp. maintains underwriting guidelines based on those aspects of credit quality that it deems important for each category of obligation considered for insurance.

In February 2009, MBIA Corp. entered into a quota share reinsurance agreement effective January 1, 2009 pursuant to which MBIA Corp. ceded all of its U.S. public finance exposure to National. The reinsurance enables covered policyholders and certain ceding reinsurers to make claims for payment directly against National in accordance with the terms of the cut-through provisions of the reinsurance agreement. As of December 31, 2013, the aggregate amount of insurance in force ceded by MBIA Corp. to National under the above reinsurance agreement was $296.6 billion. As a result of the cut-through provision of the above reinsurance agreement, amounts related to U.S. public finance have been excluded from the following tables and disclosures.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 12: Insurance in Force (continued)

As of December 31, 2013, insurance in force, which represents principal and interest or other amounts owing on insured obligations, had an expected maturity range of 1 to 44 years. The distribution of insurance in force by geographic location, excluding $3.5 billion and $4.8 billion relating to transactions guaranteed by MBIA Corp. on behalf of various investment management services affiliated companies as of December 31, 2013 and 2012, respectively, is presented in the following table:

	As of December 31,
In billions	2013		2012
Geographic Location	Insurance in Force	% of Insurance in Force	Insurance in Force	% of Insurance in Force
United States	$47.0	43.3%	$73.4	49.5%
United Kingdom	26.3	24.2%	26.7	18.0%
Australia	6.3	5.8%	8.0	5.4%
Chile	3.9	3.6%	4.2	2.8%
Canada	2.6	2.4%	2.9	2.0%
Mexico	2.4	2.2%	2.7	1.8%
France	2.4	2.2%	2.5	1.7%
Spain	1.3	1.2%	1.5	1.0%
New Zealand	0.7	0.6%	0.7	0.5%
Portugal	0.5	0.5%	0.7	0.5%

Subtotal	93.4	86.0%	123.3	83.2%
Internationally diversified	12.8	11.8%	18.9	12.8%
Other country specific	2.4	2.2%	6.0	4.0%

Total	$108.6	100.0%	$148.2	100.0%

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 12: Insurance in Force (continued)

The insurance in force by bond type, excluding $3.5 billion and $4.8 billion relating to transactions guaranteed by MBIA Corp. on behalf of various investment management services affiliated companies as of December 31, 2013 and 2012, respectively, is presented in the following table:

	As of December 31,
In billions	2013		2012
Bond type	Insurance in Force	% of Insurance in Force	Insurance in Force	% of Insurance in Force
Global public finance—non-United States:
International utilities	$15.9	14.6%	$16.2	11.0%
Sovereign-related and sub-sovereign(1)	17.3	15.9%	18.4	12.4%
Transportation	12.2	11.3%	14.2	9.6%
Local governments(2)	0.4	0.4%	0.5	0.3%
Health care	0.0	0.0%	0.1	0.0%
Tax-backed	0.2	0.2%	0.2	0.1%

Total non-United States	46.0	42.4%	49.6	33.4%

Global structured finance:
Collateralized debt obligations(3)	31.7	29.1%	57.6	38.9%
Mortgage-backed residential	12.4	11.4%	17.1	11.5%
Mortgage-backed commercial	1.6	1.5%	3.8	2.5%
Consumer asset-backed:
Student loans	1.1	1.0%	1.2	0.8%
Manufactured housing	1.7	1.6%	2.0	1.3%
Other consumer asset-backed	0.0	0.0%	0.1	0.1%
Corporate asset-backed:
Operating assets:
Aircraft portfolio lease securitizations	1.8	1.7%	2.5	1.7%
Secured airline equipment securitization (EETC)	1.8	1.7%	2.4	1.7%
Other operating assets	0.2	0.1%	0.5	0.4%
Structured insurance securitizations	5.5	5.1%	6.1	4.1%
Franchise assets	0.8	0.7%	0.9	0.6%
Future flow	0.1	0.1%	0.2	0.2%
Other corporate asset-backed	3.9	3.6%	4.2	2.8%

Total global structured finance	62.6	57.6%	98.6	66.6%

Total	$108.6	100.0%	$148.2	100.0%

(1)—Includes regions, departments or their equivalent in each jurisdiction as well as sovereign-owned entities that are supported by a sovereign state, region or department.

(2)—Includes municipal-owned entities backed by sponsoring local government.

(3)—Includes transactions (represented by structured pools of primarily investment grade corporate credit risks or CRE assets) that do not include typical CDO structuring characteristics, such as tranched credit risk, cash flow waterfalls, or interest and over-collateralization coverage tests.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 12: Insurance in Force (continued)

MBIA Corp. has entered into certain guarantees of derivative contracts, included in the preceding tables, which are accounted for as derivative instruments. MBIA Corp. generally guarantees the timely payment of principal and interest related to these derivatives upon the occurrence of a credit event with respect to a referenced obligation. The maximum amount of future payments that MBIA Corp. may be required to make under these guarantees is $25.0 billion. MBIA Corp.’s guarantees of derivative contracts have a legal maximum maturity range of 1 to 69 years. A small number of insured credit derivative contracts have long-dated maturities, which comprise the longest maturity dates of the underlying collateral. However, the expected maturities of such contracts are much shorter due to amortization and prepayments in the underlying collateral pools. The fair values of these guarantees as of December 31, 2013 and 2012 are recorded on the consolidated balance sheets as derivative assets and liabilities, representing gross gains and losses, of $4 million and $1.2 billion, and $7 million and $2.9 billion, respectively.

Investment agreement contracts and MTNs issued by MBIA Inc. and certain of its subsidiaries are insured by MBIA Corp. and are not included in the previous tables. If MBIA Inc. or these subsidiaries were to have insufficient assets to pay amounts due, MBIA Corp. would make such payments under its insurance policies. As of December 31, 2013, the maximum amount of future payments that MBIA Corp. could be required to make under these guarantees is $3.5 billion. These guarantees, which have a maximum maturity range of 1 to 29 years, were entered into on an arm’s length basis. MBIA Corp. has both direct recourse provisions and subrogation rights in these transactions. If MBIA Corp. is required to make a payment under any of these affiliate guarantees, it would have the right to seek reimbursement from such affiliate and to liquidate any collateral to recover amounts paid under the guarantee.

Reinsured Exposure

Reinsurance enables MBIA Corp. to cede exposure for purposes of syndicating risk and increasing its capacity to write new business while complying with its single risk and credit guidelines. When a reinsurer is downgraded by one or more of the rating agencies, less capital credit is given to MBIA Corp. under rating agency models and the overall value of the reinsurance to MBIA Corp. is reduced. MBIA Corp. generally retains the right to reassume the business ceded to reinsurers under certain circumstances, including a reinsurer’s rating downgrade below specified thresholds. As of December 31, 2013, MBIA Corp.’s use of reinsurance was immaterial to the insurance operations and MBIA Corp. expects that it will continue to be immaterial in the future.

MBIA Corp. requires certain unauthorized reinsurers to maintain bank letters of credit or establish trust accounts to cover liabilities ceded to such reinsurers under reinsurance contracts. As of December 31, 2013, the total amount available under these letters of credit and trust arrangements was $7 million. MBIA Corp. remains liable on a primary basis for all reinsured risk, and although MBIA Corp. believes that its reinsurers remain capable of meeting their obligations, there can be no assurance of such in the future.

As of December 31, 2013, the aggregate amount of insured par outstanding ceded by MBIA Corp. to third-party reinsurers under reinsurance agreements was $2.9 billion, compared with $3.4 billion as of December 31, 2012. The aggregate amount of insurance in force ceded by MBIA Corp. to third-party reinsurers under reinsurance agreements was $5.2 billion and $6.0 billion as of December 31, 2013 and 2012, respectively.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 12: Insurance in Force (continued)

The following table presents information about MBIA Corp.’s reinsurance agreements as of December 31, 2013:

In millions
Reinsurers	Standard & Poor’s Rating (Status)	Moody’s Rating (Status)	Ceded Par Outstanding	Letters of Credit/Trust Accounts	Reinsurance Recoverable(1)
Assured Guaranty Corp.	AA- (Stable Outlook)	A3 (Stable Outlook)	$2,041	$—	$8
Assured Guaranty Re Ltd.	AA- (Stable Outlook)	Baa1 (Stable Outlook)	406	5	—
Overseas Private Investment Corporation	AA+ (Stable Outlook)	Aaa (Stable Outlook)	324	—	—
Others	A+ or above	A2 or above	96	2	—

Total			$2,867	$7	$8

(1)—Total reinsurance recoverable is primarily related to recoverables on unpaid losses.

Premium Summary

The components of financial guarantee net premiums earned, including premiums assumed from and ceded to other companies, are presented in the following table:

	Years ended December 31,
In millions	2013	2012	2011
Net premiums earned:
Direct	$373	$494	$513
Assumed	2	2	2

Gross	375	496	515
Ceded	(228)	(300)	(255)

Net	$147	$196	$260

For the years ended December 31, 2013, 2012 and 2011, recoveries received on claims for financial guarantee policies under reinsurance contracts totaled $54 million, $131 million and $155 million, respectively. Ceding commissions from reinsurance, before deferrals and net of returned ceding commissions, were revenue of $5 million and $7 million and expense of $25 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Note 13: Insurance Regulations and Dividends

MBIA Corp. is subject to insurance regulations and supervision of the State of New York (their state of incorporation) and all U.S. and non-U.S. jurisdictions in which it is licensed to conduct insurance business. In order to maintain its New York State financial guarantee insurance license, MBIA Insurance Corporation is required to maintain a minimum of $65 million of policyholders’ surplus. MBIA UK Insurance Limited is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. The extent of insurance regulation and supervision varies by jurisdiction, but New York and most other jurisdictions have laws and regulations prescribing minimum standards of solvency and business conduct, which must be maintained by insurance companies. Among other things, these laws prescribe permitted classes and concentrations of investments and limit both the aggregate and individual securities risks that MBIA Corp. may insure on a net basis based on the type of obligations insured. In addition, some insurance laws and regulations require the approval or filing of policy forms and rates. MBIA Corp. is required to file detailed annual financial statements with the NYSDFS and similar supervisory agencies in other jurisdictions in which it is licensed. The operations and accounts of MBIA Corp. are subject to examination by regulatory agencies at regular intervals.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 13: Insurance Regulations and Dividends (continued)

The NYIL regulates the payment of dividends by financial guarantee insurance companies and provides that such companies may not declare or distribute dividends except out of statutory earned surplus. Under the NYIL, the sum of (i) the amount of dividends declared or distributed during the preceding 12-month period and (ii) the dividend to be declared may not exceed the lesser of (a) 10% of policyholders’ surplus, as reported in the latest statutory financial statements and (b) 100% of adjusted net investment income for such 12-month period (the net investment income for such 12-month period plus the excess, if any, of net investment income over dividends declared or distributed during the two-year period preceding such 12-month period), unless the Superintendent of the NYSDFS approves a greater dividend distribution based upon a finding that the insurer will retain sufficient surplus to support its obligations.

In 2013, MBIA Corp. did not declare or pay any dividends to MBIA Inc. or the holders of its preferred stock. MBIA Corp. is currently unable to pay dividends, including those related to its preferred stock, as a result of its earned surplus deficit as of December 31, 2013 and is not expected to have any statutory capacity to pay any dividends in the near term. In connection with MBIA Corp. obtaining approval from the NYSDFS to release excessive contingency reserves as of September 30, 2011, December 31, 2011 and March 31, 2012, as described below, MBIA Corp. agreed that it would not pay any dividends without prior approval from the NYSDFS.

As a result of the establishment of National, MBIA Corp. exceeded, as of the closing date, certain single and aggregate risk limits under the NYIL. MBIA Corp. obtained waivers from the NYSDFS of such limits. In connection with the waivers, MBIA Corp. submitted a plan to the NYSDFS to achieve compliance with the applicable regulatory limits. Under the plan, MBIA Corp. agreed not to write new financial guarantee insurance for certain issuers, and in certain categories of business, until it was in compliance with the single and aggregate risk limits and agreed to take commercially reasonable steps, including considering reinsurance, the addition of capital and other risk mitigation strategies, in order to comply with the regulatory single and aggregate risk limits. As a condition to granting the waiver, the NYSDFS required that, in addition to complying with these plans, upon written notice from the NYSDFS, MBIA Corp. would cease writing new financial guarantee insurance if it were not in compliance with the risk limitation requirements by December 31, 2009.

As of December 31, 2013, MBIA Corp. exceeded its aggregate risk limits under the NYIL by $233 million. MBIA Corp. notified the NYSDFS of the overage and submitted a plan to achieve compliance with the limits in accordance with the NYIL. If MBIA Corp. is not in compliance with its aggregate risk limits, the NYSDFS may prevent MBIA Corp. from transacting any new financial guarantee insurance business until it no longer exceeds the limitations. During 2012, MBIA Corp. exceeded its aggregate risk limits. In 2013 and 2012, MBIA Corp. reported additional overages to the NYSDFS with respect to its single risk limits due to changes in its statutory capital.

Under the NYIL, MBIA Corp. is also required to establish a contingency reserve to provide protection to policyholders in the event of extreme losses in adverse economic events. The amount of the reserve is based on the percentage of principal insured or premiums earned, depending on the type of obligation (net of collateral, reinsurance, refunding, refinancing and certain insured securities). Under the NYIL, MBIA Corp. is required to invest its minimum surplus and contingency reserves, and 50% of its loss reserves and unearned premium reserves, in certain qualifying assets. Reductions in the contingency reserve may be recognized based on excess reserves and under certain stipulated conditions, subject to the approval of the Superintendent of the NYSDFS.

Prior to September 30, 2012, MBIA Corp. released to surplus an aggregate of $1.1 billion of contingency reserves pursuant to approvals granted by the NYSDFS in accordance with the NYIL during 2011 and 2012. Absent these releases MBIA Corp. would have had deficits of qualifying assets to meet its contingency reserve requirements. While MBIA Insurance Corporation currently satisfies its contingency reserve requirement, it had a deficit of qualifying assets required to support its contingency reserves as of September 30, 2013. The deficit was caused by the sale of liquid assets in order to make claim payments and the failure of certain RMBS sellers/servicers to honor their contractual obligations to repurchase ineligible mortgage loans from securitizations MBIA Corp. insured. The deficit was reversed when MBIA Insurance Corporation sold its ResCap recovery, but may occur again in the future as it depletes qualifying assets to make claims and commutation payments.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 13: Insurance Regulations and Dividends (continued)

As of December 31, 2013, MBIA Insurance Corporation’s policyholders’ surplus was negatively impacted by $129 million because under NYIL it was not permitted to treat as an admitted asset the portion of its investment in subsidiaries in excess of the greater of 50% of policyholders’ surplus or 60% of surplus. This overage was caused by a decrease in MBIA Insurance Corporation’s policyholders’ surplus due to additional insured losses during 2013. MBIA Insurance Corporation’s policyholders’ surplus may be further negatively impacted if future additional insured losses are incurred and the percentage of its assets invested in subsidiaries continues to increase.

Note 14: Statutory Accounting Practices

The financial statements have been prepared on a GAAP basis, which differs in certain respects from the statutory accounting practices prescribed or permitted by the insurance regulatory authorities of MBIA Corp. Statutory accounting practices differ from GAAP in the following respects:

•

upfront premiums are earned on a U.S. STAT basis proportionate to the scheduled periodic maturity of principal and payment of interest to the original total principal and interest insured. Additionally, under U.S. STAT, installment premiums are earned on a straight-line basis over each installment period generally one year or less. Under GAAP, MBIA Corp. recognizes and measures premium revenue over the period of the contract in proportion to the amount of insurance protection provided. Upfront and installment premium revenue is measured by applying a constant rate to the insured principal amount outstanding in a given period to recognize a proportionate share of the premium received or expected to be received on a financial guarantee insurance contract. Additionally, under GAAP, installment premiums receivable are recorded at the present value of the premiums due or expected to be collected over the period of the insurance contract using a discount rate which reflects the risk-free rate at the inception of the contract;

•	acquisition costs are charged to operations as incurred rather than deferred and amortized as the related premiums are earned;

•	fixed-maturity investments are generally reported at amortized cost rather than fair value;

•	surplus notes are recorded as a component of policyholders surplus, while under GAAP, surplus notes are treated as a long-term debt obligation;

•	a contingency reserve is computed on the basis of statutory requirements, and is not permitted under GAAP;

•

reserves for losses and LAE for financial guarantee and insured derivatives are established at present value for specific insured issues that are identified as currently or likely to be in default, net of insurance loss recoverables. Incurred losses and LAE are discounted by applying a discount rate equal to the yield-to-maturity of MBIA Corp.’s fixed-income portfolio, excluding cash and cash equivalents and other investments not intended to defease long-term liabilities. Under GAAP, a claim liability (loss reserve) is recognized for financial guarantees on a contract-by-contract basis when the present value of expected net cash outflows to be paid under the contract using a risk-free rate as of the measurement date exceeds the unearned premium revenue and is shown gross of insurance loss recoverables on paid losses which are reported as an asset;

•

guarantees of derivatives are not recorded at fair value, while under GAAP, guarantees that do not qualify for the financial guarantee scope exception under accounting principles for derivative instruments and hedging activities are recorded at fair value;

•

changes in net deferred income taxes are recognized as a separate component of gains and losses in surplus. Under GAAP, changes in MBIA Corp.’s net deferred income tax balances are either recognized as a component of net income or other comprehensive income depending on how the underlying pre-tax impact is reflected;

•	VIEs are not consolidated by the primary beneficiary under statutory requirements; and

•	certain assets designated as “non-admitted assets” are charged directly against surplus but are reflected as assets under GAAP.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 14: Statutory Accounting Practices (continued)

The net loss for MBIA Corp. determined in accordance with statutory accounting practices for the years ended December 31, 2013, 2012 and 2011 was $494 million, $843 million, and $477 million, respectively. Statutory policyholders’ surplus of MBIA Corp. determined in accordance with statutory accounting practices as of December 31, 2013 and 2012 was $403 million and $965 million, respectively. In order to maintain its New York State financial guarantee insurance license, MBIA Corp. is required to maintain a minimum of $65 million of policyholders’ surplus.

The following is a reconciliation of the consolidated shareholders’ equity of MBIA Corp., presented on a GAAP basis, to the statutory policyholders’ surplus of MBIA Corp. and its subsidiaries:

	As of December 31,
In millions	2013	2012
MBIA Corp’s GAAP shareholders’ equity	$723	$539
Premium revenue recognition (financial guarantee)	(206)	(239)
Deferral of acquisition costs, net of ceding commission	(87)	(106)
Investments, including unrealized gains (losses)	(263)	(459)
Surplus notes	1,125	1,014
Contingency reserve	(422)	(493)
Loss reserves	(455)	(1,138)
Income tax liabilities, net	(1,110)	(1,182)
Derivative assets and liabilities	1,148	2,932
VIE assets and liabilities, net	75	109
Non-admitted assets and other items	(125)	(12)

Statutory policyholders’ surplus	$403	$965

The statutory financial statements of MBIA Corp. are presented on the basis of accounting practices prescribed or permitted by the National Association of Insurance Commissioners Accounting Practices and Procedures Manual in its entirety subject to any conflicts with state regulations, or where the state statutes or regulations are silent.

Note 15: Employee Benefits

MBIA Corp. participates in MBIA Inc.’s pension plan, which covers substantially all employees. The pension plan is a qualified non-contributory defined contribution pension plan to which MBIA Corp. contributes 10% of each eligible employee’s annual compensation. Annual compensation for determining such contributions consists of base salary, bonus and commissions, as applicable. Pension benefits vest over a five-year period with 20% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years. MBIA Corp. funds the annual pension contribution by the following February of each applicable year. Pension expense related to the qualified pension plan for the years ended December 31, 2013, 2012 and 2011 was $1 million for each applicable year.

MBIA Inc. also maintains a qualified profit sharing/401(k) plan in which MBIA Corp. participates. The plan is a voluntary contributory plan that allows eligible employees to defer compensation for federal income tax purposes under Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute, through payroll deductions, up to 25% of eligible compensation. MBIA Corp. matches employee contributions up to the first 5% of such compensation. The 401(k) matching contributions are made in the form of cash, whereby participants may direct the match to an investment of their choice. MBIA Corp.’s contributions vest over a five-year period with 20% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years. Generally, a participating employee is entitled to distributions from the plan upon termination of employment, retirement, death or disability. Participants who qualify for distribution may receive a single lump sum, transfer the assets to another qualified plan or individual retirement account, or receive a series of specified installment payments. Profit sharing/401(k) expense related to the qualified profit sharing/401(k) plan for the years ended December 31, 2013, 2012 and 2011 was $142 thousand, $154 thousand and $947 thousand, respectively.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 15: Employee Benefits (continued)

In addition to the above two plans, MBIA Corp. also participates in MBIA Inc.’s non-qualified deferred compensation plan. Contributions to the above qualified plans that exceed limitations established by federal regulations are then contributed to the non-qualified deferred compensation plan. The non-qualified pension expense for the years ended December 31, 2013, 2012 and 2011 was $607 thousand, $476 thousand and $678 thousand, respectively. The non-qualified profit sharing/401(k) expense for the year ended December 31, 2013 was immaterial. For years ended December 31, 2012 and 2011, the non-qualified profit sharing/401(k) expense was $284 thousand and $157 thousand, respectively.

MBIA Corp. participates in the MBIA Inc. 2005 Omnibus Incentive Plan (the “Omnibus Plan”). The Omnibus Plan may grant any type of an award including stock options, performance shares, performance units, restricted stock, restricted stock units and dividend equivalents. Following the effective date of the Omnibus Plan, no new options or awards were granted under any of the prior plans authorized by the MBIA Inc. shareholders.

The stock option component of the Omnibus Plan enables key employees to acquire shares of MBIA Inc. common stock. The stock option grants, which may be awarded every year, provide the right to purchase shares of MBIA Inc. common stock at the fair value of the stock on the date of the grant. Options granted will either be Incentive Stock Options (“ISOs”), where they qualify under Section 422(a) of the Internal Revenue Code, or Non-Qualified Stock Options (“NQSOs”). ISOs and NQSOs are granted at a price not less than 100% of the fair value, defined as the closing price on the grant date, of MBIA Inc. common stock. Options are exercisable as specified at the time of grant depending on the level of the recipient (generally four or five years) and expire either seven or ten years from the date of grant (or shorter if specified or following termination of employment).

Under the restricted stock component of the Omnibus Plan, certain employees are granted restricted shares of MBIA Inc.’s common stock. These awards have a restriction period lasting three to five years depending on the type of award, after which time the awards fully vest. During the vesting period these shares may not be sold. Restricted stock may be granted to all employees.

In accordance with the accounting guidance for share-based payments, MBIA Inc. expenses the fair value of employee stock options and other forms of stock-based compensation. In addition, the guidance classifies share-based payment awards as either liability awards, which are remeasured at fair value at each balance sheet date, or equity awards, which are measured on the grant date and not subsequently remeasured. Generally, awards with cash-based settlement repurchase features or that are settled at a fixed dollar amount are classified as liability awards, and changes in fair value will be reported in earnings. Awards with net-settlement features or that permit a cashless exercise with third-party brokers are classified as equity awards and changes in fair value are not reported in earnings. MBIA Inc.’s long-term incentive plans include features which result in both liability and equity awards. For liability awards, MBIA Inc. remeasures these awards at each balance sheet date. In addition, the guidance requires the use of a forfeiture estimate. MBIA Inc. uses historical employee termination information to estimate the forfeiture rate applied to current stock-based awards.

MBIA Inc. maintains voluntary retirement benefits, which provide certain benefits to eligible employees of MBIA Corp. upon retirement. A description of these benefits is included in MBIA Inc.’s proxy statement. One of the components of the retirement program for those employees that are retirement eligible is to continue to vest all performance-based stock options and restricted share awards beyond the retirement date in accordance with the original vesting terms and to immediately vest all outstanding time-based stock options and restricted share grants. The accounting guidance for share-based payment requires compensation costs for those employees to be recognized from the date of grant through the retirement eligible date, unless there is a risk of forfeiture, in which case the compensation cost is recognized in accordance with the original vesting schedule. Accelerated expense, if any, relating to this retirement benefit for both stock option awards and restricted stock awards has been included in the compensation expense amounts.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 15: Employee Benefits (continued)

In accordance with the accounting guidance for share-based payments, MBIA Inc. valued all stock options granted using an option-pricing model. The value is recognized as an expense over the period in which the options vest. MBIA Corp.’s proportionate share of compensation cost for employee stock options for the years ended December 31, 2013, 2012 and 2011 totaled $1 million, $2 million and $1 million, respectively. MBIA Corp.’s proportionate share of compensation costs for restricted stock awards for the years ended December 31, 2013, 2012 and 2011 was $2 million, $5 million and $5 million, respectively.

During 2011, MBIA Corp. granted deferred cash-based long-term incentive awards. These grants have a vesting period of either three or five years, after which time the award fully vests. Payment is generally contingent upon the employee’s continuous employment with MBIA Corp. through the payment date. The deferred cash awards are granted to employees from the vice-president level up. There were no deferred cash-based long-term incentive awards granted during 2013 and 2012. Compensation expense related to the deferred cash awards was $1 million, $2 million and $3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Note 16: Preferred Stock

As of December 31, 2013 and 2012, MBIA Corp. had 2,759 shares of preferred stock issued and outstanding with a carrying value of $28 million

In accordance with MBIA Corp.’s fixed-rate election, the dividend rate on the preferred stock was determined using a fixed-rate equivalent of LIBOR plus 200 basis points. Each share of preferred stock has a par value of $1,000 with a liquidation preference of $100,000. The holders of the preferred stock are not entitled to any voting rights as shareholders of MBIA Corp. and their consent is not required for taking any corporate action. Subject to certain requirements, the preferred stock may be redeemed, in whole or in part, at the option of MBIA Corp. at any time or from time to time for cash at a redemption price equal to the liquidation preference per share plus any accrued and unpaid dividends thereon at the date of redemption for the then current dividend period and any previously accumulated dividends payable without interest on such unpaid dividends. As of December 31, 2013 and 2012, there were no dividends declared on the preferred stock. Payment of dividends on MBIA Corp.’s preferred stock is subject to the same restrictions that apply to dividends on common stock under NYIL. The terms of the preferred stock provide that if MBIA Corp. fails to pay dividends in full on the preferred stock for 18 consecutive months, the authorized number of members of the MBIA Corp. Board of Directors will automatically be increased by two and the holders of the preferred stock will be entitled to fill the vacancies so created at a special meeting of the preferred shareholders of MBIA Corp. Due to its nonpayment of dividends on the preferred stock for 18 consecutive months, MBIA Corp. held a meeting of preferred stockholders on August 12, 2011 to elect the two new directors. The meeting was adjourned because a quorum was not present. MBIA Corp. is currently unable to pay dividends, including dividends on its preferred stock, due to earned surplus deficits per its statutory financial statement filings as of December 31, 2013 and 2012.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 17: Accumulated Other Comprehensive Income

The following table presents the changes in the components of AOCI for the years ended December 31, 2013, 2012 and 2011:

In millions	Unrealized Gains (Losses) on AFS Securities, Net(1)	Foreign Currency Translation, Net(1)	Total(1)
Balance, January 1, 2011	$20	$(2)	$18
Other comprehensive income (loss) before reclassification	38	(11)	27
Amounts reclassified from AOCI	(41)	—	(41)

Net period other comprehensive income (loss)	(3)	(11)	(14)
Balance, December 31, 2011	17	(13)	4

Other comprehensive income (loss) before reclassification	(10)	22	12
Amounts reclassified from AOCI	9	—	9

Net period other comprehensive income (loss)	(1)	22	21
Balance, December 31, 2012	16	9	25

Other comprehensive income (loss) before reclassification	(4)	2	(2)
Amounts reclassified from AOCI	(4)	—	(4)

Net period other comprehensive income (loss)	(8)	2	(6)

Balance, December 31, 2013	$8	$11	$19

(1)—All amounts are presented net of tax. Amounts in parentheses indicate debits.

The following table presents the details of the reclassifications from AOCI for the year ended December 31, 2013:

In millions	Amounts Reclassified From AOCI
Details about AOCI Components		Affected Line Item on the Consolidated Statements of Operations
Reclassification adjustment on sale of securities	$6	Net gains (losses) on financial instruments at fair value and foreign exchange
	2	Provision (benefit) for income taxes

Total reclassifications for the period	$4	Net income (loss)

Note 18: Related Party Transactions

Related parties are defined as the following:

•

Affiliates of MBIA Corp.: An affiliate is a party that directly or indirectly controls, is controlled by or is under common control with MBIA Corp. Control is defined as having, either directly or indirectly, the power to direct the management and operating policies of a company through ownership, by contract or otherwise.

•	Entities for which investments are accounted for using the equity method by MBIA Corp.

•	Trusts for the benefit of employees, such as pension and profit sharing trusts, that are managed by or under the trusteeship of management.

•	Principal owners of MBIA Corp. defined as owners of record or known beneficial owners of more than 10% of the voting interests of MBIA Corp.

•

Management of MBIA Corp. which includes persons who are responsible for achieving the objectives of MBIA Corp. and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the Board of Directors, the Chief Executive Officer, Chief Operating Officer, Vice President in charge of principal business functions and other persons who perform similar policymaking functions.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 18: Related Party Transactions (continued)

•

Members of the immediate families of principal owners of MBIA Corp. and its management. This includes family members whom a principal owner or a member of management might control or influence or by whom they may be controlled or influenced because of the family relationship.

•

Other parties with which MBIA Corp. may deal if one party controls or can significantly influence the management or policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

•

Other parties that can significantly influence the management or policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to the extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Since 1989, MBIA Corp. has executed five surety bonds to guarantee the payment obligations of the members of the Municipal Bond Insurance Association (the “Association”), a voluntary unincorporated association of insurers writing municipal bond and note insurance as agents for the member insurance companies that had their S&P claims-paying rating downgraded from AAA on their previously issued Association policies. In the event that the Association does not meet their policy payment obligations, MBIA Corp. will pay the required amounts directly to the paying agent. The aggregate outstanding exposure on these surety bonds as of December 31, 2013 was $340 million.

MBIA Corp.’s investment portfolio is managed by Cutwater Investor Services Corp. (“Cutwater-ISC”) for domestic investments and by Trifinium Advisors (UK) Limited (“Trifinium”) for international investments, both wholly-owned subsidiaries of MBIA Inc., which provide fixed-income investment management services for MBIA Inc. and its affiliates, as well as third-party institutional clients. Prior to August 2012, Cutwater Asset Management UK Limited (“Cutwater AM-UK”) managed MBIA Corp.’s international investment portfolio. In 2013, 2012 and 2011, Cutwater-ISC, Trifinium and Cutwater AM-UK charged fees of $3 million, $5 million and $7 million to MBIA Corp., respectively, based on the performance of its investment portfolio.

MBIA Corp. insures outstanding investment agreement liabilities for MBIA Investment Management Corp., which provides customized investment agreements for bond proceeds and other public funds, as well as for funds which are invested as part of asset-backed or structured product issuance. MBIA Corp. also insures assets and/or liabilities of MBIA-administered conduits that are consolidated in the financial statements of MBIA Inc. and subsidiaries. Refer to “Note 12: Insurance in Force” for further details on insured exposure relating to transactions guaranteed by MBIA Corp.

The MBIA Corp. Secured Loan was fully repaid in May 2012. The interest income relating to this agreement was $3 million, and $14 million, respectively, for the years ended December 31, 2012 and 2011.

In December 2011, MBIA Insurance Corporation entered into a secured loan agreement with National under which MBIA Insurance Corporation borrowed $1.1 billion at a fixed annual interest rate of 7% and with a maturity date of 2016. During 2012, MBIA Insurance Corporation borrowed an additional $443 million under the National Secured Loan with the approval of the NYSDFS at the same terms as the original loan to fund additional commutations of its insurance policies. MBIA Insurance Corporation had the option to defer payments of interest when due by capitalizing interest amounts to the loan balance, subject to certain thresholds. MBIA Insurance Corporation elected to defer the interest payments due under the loan. In connection with the BofA Settlement Agreement, MBIA Insurance Corporation repaid the remaining outstanding balance and accrued interest on the National Secured Loan in May of 2013. As of December 31, 2012, the amount outstanding under this secured loan was $1.7 billion. Interest expense attributable to this agreement totaled approximately $41 million, $103 million and $4 million, respectively, for the years ended December 31, 2013, 2012, and 2011.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 18: Related Party Transactions (continued)

MBIA Corp. provides credit support and issues financial guarantee policies on credit derivative instruments entered into by LaCrosse, an entity previously consolidated by MBIA Corp. under the criteria for VIEs. LaCrosse became an affiliate of MBIA Corp. during the fourth quarter of 2009. The outstanding notional amount of insured CDS contracts entered into by LaCrosse was $24 billion and $47.5 billion as of December 31, 2013 and 2012, respectively and the gross outstanding notional amount of insured CDS contracts entered into by LaCrosse ceded to other reinsurers was zero as of December 31, 2013 and 2012, respectively. During 2013, 2012 and 2011 premiums from LaCrosse for payments received from the counterparties under the insured CDS contracts amounted to $33 million, $53 million, and $98 million, respectively.

Optinuity Alliance Resources (“Optinuity”), created in the first quarter of 2010, provides support services such as management, legal, accounting, treasury and information technology, among others, to MBIA Inc. and other subsidiaries on a fee-for-service basis including MBIA Corp. The services fees charged to MBIA Corp. by Optinuity were $31 million, $36 million, and $37 million for the years ended December 31, 2013, 2012 and 2011, respectively.

MBIA Infrastructure LP Limited, a wholly-owned subsidiary of MBIA UK, established in the second quarter of 2011, serves as the limited partner to TIF Infrastructure LP, an affiliated limited partnership. MBIA Infrastructure LP Limited issued four interest free partner loans to TIF Infrastructure LP during 2012. The loans have termination dates ranging from February 2032 to February 2038. The partner loans have been issued to enable TIF Infrastructure LP to invest in a range of European infrastructure projects. As of December 31, 2013 and 2012, the amount of loans outstanding was $27 million.

During 2011, MBIA Inc. repurchased 111 shares of the outstanding preferred stock of MBIA Corp. at a weighted average purchase price of $20,200 per share or 20.2% of the face value. Preferred shares of 1,315 of MBIA Corp. remained outstanding with a carrying value of $12 million as of December 31, 2013 and 2012.

Included in other liabilities were $7 million and $10 million of net payable from MBIA Inc. and other subsidiaries as of December 31, 2013 and 2012, respectively.

MBIA Corp. had no loans outstanding to any executive officers or directors during 2013 and 2012.

Note 19: Commitments and Contingencies

In the normal course of operating its business, MBIA Corp. may be involved in various legal proceedings. Additionally, MBIA may be involved in various legal proceedings that directly or indirectly impact MBIA Corp.

MBIA has received subpoenas or informal inquiries from a variety of regulators, regarding a variety of subjects. MBIA has cooperated fully with each of these regulators and has or is in the process of satisfying all such requests. MBIA may receive additional inquiries from these or other regulators and expects to provide additional information to such regulators regarding their inquiries in the future.

On December 14, 2009, MBIA Corp. commenced an action in New York State Supreme Court, New York County, against Credit Suisse. The complaint seeks damages for fraud and breach of contractual obligations in connection with the procurement of financial guarantee insurance on the HEMT securitization. On January 30, 2013, MBIA Corp. filed an amended complaint. The amended complaint alleges, among other claims, that Credit Suisse falsely represented: (i) the attributes of the securitized loans; (ii) that the loans complied with the governing underwriting guidelines; and (iii) that Credit Suisse had conducted extensive due diligence on and quality control reviews of the securitized loans to ensure compliance with the underwriting guidelines. The complaint further alleges that the defendants breached their contractual obligations to cure or repurchase loans found to be in breach of the representations and warranties applicable thereto and denied MBIA Corp. the requisite access to all records and documents regarding the securitized loans. On March 8, 2013, the defendants filed their answer to the amended complaint. On April 19, 2013, the court issued an order scheduling fact discovery to close by June 30, 2014.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 19: Commitments and Contingencies (continued)

On September 14, 2012, MBIA Corp. filed a complaint alleging fraud against J.P. Morgan Securities LLC (f/k/a Bear, Stearns & Co. Inc.) relating to Bear, Stearns & Co. Inc.’s role as lead securities underwriter on the GMAC Mortgage Corporation Home Equity Loan Trust 2006-HE4. Oral argument on J.P. Morgan Securities LLC’s motion for summary judgment was held on November 22, 2013. A decision is pending.

On September 10, 2012, CQS ABS Master Fund Ltd., CQS Select ABS Master Fund Ltd., and CQS ABS Alpha Master Fund Ltd. as holders of MBIA-insured residential mortgage-backed bonds filed suit against MBIA Inc., MBIA Corp. and National. The complaint alleges that certain of the terms of the transactions entered into by MBIA Corp., which were approved by the New York State Department of Insurance, constituted fraudulent conveyances under §§ 273, 274, 276 and 279(c) of New York Debtor and Creditor Law and a breach of the implied covenant of good faith and fair dealing under New York common law. On October 19, 2012, MBIA filed its answer. On August 13, 2013, the court entered a revised Management Plan and Scheduling Order setting a fact discovery deadline of April 4, 2014.

On January 30, 2013, National and MBIA Corp. filed a petition in the District Court of Harris County, Texas, 215th Judicial District; Case No. 2013-05829, against the Harris County—Houston Sports Authority (the “Sports Authority”) for damages and declaratory relief arising from the Sports Authority’s failure to raise sufficient revenues and maintain adequate reserves necessary to support bonds issued by the Sports Authority. On March 12, 2013, the court granted the Sports Authority’s motion to dismiss on grounds of governmental immunity. On May 9, 2013, National and MBIA Corp. appealed the dismissal order. Oral argument was heard on February 11, 2014, and an opinion is pending.

On July 23, 2008, the City of Los Angeles filed a complaint in the Superior Court of the State of California, County of Los Angeles, against a number of financial guarantee insurers, including MBIA. At the same time and subsequently, additional complaints against MBIA and nearly all of the same co-defendants were filed by various municipal entities and quasi-municipal entities, mostly in California. These cases are part of a coordination proceeding in Superior Court, San Francisco County, before Judge Richard A. Kramer, referred to as the Ambac Bond Insurance Cases. In August 2011, the plaintiffs filed amended versions of their respective complaints. The claims allege participation by all the defendants in a conspiracy in violation of California’s antitrust laws to maintain a dual credit rating scale that misstated the credit default risk of municipal bond issuers and not-for-profit issuers and thus created market demand for bond insurance. The plaintiffs also allege that the individual bond insurers participated in risky financial transactions in other lines of business that damaged each bond insurer’s financial condition (thereby undermining the value of each of their guaranties), and each failed to adequately disclose the impact of those transactions on their financial condition. In addition to the statutory antitrust claim, the plaintiffs assert common law claims of breach of contract and fraud against MBIA Corp. and the other monoline defendants. The non-municipal plaintiffs also allege a California unfair competition cause of action. The plaintiffs filed a notice of appeal of the March 22, 2013 decision that granted the Bond Insurer defendants’ motion to strike pursuant to California’s Anti-SLAPP statute dismissing the plaintiffs’ claims under California’s Cartwright Act. On October 1, 2013, the Bond Insurer defendants’ filed a notice of cross-appeal.

On July 23, 2008, the City of Los Angeles filed a separate complaint in the Superior Court, County of Los Angeles, naming as defendants MBIA and other financial institutions, and alleging fraud and violations of California’s antitrust laws through bid-rigging in the sale of guaranteed investment contracts and what plaintiffs call “municipal derivatives” to municipal bond issuers. The case was removed to federal court and transferred by order dated November 26, 2008, to the Southern District of New York for inclusion in the multidistrict litigation, Municipal Derivatives Antitrust Litigation, M.D.L. No. 1950. Complaints making the same allegations against MBIA and nearly all of the same co-defendants were then, or subsequently, filed by municipal entities and quasi-municipal entities, mostly in California, and three not-for-profit retirement community operators. These cases have all been added to the multidistrict litigation. The plaintiffs in all of the cases assert federal and either California or New York state antitrust claims. As of May 31, 2011, MBIA has answered all of the existing complaints.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 19: Commitments and Contingencies (continued)

MBIA and MBIA Corp. are defending against the aforementioned actions in which they are a defendant and expect ultimately to prevail on the merits. There is no assurance, however, that they will prevail in these actions. Adverse rulings in these actions could have a material adverse effect on MBIA Corp.’s ability to implement its strategy and on its business, results of operations, cash flows and financial condition. At this stage of the litigation, there has not been a determination as to the amount, if any, of damages. Accordingly, MBIA Corp. is not able to estimate any amount of loss or range of loss.

There are no other material lawsuits pending or, to the knowledge of MBIA Corp., threatened, to which MBIA Corp. is a party.

Note 20: Subsequent Events

Refer to “Note 19: Commitments and Contingencies” for information about legal proceedings that developed after December 31, 2013.